COMMUNITY BANKING WITH THE TOMPKINS PLUS

2001 Corporate Report

TOMPKINS TRUSTCO INC.

Tompkins Trust Company   The Bank of Castile   Mahopac National Bank   Tompkins Insurance Agencies

The Plus in our corporate report theme Tompkins Plus is significant. By definition, the word plus means 'addition.' Plus is also defined as 'a positive.' At Tompkins Trustco, Inc., both definitions are key to the way we do business. By providing customers with quality products and exemplary service, our Company continues to grow market share.

Plus is the added value we bring to our communities. We are committed to community banking and to our regions. Beyond our continually expanding and improving services, we offer the quick decisions, flexibility, and personal attention not found in many companies today.

Plus exemplifies the attitude of our employees who strive to serve the financial needs of each and every member of our communities.

Plus speaks to our philosophy of generating a good return to our shareholders based on reasonable growth and a strong return on equity.

Financial Highlights

	Year ended December 31		
	2001	2000	% Change
Diluted earnings per share	$2.62	$2.45	6.94%
Diluted earnings per share-cash basis*	$2.78	$2.55	9.02%
Cash dividends paid per share**	$1.10	$1.08	1.85%

Selected Financial Data

	Year ended December 31				
Amounts in thousands except per share data	2001	2000	1999	1998	1997
FINANCIAL STATEMENT HIGHLIGHTS					
Assets	$1,420,695	$1,304,894	$1,188,679	$954,705	$886,846
Deposits	1,087,458	1,034,901	974,239	733,644	693,905
Shareholders' equity	131,072	114,995	96,624	97,652	89,003
Net interest income	57,983	51,942	47,066	40,358	38,030
Net income	19,627	17,512	15,200	14,502	12,992
PER SHARE INFORMATION					
Basic earnings per share	$2.65	$2.47	$2.15	$2.05	$1.91
Diluted earnings per share	2.62	2.45	2.12	2.01	1.84
Basic earnings per share-cash basis*	2.82	2.57	2.39	2.07	1.93
Diluted earnings per share-cash basis*	2.78	2.55	2.36	2.03	1.86
Cash dividends per share**	1.10	1.08	1.03	.91	.82
SELECTED RATIOS					
Return on average assets	1.46%	1.42%	1.41%	1.57%	1.51%
Return on average equity	15.82%	17.09%	15.46%	16.09%	15.95%
Return on average assets-cash basis*	1.55%	1.48%	1.57%	1.59%	1.52%
Return on average equity-cash basis*	16.64%	17.70%	16.91%	16.22%	16.10%
Shareholders' equity to average assets	9.73%	9.31%	8.97%	10.60%	10.32%
Dividend payout ratio**	41.51%	43.95%	40.52%	37.92%	36.68%
OTHER SELECTED DATA					
Actual numerical count					
Employees (average full-time equivalent)	513	462	442	365	361
Full-service banking offices	29	28	26	22	22
Bank access centers (ATMs)	45	41	36	33	32
Average basic shares outstanding	7,397,628	7,103,784	7,068,409	7,081,213	6,811,571
Average diluted shares outstanding	7,505,141	7,158,968	7,177,821	7,228,501	7,068,718
Trust and Investment Services assets under management (in thousands)	$1,138,341	$1,094,452	$1,106,059	$ 952,880	$ 838,813

*Uses net income before amortization of intangible assets and one-time merger-related expenses, net of applicable tax benefit.

**Cash dividends per share reflect historical information for Tompkins Trustco, Inc.

A message to our shareholders

We are pleased to report that 2001 was another year of successful operations for your Company. Tompkins Trustco, Inc. produced record financial results, with net income of $19.6 million, an increase of 12.1 percent over the prior year. Diluted earnings per share were $2.62, up 6.9 percent from $2.45 in 2000. Net interest income increased by 11.6 percent, aided by improved margins that benefited from several interest rate reductions by the Federal Reserve. Net interest income also benefited from solid growth in loans and deposits, which resulted in an 8.9 percent increase in total assets, to $1.4 billion at December 31, 2001. For a more complete discussion of the Company's 2001 financial results, please refer to the Management Discussion and Analysis section of the Annual Report.



James J. Byrnes
Chairman & Chief Executive Officer

The Tompkins Trustco affiliates provide added value to our customers and communities. Our community banking approach is well received by the market and has been responsible for the Company's growth. Customers benefit from our reinvestment in regional economies, prompt, accurate service, and the personal touch provided by knowledgeable, committed employees. Additionally, the Company's investment in technology and services enables our people to offer a broad and diverse portfolio of financial products that might be difficult for a single community bank to provide. Among these products are trust and investment services, internet banking, card services, and leasing. This combination of the best aspects of community banking with enhanced service capabilities is what we call the Tompkins Plus. We believe Tompkins Plus positions the Company very well to compete in a rapidly changing market that demands the latest and best services. And, we will do this without sacrificing the personalized attention and service that distinguish our banks from the competition.

An important aspect of our banking philosophy is giving back to those communities we serve. Our banks and individual employees generously give of their time and money to worthy causes every year. In 2001, extraordinary events galvanized our nation. Your Company and its employees responded by donating generously to charities assisting those suffering the aftermath.

All of our affiliates made excellent progress during the year. Tompkins Trust Company, our largest subsidiary, continued to build upon its tradition of community banking dating from 1836. The bank increased its loans and deposits by working with many small businesses, individuals, and emerging technology-based firms in the region around Ithaca, New York, the home of Cornell University and Ithaca College.

Tompkins Trust Company also continues to make significant investments in proven modern technology. Our other subsidiary banks are now taking advantage of this technology, which achieves one of the anticipated benefits of our affiliation. In addition to cost efficiencies, new and enhanced services are now available to customers in the Mahopac and Castile markets.

Tompkins Investment Services, the Trust Company's division providing trust and investment services, has opened offices in the market areas of Mahopac National Bank and The Bank of Castile. The sharing of our years of experience and expertise in the area of investment services is a significant benefit to these customers – a Tompkins Plus. Joint marketing of other Tompkins services has also been initiated.

We introduced the Tompkins Charitable Gift Fund in 2001. Customers may utilize this gift fund to support their favorite charities and causes on a continuing basis. The donor advised funds allow many of the tax and other advantages normally associated with private or family foundations but at a much lower cost.

In early 2001, the Company acquired the remaining minority shares in Mahopac National Bank, bringing our ownership to 100 percent. The bank continues to provide excellent growth in deposits, loans and fee income. The Brewster office and our new Hopewell Junction office have exceeded expectations, and this success serves as evidence of the growth potential of the fast-paced Putnam and Dutchess County markets.

The Bank of Castile also enjoyed significant growth in loans and overall profitability during the past year. The bank continues to have a major presence in small business and agricultural lending, with a particular emphasis on dairy operations. There is a focus on further developing the Rochester market following the success of the bank's first suburban Rochester office in Chili.

Tompkins Insurance Agencies, Inc. was introduced as the name of our combined agencies, acquired as of January 1, 2001. In our first year, the agency has produced revenues that exceeded plan and assisted the corporation in improving its own risk coverage at a lower cost. In addition to bringing new services to our bank customers, Tompkins Insurance Agencies enhances our marketing efforts through the contacts it enjoys with many satisfied customers in western New York.

We are fortunate that many of our shareholders are also customers and frequently reside in the markets where we do business. We invite all of our customers and shareholders to come and meet our staff, talk to our subsidiary bank and insurance company presidents, send us an e-mail, or call our customer service centers. We look forward to showing you, first hand, how the way we do business can make a difference.



James W. Fulmer
President

The price of Tompkins Trustco, Inc. stock rose by 44 percent during 2001. The Company's dividend for the year was $1.10 per share, an increase of $0.02 per share over the prior year. The dividend at that level represents a payout of approximately 42 percent of corporate 2001 earnings.

Our Boards of Directors play a key role in planning and directing the growth of each affiliate. Patricia A. Johnson, Treasurer of Cornell University, is a new member of Tompkins Trust Company's Board of Directors. Joining The Bank of Castile's Board of Directors is Betsy W. Harrison, President and CEO of the Genesee Country Village & Museum. Both bring a great deal of business background and community involvement to their respective boards. At year end, Gary D. Gates retired as a Bank of Castile director. We greatly appreciate his 15 years of excellent service.

We were saddened by the death this past fall of Stanley J. Harmon. Stanley was a retired director of Letchworth Independent Bancshares Corp. and The Bank of Castile, having served those institutions for over 35 years.

As always, we invite each of you to our Annual Meeting being held on Tuesday, May 14, 2002, in Ithaca. Shareholder information meetings will be held on Wednesday, May 15 in Batavia and Wednesday, May 22 in the Mahopac area. Both meetings are open to interested participants. The exact time and location of each meeting are specified in your proxy statement.



James J. Byrnes
Chairman & Chief Executive Officer



James W. Fulmer
President



Habitat, a home furnishings store, caters to the diverse community of Ithaca, NY, offering 'a little bit of everything' from fun and funky to traditional, bath salts to sofas.

Tompkins Trust Company continues as the leader in full-service banking in our hometown of Ithaca. Fundamental to this position is our belief in the importance of customer service. By providing the highest level of customer service, we create a significant point of differentiation from our competitors. Our new small business services department, for example, was created to focus specifically on the needs of small business, an important and often neglected segment.

"I'm just thrilled with the service I received from Tompkins Trust Company. Now I realize that there's a level of personal involvement that your bank can provide for you, and I wasn't getting that when I was banking elsewhere."

Jennifer Pawlewicz, Owner, Habitat of Ithaca

On May 1, 2001, Tompkins County Trust Company officially became Tompkins Trust Company. The new name better reflects the ever-growing depth and footprint of our bank. While our roots and much of our core business remain in Tompkins County, we are in a position to take advantage of growth opportunities in new areas. Despite a challenging economic climate in 2001, the bank realized significant growth, and with our affiliates, began to expand several of our services into western New York and the lower Hudson Valley.

Tompkins Trust Company has been an integral part of our community for over 165 years. By responding to our customers' financial needs and by earning their trust, we became and remain the premier community bank in the region. It is a position we value and consider a responsibility. We are part of the fabric of our community, and, as such, understand the importance of supporting local causes. Along with donations, the bank provides ongoing leadership support to non-profit entities in our community.





The YMCA works to build strong kids, strong families, and strong communities. Thanks to community support from donors such as Tompkins Trust Company, the Graham Road Y features a new high-tech cushioned gym floor. Renovations to the pool will start in August.



A new barn, part of John Emerling's commercial dairy farm in Wyoming County, is raised to provide additional space for the growing business.

Commercial lending was a significant area of growth for The Bank of Castile in 2001, with solid inroads made in Monroe County. Small business and manufacturing were segments that experienced increases as well as commercial real estate. Loans to commercial agricultural enterprises realized considerable growth making the bank number one in its peer group for agricultural lending.

Mortgage lending was also strong. New mortgage products were made available to customers. The creation of new housing opportunities was a major part of the Bank's mortgage initiative, and, combined with favorable interest rates, helped to triple application volume for the year.

Also in 2001, The Bank of Castile became the first financial institution in the state to write a New York Energy Smart Loan as well as the first to exceed 100 of these loans for residential customers. An Energy Smart Loan enables consumers and businesses to save on energy-related loans, with New York State paying a portion of the interest.


LAKES
ROCHESTER
NEW YORK
STATE

MapWorks, located in Rochester, NY, produces custom maps, map atlases, wall maps, and their unique "Easy Streets" location maps for customers as varied as AAA and utility companies nationwide.

"Our company is positioned for major growth. We were awarded the contract as supplier of 'I Love New York' state maps for the next five years. Now, more than ever I need the support of The Bank of Castile. And, I know I'll get it. My banker is there when I need him. He actually listens to what I say, and he offers valuable feedback."

Tom Kennel, President and Owner, Map Works

We believe that community involvement and support is an essential part of doing business. Because the power of good educational facilities enhances any region, The Bank of Castile provides financial gifts to area schools, museums, libraries, and universities.



Brenda L. Copeland
President &
Chief Executive Officer
The Bank of Castile

"Mahopac National Bank's willingness to extend credit made our growing pains a little easier to handle and allowed us to expand and meet our financial obligations. The bank officers and staff have always done more than we expected; they have more than earned our business."

Michael N. Vicario, President, Industrial Window Corporation

A financial partner of Mahopac National Bank, Industrial Window Corp creates and installs state-of-the-art windows to fit a building's aesthetics, whether historic or modern like the new Putnam Valley High School.



Growth is a major objective of Mahopac National Bank, and its region offers significant opportunity. In 2001, Mahopac National Bank grew to five branches; the Hopewell Junction office, the bank's first branch in Dutchess County, opened in early autumn. The move into Hopewell was highlighted with a "Business Blitz" on October 18. Seven teams of two made up of senior management and members of the board made 150 personal visits in one day, leading to a successful start for our new office.

The goal of the recent renovation of the Mahopac office interior was twofold: historic ambiance was preserved while additional customer service space was created.



The move into Hopewell also increased Mahopac National Bank's Business Development Board by ten new members. Created by bank president, Steve Garner, the Business Development Board partners local businesses with the bank in order to support and promote community growth. Membership within the region served by the bank includes 38 business and community leaders.

Community involvement is an important aspect of day-to-day business for Mahopac National Bank. A strong commitment to the community builds good will along with loans and deposits. In Putnam County, the bank created the Mahopac National Bank Community Center, a facility providing low cost space to community groups with limited resources such as local chapters of the American Red Cross and the United Way. The bank also deeded an historic old mill site behind its Red Mills office to the town of Carmel for the fee of $1. The property will become a public park.



Stephen E. Garner
President &
Chief Executive Officer
Mahopac National Bank



James R. Hardie
President &
Chief Executive Officer
Tompkins Insurance Agencies, Inc.

Tompkins Insurance Agencies, with a history of over 100 years of service, is a major plus factor for potential growth. Six insurance offices located throughout Wyoming, Genesee, Livingston and Erie Counties offer customers the benefits afforded by an independent agency. Representing over 20 insurance carriers, Tompkins Insurance Agencies is focused primarily in the region served by The Bank of Castile.

"I was concerned that the changes made by Tompkins Insurance Agencies might dilute the personal relationship we have enjoyed over the years. My fears were unfounded. Their attention to our business needs has not faltered during this period of growth. As always, they are extremely helpful, responsive and professional."

Quentin Call, President, A.D. Call & Sons

As corporate partners, Tompkins Insurance Agencies and The Bank of Castile are able to offer integrated financial packages to all customers, private and commercial. This unique relationship provides growth potential as well as competitive advantages to both institutions.


CALED

While they're looking out for us, we are looking out for them. Tompkins Insurance Agencies has the Caledonia Volunteer Fire Department covered, from the largest engine to the individual needs of each fire fighter.

Tompkins Investment Services

Trust and investment management services have been offered to customers of Tompkins Trust Company for over 100 years. Products range from investment management accounts, trust and estate planning, to small business retirement plans and IRAs. Over $1 billion is currently under management.



A branch of Tompkins Trust Company within the Kendal at Ithaca retirement facility brings banking and investment services to residents.

Regional offices have been extended to The Bank of Castile and Mahopac National Bank to provide trust and investment products and services to all of our customers.

Tompkins Charitable Gift Fund

This new 'donor advised' fund offers clients many of the advantages of charitable trusts at a lower cost. These include the ability to contribute cash or appreciated securities as tax-deductible contributions, with the timing of distributions and the designation of charities at the direction of the donor or their heirs.

"For many years my wife and I have admired the integrity and professional competence of our counselor in the Tompkins Trust Department. We have absolute confidence in Don Stewart and his fine staff. He is a friend; not just a business associate."

George C. Poppensiek, Dean Emeritus, College of Veterinary Medicine, Cornell University

Tompkins Leasing

Lease financing allows businesses the use of equipment with monthly payments that meet their cash flow requirements. Affordable lease payments ensure that money is available for inventory, advertising, personnel, or other elements essential for growth. Tompkins Leasing products and Tompkins Leasing professionals provide customers with the financing options best suited to their needs.

Response to Tompkins Leasing products was significant in 2001, with over $10 million in new leases written. Mahopac National Bank and The Bank of Castile began offering Tompkins Leasing services in their regions in spring, 2001.

Total Loans


Years
97
98
99
00
01
Dollars (in millions)
537
592
755
846
890

Total Deposits


Years
97
98
99
00
01
Dollars (in millions)
694
734
974
1,035
1,087

Diluted Earnings Per Share


Years
97
98
99
00
01
Dollars
1.84
2.01
2.12
2.45
2.62

Diluted Earnings Per Share-Cash Basis*


Years
97
98
99
00
01
Dollars
1.86
2.03
2.36
2.55
2.78

* Uses net income before amortization of intangible assets and one-time merger-related expenses, net of applicable tax benefit.

Cash Dividends Per Share*


Years
97
98
99
00
01
Dollars
0.82
0.91
1.03
1.08
1.10

* Cash dividends per share reflect historical information for Tompkins Trustco Inc.

Consolidated Statements of Condition

Amounts in thousands except share and per share data	Year ended December 31 2001	2000
ASSETS		
Cash and noninterest bearing balances due from banks	$ 43,946	$ 45,939
Interest bearing balances due from banks	21	0
Federal funds sold	150	19,425
Available-for-sale securities, at fair value	386,369	304,358
Held-to-maturity securities, fair value of $27,255 at December 31, 2001 and $26,147 at December 31, 2000	26,846	25,863
Loans and leases, net of unearned income	889,842	845,758
Less reserve for loan/lease losses	10,706	9,824
Net Loans/Leases	879,136	835,934
Bank premises and equipment, net	25,034	23,861
Corporate owned life insurance	20,451	18,581
Intangible assets	14,072	9,858
Accrued interest and other assets	24,670	21,075
Total Assets	$1,420,695	$1,304,894
LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES, AND SHAREHOLDERS' EQUITY		
Deposits:		
Interest bearing:		
Checking, savings, and money market	$ 457,427	$ 406,081
Time	404,532	420,255
Noninterest bearing	225,499	208,565
Total Deposits	1,087,458	1,034,901
Federal funds and securities sold under agreements to repurchase	109,669	72,231
Other borrowings	75,581	67,257
Other liabilities	15,423	14,020
Total Liabilities	1,288,131	1,188,409
Minority interest in consolidated subsidiaries	1,492	1,490
Shareholders' equity:		
Common stock - par value $0.10 per share: authorized 15,000,000 shares; Issued 7,442,177 shares at December 31, 2001, and 7,344,813 shares at December 31, 2000	744	734
Surplus	45,456	44,182
Undivided profits	82,385	70,894
Accumulated other comprehensive income (loss)	3,039	(9)
Treasury stock at cost: 24,529 shares at December 31, 2001, and 24,886 shares at December 31, 2000	(466)	(473)
Unallocated ESOP: 10,170 shares at December 31, 2001, and 32,261 shares at December 31, 2000	(86)	(333)
Total Shareholders' Equity	131,072	114,995
Total Liabilities, Minority Interest in Consolidated Subsidiaries, and Shareholders' Equity	$1,420,695	$1,304,894

Consolidated Statements of Income

Amounts in thousands except per share data	Year ended December 31 2001	2000	1999
INTEREST AND DIVIDEND INCOME			
Loans	$71,592	$70,587	$57,790
Interest bearing balances due from banks	3	0	0
Federal funds sold	487	726	980
Available-for-sale	20,861	19,216	17,229
Held-to-maturity securities	1,215	1,489	1,618
Total Interest and Dividend Income	94,158	92,018	77,617
INTEREST EXPENSE			
Deposits:			
Time certificates of deposit of $100,000 or more	7,970	10,205	7,498
Other deposits	20,458	22,288	17,642
Federal funds purchased and securities sold under agreements to repurchase	3,453	3,996	2,919
Other borrowings	4,294	3,587	2,492
Total Interest Expense	36,175	40,076	30,551
Net Interest Income	57,983	51,942	47,066
Less Provision for Loan/Lease Losses	1,606	1,216	944
Net Interest Income After Provision for Loan/Lease Losses	56,377	50,726	46,122
NONINTEREST INCOME			
Trust and investment services income	4,646	4,586	4,119
Service charges on deposit accounts	4,676	3,739	3,223
Insurance commissions and fees	4,225	0	0
Other service charges	4,259	3,812	2,716
Increase in cash surrender value of corporate owned life insurance	1,068	956	723
Other operating income	924	882	1,083
Gain (loss) on sale of available-for-sale securities	66	450	(59)
Total Noninterest Income	19,864	14,425	11,805
NONINTEREST EXPENSES			
Salaries and wages	20,338	17,354	15,131
Pension and other employee benefits	5,004	4,112	3,469
Net occupancy expense of bank premises	2,787	2,439	1,801
Net furniture and fixture expense	3,042	2,582	2,255
Amortization of intangible assets	1,680	1,135	687
Merger and acquisition related expenses	0	0	1,463
Other operating expenses	13,210	11,197	9,514
Total Noninterest Expenses	46,061	38,819	34,320
Income Before Income Tax Expense and Minority Interest in Consolidated Subsidiaries	30,180	26,332	23,607
Minority interest in consolidated subsidiaries	134	568	558
Income Tax Expense	10,419	8,252	7,849
Net Income	$19,627	$17,512	$15,200
Basic earnings per share	$2.65	$2.47	$2.15
Diluted earnings per share	$2.62	$2.45	$2.12

Consolidated Statements of Changes in Shareholders' Equity

Amounts in thousands except share and per share data	Common Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income(Loss)	Treasury Stock	Unallocated ESOP	Total
BALANCES AT DECEMBER 31, 2000	$734	$44,182	$70,894	$(9)	$(473)	$(333)	$114,995
Comprehensive income:							
Net income			19,627				19,627
Other comprehensive income				3,048			3,048
Total Comprehensive Income							22,675
Cash dividends ($1.10 per share)			(8,136)				(8,136)
Exercise of stock options and related tax benefit (48,177 shares, net)	5	729					734
Treasury stock issued (357 shares)		3			7		10
Common stock repurchased and returned to unissued status (115,079 shares)	(11)	(3,397)					(3,408)
ESOP shares released or committed to be released for allocation (22,091 shares)		497				247	744
Shares issued for purchase acquisitions (164,266 shares)	16	3,442					3,458
BALANCES AT DECEMBER 31, 2001	$744	$45,456	$82,385	$3,039	$(466)	$(86)	$131,072

Independent Auditors' Report

The Board of Directors and Shareholders of Tompkins Trustco, Inc.

We have audited in accordance with auditing standards generally accepted in the United States of America, the consolidated statements of condition of Tompkins Trustco, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cashflows for each of the years in the three year period ended December 31, 2001 (not appearing herein); and in our report dated January 24, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated statements of condition, statements of income and statement of changes in shareholders' equity is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Syracuse, New York
January 24, 2002

Market Price & Dividend Information

See Notes 1 and 2 below:		Market Price High	Market Price Low	Cash Dividends Paid
2001	**1st Quarter**	$31.35	$27.00	$.27
	2nd Quarter	40.13	29.00	.27
	3rd Quarter	39.95	35.25	.28
	4th Quarter	40.95	36.60	.28
2000	**1st Quarter**	$29.13	$22.63	$.27
	2nd Quarter	26.06	23.13	.27
	3rd Quarter	29.06	23.75	.27
	4th Quarter	29.00	26.75	.27

Note 1 - The range of reported high and low price for Tompkins Trustco, Inc. common stock for actual transactions as quoted on the American Stock Exchange. As of March 16, 2002, there were approximately 1,650 shareholders of record.

Note 2 - Dividends on Tompkins Trustco, Inc. common stock were paid on the 15th day of February, May, August, and November of 2001, and on the 15th day of March, June, September, and December of 2000.

Tompkins Trustco, Inc. Board of Directors

James J. Byrnes
Chairman & Chief Executive Officer

Bonnie H. Howell
Vice Chairman
President & Chief Executive Officer
Cayuga Medical Center at Ithaca

James W. Fulmer
President

John E. Alexander
President, The CBORD Group, Inc.

Reeder D. Gates
President, R.D. Gates, Ltd.

William W. Griswold
President & Chief Executive Officer
Ontario Telephone Company &
Trumansburg Home Telephone Company

James R. Hardie
President & Chief Executive Officer
Tompkins Insurance Agencies, Inc.

Edward C. Hooks
Bank Counsel, Partner
Harris Beach LLP

Hunter R. Rawlings, III
President, Cornell University

Thomas R. Salm
Vice President, Business &
Administrative Affairs
Ithaca College

Michael H. Spain
President, Spain Agency, Inc.

William D. Spain, Jr.
Managing Partner, Spain & Spain PC
Chairman, Mahopac National Bank

Craig Yunker
Partner, CY Farms

Advisors to the Board of Directors

Charles E. Treman, Jr.
Retired President
Tompkins Trust Company

Charles L. Van Arsdale
Retired President, Letchworth
Independent Bancshares Corporation &
The Bank of Castile

Board of Directors

The Bank of Castile

James W. Fulmer
Chairman

Brenda L. Copeland
President & Chief Executive Officer

Robert F. Brass
President, L.R. Brass, Inc.

Joseph G. Bucci
Owner, Bucci Real Estate

Thomas E. Cushing
Vice President, Secretary-Treasurer
J.O. Cook, Inc.

Betsy W. Harrison*
President and CEO
Genesee Country Village and Museum

Benjamin C. Mancuso, Jr.
Retired President
Charles Mancuso & Sons, Inc.

John D. McClurg
President
McClurg Chrysler-
Dodge-Jeep, Inc. &
McClurg Chevrolet-Oldsmobile-
Pontiac-Buick, Inc.

Craig Yunker
Partner, CY Farms

Mahopac National Bank

William D. Spain, Jr.
Chairman
Managing Partner, Spain & Spain, PC

Stephen E. Garner
President & Chief Executive Officer

James J. Byrnes
Chairman & Chief Executive Officer
Tompkins Trustco, Inc.

James W. Fulmer
President, Tompkins Trustco, Inc.

C. Compton Spain
Attorney, Spain & Spain, PC

Michael H. Spain
President, Spain Agency, Inc.

Charles L. Van Arsdale
Retired President, Letchworth
Independent Bancshares Corporation
& The Bank of Castile

Tompkins Trust Company

James J. Byrnes
Chairman, President &
Chief Executive Officer

Bonnie H. Howell
Vice Chairman
President & Chief Executive Officer
Cayuga Medical Center at Ithaca

John E. Alexander
President, The CBORD Group, Inc.

Francis E. Benedict
Retired Executive Vice President
Tompkins Trust Company

Reeder D. Gates
President, R.D. Gates, Ltd.

William W. Griswold
President & Chief Executive Officer
Ontario Telephone Company &
Trumansburg Home Telephone Company

Carl E. Haynes
President, Tompkins Cortland
Community Collge

Edward C. Hooks
Bank Counsel, Partner
Harris Beach LLP

Robert T. Horn, Jr.
Physician

Patricia A. Johnson*
Treasurer, Cornell University

Lucinda A. Noble
Retired Director
Cooperative Extension,
Cornell University

Hunter R. Rawlings, III
President, Cornell University

Thomas R. Salm
Vice President, Business &
Administrative Affairs
Ithaca College

Michael D. Shay
Retired Chairman of the Board
Evaporated Metal Films Corporation

Peggy R. Williams
President, Ithaca College

Advisor to the Board of Directors

Charles E. Treman, Jr.
Retired President
Tompkins Trust Company

Tompkins Insurance Agencies, Inc.

James W. Fulmer
Chairman
President, Tompkins Trustco, Inc.

James R. Hardie
President & Chief Executive Officer

David S. Boyce
Senior Vice President
Commercial Insurance

James J. Byrnes
Chairman & Chief Executive Officer
Tompkins Trustco, Inc.

David J. Cecere
Senior Vice President
Personal Insurance

Brenda L. Copeland
Executive Vice President
Tompkins Trustco, Inc.

Grover S. Ellwood
Corporate Secretary

Frank Vitagliano, Jr.
Senior Vice President
& Chief Operating Officer

*Effective February 1, 2002

Senior Officers

The Bank of Castile

James W. Fulmer
Chairman of the Board

Brenda L. Copeland
President & Chief Executive Officer

Leslie R. Beardslee
Senior Vice President
Credit Department Manager

David N. DeLaVergne
Senior Vice President
Agriculture and Commercial Loan Officer

Steven K. Beardsley
Vice President
Agriculture and Commercial Loan Officer

Robert J. Bennett
Vice President
Branch Administrator

Michael C. Boza
Vice President
Agriculture and Commercial Loan Officer

Donna E. Francis
Vice President, Branch Operations

Gary L. Gayton
Vice President, Chili Manager

Thomas H. Kishlar
Vice President
Commercial Loan Officer

Gregg C. McAllister
Vice President, Marketing Director

Judy G. Schillaci
Vice President, Auditor

Theresa B. Sedlock
Vice President, Compliance Officer
Community Reinvestment Act Officer

Tyna S. Slocum
Vice President
Assistant Credit Department Manager

Gregory J. Wood
Vice President, Commercial Loan Officer

Robert J. Zuidema
Vice President
Commercial Loan Officer

Mahopac National Bank

Stephen E. Garner
President & Chief Executive Officer

Stephen S. Romaine
Executive Vice President
Chief Financial Officer
Manager Administrative Services Division

Gerald J. Klein, Jr.
Senior Vice President, Senior Loan Officer
Manager Commercial Banking &
Consumer Loan Division

Tanya G. Vanasse
Senior Vice President
Manager Community Banking Division

Noreen B. Brancaccio
Vice President, Compliance Officer
Reg. O Officer
Community Reinvestment Act Officer

Christopher T. Corallo
Vice President, Controller

Brian A. DaSilva
Vice President, Credit Administration

Douglas L. DePaoli
Vice President, Branch Manager Brewster

Timothy L. Every
Regional Vice President, Commercial Banking

Ronald L. Ferri
Vice President, Commercial Banking

Rosemary Hyland
Vice President, Human Resources

John R. Kraus
Regional Vice President, Commercial Banking

Bryan P. Lahey
Vice President, Operations & Systems

Carol Masi
Vice President
Branch Manager Putnam Valley

Lisa L. McPartland
Vice President, Credit Administration

Edward V. Yuhas
Vice President, Loan Operations

Tompkins Trust Company

James J. Byrnes
Chairman, President
& Chief Executive Officer

Donald S. Stewart
Executive Vice President
Tompkins Investment Services

Robert B. Bantle
Senior Vice President
Community Banking Division

Richard M. Dolge
Senior Vice President
Community Banking Division

Francis M. Fetsko
Senior Vice President, Treasurer
& Chief Financial Officer

Joyce P. Maglione
Senior Vice President, Personnel

Joseph H. Perry
Senior Vice President
Tompkins Investment Services
& Corporate Secretary

Thomas J. Smith
Senior Vice President, Credit Services

Lawrence A. Updike
Senior Vice President
Operations & Systems

Steven E. Bacon
Vice President, Commercial Banking

Paul W. Banfield
Vice President, Commercial Banking

Terry G. Barber
Vice President, Data Processing

Samuel V. Brewer
Vice President
Tompkins Investment Services

John E. Butler
Vice President
Tompkins Investment Services

Edward F. Dawson
Vice President, Consumer Credit Services

Jeffrey Dobbin
Vice President, Commercial Banking

Benjamin E. Herrmann
Vice President
Community Banking Division

Stephen R. Hoyt
Vice President, Commercial Banking

Diana C. Jayne
Vice President
Community Banking Division

H. Craig Miller
Vice President, Residential
Mortgage Services

Stephen L. Patchett
Vice President, Commercial Banking

Pamela L. Wait
Vice President
Tompkins Investment Services

Randy C. Lovell
Corporate Auditor

Tompkins Insurance Agencies, Inc.

James R. Hardie
President & Chief Executive Officer

Frank Vitagliano, Jr.
Senior Vice President
& Chief Operating Officer

David S. Boyce
Senior Vice President
Commercial Insurance

David J. Cecere
Senior Vice President, Personal Insurance

William L. Cecere
Vice President

Joseph A. Teresi
Vice President

Grover S. Ellwood
Corporate Secretary/Marketing

Don H. Herman
Treasurer & Chief Financial Officer

Corporate Information

Corporate Offices

Tompkins Trustco, Inc.
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210

Website: www.tompkinstrustco.com
E-mail: shareholder@tompkinstrust.com

Subsidiaries

Tompkins Trust Company
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210
www.tompkinstrust.com

The Bank of Castile
P.O. Box 129
Castile, NY 14427
(585) 493-2576
www.bankofcastile.com

Mahopac National Bank
1441 Route 22
Brewster, NY 10509
(845) 278-1000
www.welcomebanking.com

Tompkins Insurance Agencies, Inc.
14 Market St.
PO Box 300
Attica, NY 14011
(585) 591-0262
www.tompkinsins.com

Stock Listing

Tompkins Trustco, Inc. common stock is traded on the American Stock Exchange under the symbol TMP.

Annual Shareholders Meeting

All Tompkins Trustco, Inc. shareholders are invited to attend the Annual Meeting on Tuesday, May 14, 2002, at 7:30 p.m. in the ballroom of the Clarion University Inn and Conference Center, One Sheraton Drive, Ithaca, New York.

A Shareholders Information Meeting will be held at 11:00 a.m. on Wednesday, May 15, 2002, for our shareholders in the Castile area at the Batavia Party House, Batavia, New York.

A Shareholders Information Meeting will be held at 6:00 p.m. on Wednesday, May 22, 2002, for our shareholders in the Mahopac area at the Mahopac Golf Club, Mahopac, New York.

Corporate Officers

James J. Byrnes
Chairman & Chief Executive Officer

James W. Fulmer
President

Brenda L. Copeland
Executive Vice President

Stephen E. Garner
Executive Vice President

Donald S. Stewart
Executive Vice President

Robert B. Bantle
Senior Vice President

Francis M. Fetsko
Senior Vice President
& Chief Financial Officer

Joyce P. Maglione
Senior Vice President

Joseph H. Perry
Senior Vice President
& Corporate Secretary

Thomas J. Smith
Senior Vice President

Lawrence A. Updike
Senior Vice President

Randy C. Lovell
Corporate Auditor

Shareholder Inquires

Dividend Reinvestment & Direct Stock Purchase and Sale Plan

The INVESTORS CHOICE Dividend Reinvestment & Direct Stock Purchase and Sale Plan is administered by American Stock Transfer & Trust Company as transfer agent for Tompkins Trustco, Inc. It offers a convenient way for shareholders to increase their investment in the Company. The plan enables shareholders to reinvest all or part of their cash dividends or to make optional cash payments, with some restrictions, in order to purchase shares of Tompkins Trustco, Inc. common stock without incurring charges for brokerage commissions or service charges. Shareholders who are interested in this plan may receive enrollment information and a plan enrollment application by contacting:

American Stock Transfer & Trust Company
Toll-free number: 1-877-573-4008
Internet: WWW.INVESTPOWER.COM

Mailing address:
American Stock Transfer & Trust Company
Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560

For answers to many of your shareholder questions or to request forms, visit American Stock Transfer & Trust Company's website www.amstock.com or contact:

American Stock Transfer & Trust Company
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038

Overnight address:
6201 15th Avenue
Brooklyn, NY 11219

1-800-937-5449 or 1-718-921-8200
E-mail address: info@amstock.com

Also, INVESTORS CHOICE enrollment information can be requested and shareholder questions answered by contacting the Company:

Linda M. Carlton
Assistant Corporate Secretary
Tompkins Trustco, Inc.
P.O. Box 460
Ithaca, NY 14851

1-888-503-5753 or 607-256-3210, ext. 2319
E-mail address:
shareholder@tompkinstrust.com

Form 10-K

Copies of the Company's Form 10-K (Annual Report) for 2001, filed with the Securities and Exchange Commission, may be obtained by shareholders, by written request, from Francis M. Fetsko, Senior Vice President and Chief Financial Officer, P.O. Box 460, Ithaca, NY 14851. Copies can also be obtained from our website: www.tompkinstrustco.com

TOMPKINS
TRUSTCO INC.

PO Box 460 Ithaca, New York 14851
www.tompkinstrustco.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File Number 1-12709

TOMPKINS TRUSTCO INC.

(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	16-1482357 (I.R.S. Employer Identification No.)
The Commons, P.O. Box 460, Ithaca, New York (Address of principal executive offices)	14851 (Zip Code)

Registrant's telephone number, including area code: (607) 273-3210

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Title of Class: Common Stock ($.10 Par Value)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ].

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the registrant's voting stock held by non-affiliates was approximately $261,008,000 on March 11, 2002, based on the closing sales price of the registrant's common stock, $.10 par value (the "Common Stock"), as reported on the American Stock Exchange, as of such date.

The number of shares of the registrant's Common Stock outstanding as of March 11, 2002, was 7,423,865 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement (the "Proxy Statement") filed with the Securities and Exchange Commission in connection with the 2002 Annual Meeting of Stockholders, is incorporated herein by reference in Part III.

TOMPKINS TRUSTCO, INC.

2001 Annual Report on Form 10-K

Table of Contents

PART I		Page
Item 1.	Business of the Company	1
Item 2.	Properties	5
Item 3.	Legal Proceedings	7
Item 4.	Submission of Matters for a Vote by Securities Holders	7
PART II		
Item 5.	Market for Registrant's Common Equity and Related Securities	8
Item 6.	Selected Financial Data	8
Item 7.	Management Discussion and Analysis of Financial Condition and Results of Operations	10
Item 7A.	Quantitative and Qualitative Disclosure About Market Risk	27
Item 8.	Financial Statements and Supplementary Data	29
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	59
PART III		
Item 10.	Directors and Executive Officers of the Registrant	59
Item 11.	Executive Compensation	60
Item 12.	Security Ownership of Certain Beneficial Owners and Management	60
Item 13.	Certain Relationships and Related Transactions	60
Part IV		
Item 14.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	61

[This Page Intentionally Left Blank]

PART I

Item 1. Business of the Company

General

Tompkins Trustco, Inc. ("Tompkins" or the "Company"), is the corporate parent to three community banks, Tompkins Trust Company ("Trust Company"), The Bank of Castile, and The Mahopac National Bank ("Mahopac National Bank"), which together operate 31 banking offices in local market areas throughout New York State. Through its community banking subsidiaries, the Company provides traditional banking services, and offers a full range of money management services through Tompkins Investment Services, a division of Tompkins Trust Company. The Company also offers insurance services through its Tompkins Insurance Agencies, Inc. ("Tompkins Insurance") subsidiary, an independent agency with a history of over 100 years of service to individual and business clients throughout western New York. Each Tompkins subsidiary operates with a community focus, meeting the needs of the unique communities served.

Headquartered in Ithaca, New York, Tompkins is registered as a Financial Holding Company with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Tompkins was organized in 1995, under the laws of the State of New York, as a bank holding company for the Tompkins Trust Company (formerly known as Tompkins County Trust Company), a commercial bank that has operated in Ithaca and surrounding communities since 1836.

Mergers and Acquisitions

On December 31, 1999, Tompkins completed a merger with Letchworth Independent Bancshares Corporation ("Letchworth"), which was at the time, the parent company for The Bank of Castile (a wholly-owned subsidiary) and Mahopac National Bank (approximately 70% owned by Letchworth). The merger was accounted for as a pooling-of-interests, and upon completion of the merger, Letchworth was merged with and into Tompkins. All prior period financial information has been restated to present the combined financial condition and results of operations of both companies as if the merger had been in effect for all periods presented.

On June 4, 1999, Letchworth acquired 70.17% of the outstanding common stock of Mahopac National Bank in a cash transaction accounted for as a purchase. Accordingly, operating results for Mahopac National Bank are not included for periods prior to June 4, 1999. Subsequent to June 4, 1999, net income of Mahopac National Bank is included in Tompkins' net income based upon the percentage of Tompkins' ownership of Mahopac National Bank.

Effective September 1, 2000, and early in 2001, Tompkins completed the purchase of the minority interest in Mahopac National Bank, primarily in a stock-for-stock transaction accounted for as a purchase. Prior to September 1, 2000, the approximately 30% interest in Mahopac National Bank, which was not owned by Tompkins, was shown as a minority interest in consolidated subsidiaries on the consolidated statements of condition.

Effective January 1, 2001, the Company completed the acquisition of 100% of the common stock of Austin, Hardie, Wise Agency, Inc. and Ernest Townsend & Son, Inc., in a cash and stock transaction accounted for as a purchase. The two agencies have been merged with and into Tompkins Insurance Agencies, Inc., a wholly-owned subsidiary of Tompkins. The agencies primarily offer property and casualty insurance to individuals and businesses in Western New York State. On June 22, 2001, Tompkins Insurance acquired the assets of Youngs & Linfoot of LeRoy, Inc. in a cash transaction accounted for as a purchase. Tompkins Insurance has offices in Attica, Warsaw, Alden, LeRoy, Batavia and Caledonia.

Further details pertaining to the mergers and acquisitions are presented in Note 2 to the consolidated financial statements, included herein.

Narrative Description of Business

The Company provides traditional banking related services, which constitute the Company's only reportable business segment. Banking services consist primarily of attracting deposits from the areas served by its banking offices and using those deposits to originate a variety of commercial loans, consumer loans, real estate loans, and leases. The Company's principal expenses are interest on deposits, interest on borrowings, and operating and general administrative expenses, as well as provisions for loan/lease losses. Funding sources, other than deposits, include borrowings, securities sold under agreements to repurchase, and cash flow from lending and investing activities. Tompkins provides a variety of financial services to individuals and small business customers. Some of the traditional banking and related financial services are detailed below.

Commercial Services
The Company's subsidiary banks provide financial services to corporations and other business clients. Lending activities include loans for a variety of business purposes, including real estate financing, construction, equipment financing, accounts receivable financing, and commercial leasing. Other commercial services include, deposit and cash management services, letters of credit, sweep accounts, credit cards, purchasing cards, merchant processing, and Internet-based account services.

Retail Services
The Company's subsidiary banks provide a variety of retail banking services including checking accounts, savings accounts, time deposits, IRA products, brokerage services, residential mortgage loans, personal loans, home equity loans, credit cards, debit cards and safe deposit services. Retail services are accessible through a variety of delivery systems including branch facilities, ATMs, voice response, and Internet banking.

Trust and Investment Management Services
The Company provides trust and investment services through Tompkins Investment Services, a division of Tompkins Trust Company. Tompkins Investment Services, with office locations at all three of the Company's subsidiary banks, provides a full range of money management services, including investment management accounts, custody accounts, trusts, retirement plans and rollovers, estate settlement, and financial planning.

Insurance Services
The Company provides insurance services through its Tompkins Insurance subsidiary. Tompkins Insurance is an independent agency, representing 22 major insurance carriers with access to special risk property and liability markets. Tompkins Insurance has state of the art computer systems for record keeping, claim processing and coverage confirmation, and can provide instant insurance pricing comparisons from some of the country's finest insurance companies.

Securities Portfolio
The Company maintains a portfolio of securities such as U.S. government and agency securities, obligations of states and political subdivisions thereof, equity securities, and interest-bearing deposits. Management typically invests in securities with short to intermediate average lives in order to better match the interest rate sensitivities of its assets and liabilities.

Investment decisions are made within policy guidelines established by the Company's board of directors. The investment policy established by the board of directors is based on the asset/liability management goals of the Company, and is monitored by the Asset/Liability Management Committees of the subsidiary banks. The intent of the policy is to establish a portfolio of high quality diversified securities which optimizes net interest income within acceptable limits of safety and liquidity. Securities, other than certain obligations of states and political subdivisions thereof, are classified as available-for-sale, though it is generally management's intent to hold all securities to maturity. Securities available-for-sale may be used to enhance total return, provide additional liquidity, or reduce interest rate risk.

Information regarding the amortized cost and fair value of the securities portfolio for the years December 31, 2001 and 2000, respectively, is presented in Note 3 to the Company's consolidated financial statements. The amortized cost and fair value of the securities portfolio for the year ended December 31, 1999, is presented in the table below.

	Available-for-Sale Securities			
December 31, 1999 *(in thousands)*	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of				
U.S. Government agencies	$156,763	$ 63	$6,025	$150,801
Obligations of states and political subdivisions	47,943	325	628	47,640
Mortgage-backed securities	85,340	50	2,204	83,186
U.S. corporate securities	4,486	7	25	4,468
Total debt securities	294,532	445	8,882	286,095
Equity securities	7,771	333	0	8,104
Total available-for-sale securities	$302,303	$778	$8,882	$294,199

Available-for-sale securities include $6,665,000 in equity securities, which are carried at amortized cost since fair values are not readily determinable. This figure includes $5,039,000 of Federal Home Loan Bank Stock.

December 31, 1999 *(in thousands)*	Held-to-Maturity Securities Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of states and political subdivisions	$30,975	$349	$59	$31,265
Total held-to-maturity debt securities	$30,975	$349	$59	$31,265

Competition

The Company's subsidiary banks operate 31 offices, including two limited-service offices, serving communities in upstate New York. The Trust Company operates 12 full-service and one limited service banking offices in the counties of Tompkins and Schuyler. The Bank of Castile conducts its operations through its 12 full-service and one limited service offices, in towns situated in and around the areas commonly known as the Letchworth State Park area and the Genesee Valley region of New York State. Mahopac National Bank is located in Putnam County, and operates 4 full-service branches in that county, and in October 2001, opened its first branch in Dutchess County.

The decision to operate as three locally managed community banks reflects management's commitment to community banking as a business strategy that will continue to be emphasized. For Tompkins, this community banking approach is characterized by prompt, accurate service, and the personal touch provided by knowledgeable, committed employees. The Letchworth acquisition has provided increased capacity for growth, and greater capital resources necessary to make investments in technology and services. Through the Trust Company, Tompkins has developed several specialized financial services that are now available in markets served by The Bank of Castile and Mahopac National Bank. These services include trust and investment services, leasing, card services, and Internet banking. The recent addition of Tompkins Insurance adds a line of insurance and risk management products to the Company's array of financial products.

The area served by the Trust Company consists primarily of Tompkins County, with an estimated population of 97,000. Education plays a significant role in the local economy with Cornell University and Ithaca College being two of the county's major employers. Current economic trends include low unemployment and moderate growth. The Bank of Castile serves a five-county market that is primarily rural in nature. The opening of a branch office in Chili, New York, in 1999 provides increased access to the suburban Rochester, New York, market. Excluding Monroe County, which includes Rochester, the population of the counties served by The Bank of Castile is approximately 171,000. Economic growth has been relatively flat in The Bank of Castile's market area, although the significant population base of the suburban Rochester market (in excess of 700,000 people), provides continued opportunities for growth. The primary market area for Mahopac National Bank is Putnam County, with a population of approximately 96,000. Putnam County is about 60 miles north of Manhattan, and is one of the fastest growing counties in New York State. The Hopewell Junction office is located in Dutchess County, which has a population of approximately 280,000.

Competition for commercial banking and other financial services is strong in the Company's market areas. Deregulation of the banking industry has created a highly competitive environment for commercial banking services. Increased competition has resulted in a decreasing number of community banks, and increased competition from regional and national financial service providers. In one or more aspects of its business, the Company competes with other commercial banks, savings institutions, credit unions, mortgage bankers and brokers, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Many of these competitors, some of which are affiliated with large financial holding companies, have substantially greater resources and lending limits, and may offer certain services the Company does not currently provide. In addition, many non-bank competitors, such as credit unions, are not subject to the same taxes or extensive federal regulations that apply to financial holding companies and federally insured banks.

Regulation

As a registered financial holding company, the Company is subject to examination and comprehensive regulation by the Federal Reserve Board (FRB). The Company's subsidiary banks are subject to examination and comprehensive regulation by various regulatory authorities, including the Federal Deposit Insurance Corporation (FDIC), the Office of the Comptroller of the Currency (OCC), and the New York State Banking Department (NYSBD). Each of these agencies issues regulations and requires the filing of reports describing the activities and financial condition of the entities under its jurisdiction. Likewise, such agencies conduct examinations on a recurring basis to evaluate the safety and soundness of the institutions, and to test compliance with various regulatory requirements, including: consumer protection, privacy, fair lending, the Community Reinvestment Act, the Bank Secrecy Act, sales of non-deposit investments, electronic data processing, and trust department activities.

Under FRB regulations, the Company may not, without providing prior notice to the FRB, purchase or redeem its own Common Stock if the gross consideration for the purchase or redemption, combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to ten percent or more of the Company's consolidated net worth. Additionally, FRB policy provides that dividends shall not be paid except out of current earnings and unless prospective rate of earnings retention by the Company appears consistent with its capital needs, asset quality, and overall financial condition.

The FRB, the FDIC, and the OCC have promulgated capital adequacy guidelines that are considered by the agencies in examining and supervising a bank or bank holding company; and in analyzing any applications a bank or bank holding company may submit to the appropriate agency. In addition, for supervisory purposes, the agencies have promulgated regulations establishing five categories of capitalization, ranging from well capitalized to critically undercapitalized, depending upon the level of capitalization and other factors. Currently, the Company and its subsidiary banks maintain leverage and risk-based capital ratios above the required levels and are considered well capitalized under the applicable regulations. A comparison of the Company's capital ratios and the various regulatory requirements is included in Note 17 of the Company's consolidated financial statements.

All deposit accounts of the Company's subsidiary banks are insured by the Bank Insurance Fund (BIF), generally in amounts up to $100,000 per depositor. The FDIC has the power to terminate a bank's insured status or to temporarily suspend it under special conditions. Deposit insurance coverage is maintained by payment of premiums assessed to banks insured by the BIF. Based on capital strength and favorable FDIC risk classifications, the subsidiary banks are not currently subject to BIF insurance assessments. Beginning in January 1997, all BIF insured banks are subject to special assessments to repay Financing Corporation (FICO) bonds, which were used to repay depositors of failed Savings and Loan Associations after the former Federal Savings and Loan Insurance Fund became insolvent.

Employees

At December 31, 2001, the Company employed 558 employees, approximately 80 of whom were part-time. No employees are covered by a collective bargaining agreement and the Company believes its employee relations are excellent.

Item 2. Properties

The following table provides information relating to the Company's facilities:

Location	Facility Type	Square Feet	Owned/Leased*
The Commons Ithaca, NY	Trust Company Main Office	23,900	Owned
119 E. Seneca Street Ithaca, NY	Trust Company Trust and Investment Services	18,550	Owned
121 E. Seneca Street Ithaca, NY	Administration	18,900	Owned
Rothschilds Building The Commons, Ithaca, NY	Operations and Data Processing	20,500	Leased
Central Avenue Cornell University, Ithaca, NY	Trust Company Cornell Campus Office	400	Leased
905 Hanshaw Road Ithaca, NY	Trust Company Community Corners Office	790	Leased
139 N. Street Extension Dryden, NY	Trust Company Dryden Office	2,250	Owned
1020 Ellis Hollow Road Ithaca, NY	Trust Company East Hill Plaza Office	650	Leased
775 S. Meadow Street Ithaca, NY	Trust Company Plaza Office	2,280	Owned
Pyramid Mall Ithaca, NY	Trust Company Pyramid Mall Office	610	Leased
116 E. Seneca Street Ithaca, NY	Trust Company Seneca Street Drive-in	775	Owned
2251 N. Triphammer Road Ithaca, NY	Trust Company Triphammer Road Office	3,000	Leased
2 W. Main Street Trumansburg, NY	Trust Company Trumansburg Office	2,720	Owned
701 W. Seneca Street Ithaca, NY	Trust Company West End Office	2,150	Owned
2230 N. Triphammer Road Ithaca, NY	Trust Company Kendal Office (Part-time office)	204	Leased
100 Main Street Odessa, NY	Trust Company Odessa Office	3,115	Owned
50 N. Main Street Castile, NY	The Bank of Castile Main Office	6,662	Owned

Location	Facility Type	Square Feet	Owned/Leased*
604 W. Main Street Arcade, NY	The Bank of Castile Arcade Office	4,662	Owned
263 E. Main Street Avon, NY	The Bank of Castile Avon Office	3,303	Owned
408 E. Main Street Batavia, NY	The Bank of Castile Batavia Office	3,496	Owned
3155 State Street Caledonia, NY	The Bank of Castile Caledonia Office	4,680	Owned
3252 Chili Avenue Chili, NY	The Bank of Castile Chili Office	4,000	Owned
1 Main Street Gainesville, NY	The Bank of Castile Gainesville Office	1,448	Owned
11 South Street Geneseo, NY	The Bank of Castile Geneseo Office	9,700	Owned
29 Main Street LeRoy, NY	The Bank of Castile LeRoy Office	3,084	Owned
102 N. Center Street Perry, NY	The Bank of Castile Perry Office	4,702	Owned
2727 Genesee Street Retsof, NY	The Bank of Castile Retsof Office	2,220	Leased
445 N. Main Street Warsaw, NY	The Bank of Castile Warsaw Office	2,798	Owned
129 N. Center Street Perry, NY	The Bank of Castile Processing Center **	11,138	Owned
1410 S. Main Street Medina, NY 14103	The Bank of Castile Medina Office (Loan Production Office)	1,250	Leased
630 Route 6 Mahopac, NY	Mahopac National Bank Mahopac Office	2,800	Owned
591 Route 6N Mahopac Falls, NY	Mahopac National Bank Red Mills Office	3,000	Owned
21 Peekskill Hollow Road Putnam Valley, NY	Mahopac National Bank Putnam Valley Office	17,950	Owned
1441 Route 22 Brewster, NY	Mahopac National Bank Brewster Office	34,000	Owned
1822 Route 82 Hopewell Junction, NY	Mahopac National Bank Hopewell Office	1,200	Leased

Location	Facility Type	Square Feet	Owned/Leased*
14 Market Street Attica, NY	Tompkins Insurance Attica Office	11,424	Leased
34 N. Main Street Warsaw, NY	Tompkins Insurance Warsaw Office	2,280	Leased
13360 Broadway Alden, NY	Tompkins Insurance Alden Office	1,000	Owned
3212 State Street Caledonia, NY	Tompkins Insurance Caledonia Office	400	Leased
40 Main Street Leroy, NY	Tompkins Insurance Leroy Office	3,700	Leased
216 E. Main Street Batavia, NY	Tompkins Insurance Batavia Office	1,140	Leased

* *Lease terminations for the Company's leased properties range from 2002 through 2042.*

** *Office includes two parcels of land that are being leased through 2004, and 2090, respectively.*

Management believes the current facilities are suitable for their present and intended purposes.

Item 3. Legal Proceedings

The Company is involved in legal proceedings in the normal course of business, none of which are expected to have a material adverse impact on the financial condition or operations of the Company.

Item 4. Submission of Matters for a Vote by Securities Holders

There were no matters submitted for shareholder vote in the fourth quarter of 2001.

PART II

Item 5. Market for Registrant's Common Equity and Related Securities

Market Price & Dividend Information		Market Price High	Market Price Low	Cash Dividends Paid
See Notes 1 and 2 below:				
2001	1st Quarter	**$31.35**	**$27.00**	**$.27**
	2nd Quarter	**40.13**	**29.00**	**.27**
	3rd Quarter	**39.95**	**35.25**	**.28**
	4th Quarter	**40.95**	**36.60**	**.28**
2000	1st Quarter	$29.13	$22.63	$.27
	2nd Quarter	26.06	23.13	.27
	3rd Quarter	29.06	23.75	.27
	4th Quarter	29.00	26.75	.27

Note 1 - The range of reported high and low price for Tompkins Trustco, Inc. common stock for actual transactions as quoted on the American Stock Exchange. As of March 16, 2002, there were approximately 1,650 shareholders of record.

Note 2 - Dividends on Tompkins Trustco, Inc. common stock were paid on the 15th day of February, May, August, and November of 2001, and on the 15th day of March, June, September, and December of 2000.

Item 6. Selected Financial Data

			Year ended December 31		
(in thousands except per share data)	**2001**	**2000**	**1999**	**1998**	**1997**
FINANCIAL STATEMENT HIGHLIGHTS					
Assets	**$1,420,695**	$1,304,894	$1,188,679	$954,705	$886,846
Deposits	**1,087,458**	1,034,901	974,239	733,644	693,905
Other borrowings	**75,581**	67,257	42,012	48,973	34,817
Shareholders' equity	**131,072**	114,995	96,624	97,652	89,003
Interest and dividend income	**94,158**	92,018	77,617	69,729	66,265
Interest expense	**36,175**	40,076	30,551	29,371	28,235
Net interest income	**57,983**	51,942	47,066	40,358	38,030
Provision for loan/lease losses	**1,606**	1,216	944	1,539	1,436
Net securities gains (losses)	**66**	450	(59)	(12)	(48)
Net income	**19,627**	17,512	15,200	14,502	12,992
PER SHARE INFORMATION					
Basic earnings per share	**2.65**	2.47	2.15	2.05	1.91
Diluted earnings per share	**2.62**	2.45	2.12	2.01	1.84
Basic earnings per share-cash basis*	**2.82**	2.57	2.39	2.07	1.93
Diluted earnings per share-cash basis*	**2.78**	2.55	2.36	2.03	1.86
Cash dividends per share**	**1.10**	1.08	1.03	0.91	0.82
SELECTED RATIOS					
Return on average assets	**1.46%**	1.42%	1.41%	1.57%	1.51%
Return on average equity	**15.82%**	17.09%	15.46%	16.09%	15.95%
Return on average assets-cash basis*	**1.55%**	1.48%	1.57%	1.59%	1.52%
Return on average equity-cash basis*	**16.64%**	17.70%	16.91%	16.22%	16.10%
Shareholders' equity to average assets	**9.73%**	9.31%	8.97%	10.60%	10.32%
Dividend payout ratio**	**41.51%**	43.95%	40.52%	37.92%	36.68%

OTHER SELECTED DATA *(actual numerical count)*					
Employees (average full-time equivalent)	**513**	462	442	365	361
Full-service banking offices	**29**	28	26	22	22
Bank access centers (ATMs)	**45**	41	36	33	32
Trust and investment services assets under management (in thousands)	**$1,138,341**	$1,094,452	$1,106,059	$952,880	$838,813

* *Uses net income before amortization of intangible assets and one-time merger-related expenses, net of applicable tax benefit.*

** *Cash dividends per share reflects historical information for Tompkins Trustco, Inc.*

Unaudited Quarterly Financial Data:

(in thousands except per share data)	2001 First	Second	Third	Fourth
Interest and dividend income	$23,851	$23,824	$23,464	$23,019
Interest expense	10,318	9,579	8,670	7,608
Net interest income	13,533	14,245	14,794	15,411
Provision for loan/lease losses	185	320	401	700
Income before income taxes	7,224	7,325	8,190	7,307
Net income	4,793	4,773	5,265	4,796
Net income per common share (basic)	.65	.65	.71	.65
Net income per common share (diluted)	.64	.64	.70	.64

(in thousands except per share data)	2000 First	Second	Third	Fourth
Interest and dividend income	$21,792	$22,598	$23,599	$24,029
Interest expense	8,964	9,567	10,690	10,855
Net interest income	12,828	13,031	12,909	13,174
Provision for loan/lease losses	240	274	301	401
Income before income taxes	6,464	6,282	6,644	6,374
Net income	4,326	4,188	4,572	4,426
Net income per common share (basic)	.62	.60	.64	.61
Net income per common share (diluted)	.61	.60	.64	.60

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

The following analysis is intended to provide the reader with a further understanding of the consolidated financial condition and results of operations of the Company and its operating subsidiaries for the periods shown. For a full understanding of this analysis, it should be read in conjunction with the consolidated financial statements and notes thereto.

In the application of certain accounting policies management is required to make assumptions regarding the effect of matters that are inherently uncertain. These estimates and assumptions affect the reported amounts of certain assets, liabilities, revenues, and expenses in the consolidated financial statements. Different amounts could be reported under different conditions, or if different assumptions were used in the application of these accounting policies. The accounting policy considered critical in this respect is the determination of the allowance for loan and lease losses.

OVERVIEW

Tompkins Trustco, Inc. ("Tompkins" or the "Company") was organized in 1995, as the parent company of Tompkins Trust Company (the "Trust Company"), which traces its charter back to 1836. On December 31, 1999, the Company completed a merger with Letchworth Independent Bancshares Corporation ("Letchworth"), at which time Letchworth was merged with and into Tompkins. Upon completion of the merger, Letchworth's two subsidiary banks, The Bank of Castile and The Mahopac National Bank ("Mahopac National Bank"), became subsidiaries of Tompkins. The merger with Letchworth was accounted for as a pooling-of-interests, and accordingly all prior period financial information has been restated to present the combined financial condition and results of operations of both companies as if the merger had been in effect for all periods presented.

On June 4, 1999, Letchworth acquired 70.17% of the outstanding common stock of Mahopac National Bank in a cash transaction accounted for as a purchase. Accordingly, operating results for Mahopac National Bank are not included for periods prior to June 4, 1999. Subsequent to June 4, 1999, net income of Mahopac National Bank is included in Tompkins' net income based upon the percentage of Tompkins' ownership of Mahopac National Bank. This transaction with Mahopac National Bank resulted in a core deposit intangible of $3.5 million, and goodwill of $2.5 million.

Effective September 1, 2000, and early in 2001, Tompkins Trustco, Inc. completed the purchase of the minority interest in Mahopac National Bank, primarily in a stock-for-stock transaction accounted for as a purchase. Prior to September 1, 2000, the approximately 30% interest in Mahopac National Bank, which was not owned by Tompkins, was shown as a minority interest in consolidated subsidiaries on the consolidated statements of condition. Subsequent to September 1, 2000, effectively all of the net income of Mahopac National Bank is included in Tompkins' consolidated net income. The approximately 30% acquisition of Mahopac National Bank resulted in a core deposit intangible of $1.9 million, and goodwill of $3.2 million.

Effective January 1, 2001, the Company completed the acquisition of 100% of the common stock of Austin, Hardie, Wise Agency, Inc. and Ernest Townsend & Son, Inc., in a cash and stock transaction accounted for as a purchase. The purchase price exceeded the fair value of identifiable assets acquired less liabilities assumed by $4.36 million, which was recorded as goodwill. The purchase agreements for the insurance agencies include provisions for additional consideration to be paid in the form of Company stock if certain income targets are met. The two agencies have been merged with and into Tompkins Insurance Agencies, Inc. ("Tompkins Insurance"), a wholly-owned subsidiary of Tompkins. Tompkins Insurance has six Western New York office locations serving markets contiguous to The Bank of Castile.

On June 22, 2001, Tompkins Insurance acquired the assets of Youngs & Linfoot of LeRoy, Inc. in a cash transaction accounted for as a purchase. The purchase price exceeded the fair value of identifiable assets acquired less liabilities assumed by $287,000, which was recorded as goodwill.

Additional information on the Company's merger and acquisition activities is discussed in Note 2 to the consolidated financial statements.

Forward-Looking Statements

This report may include forward-looking statements with respect to revenue sources, growth, market risk, and corporate objectives. The Company assumes no duty, and specifically disclaims any obligation, to update forward-looking statements, and cautions that these statements are subject to numerous assumptions, risk, and uncertainties, all of which could change over time. Actual results could differ materially from forward-looking statements.

RESULTS OF OPERATIONS
(Comparison of December 31, 2001 and 2000 results)

General

Net income for the year ended December 31, 2001, was up 12.1% to $19.6 million, compared to $17.5 million in 2000. On a per share basis, the Company earned $2.62 per diluted share compared to $2.45 per share in 2000. Cash earnings, which exclude amortization of intangible assets, were $20.8 million for the year ended December 31, 2001, up 14.2% from 2000 cash earnings of $18.3 million.

The Company's strong earnings performance in 2001 is attributable to the success of the core business strategies of the Company and its community banking subsidiaries, which include diversified revenue sources consisting of net interest income generated from the loan and securities portfolios, trust and investment services income, and other service charges and fees for providing banking and related financial services. Although net interest income remains the Company's primary revenue source, management continues to focus on growing revenue from noninterest related sources.

Return on average shareholders' equity (ROE) was 15.82% in 2001, compared to 17.09% in 2000. The decline in ROE in 2001 is due to the fact the average equity grew more rapidly than earnings. Contributing to the growth in average equity in 2001 was approximately $8.2 million related to the September 2000 acquisition of the minority interest in Mahopac National Bank, approximately $3.4 million related to the acquisition of Austin, Hardie, Wise Agency, Inc. and Ernest Townsend & Son, Inc., and approximately $7.0 million of unrealized gains on available-for-sale securities. ROE reported on a cash basis was 16.64% in 2001, compared to 17.70% in 2000. Return on average assets (ROA) was 1.46% in 2001, up slightly from 1.42% in 2000. ROA reported on a cash basis was 1.55% in 2001, compared to 1.48% in 2000.

Net Interest Income

Table 1 illustrates the trend in average interest-earning assets and interest-bearing liabilities, and the corresponding yield or cost associated with each. Tax-equivalent net interest income improved to $60.0 million in 2001, up from $54.0 million in 2000. Several interest rate reductions by the Federal Reserve Board contributed to improvement in the net interest margin from 4.72% in 2000, to 4.87% in 2001. Net interest income also benefited from other factors, including: growth in earning assets, an improved mix of earning assets, and growth in deposits.

Average earning assets increased by $88.2 million, or 7.7% in 2001. Growth in average earning assets was primarily centered in the loan portfolio, which included a $27.7 million increase in average commercial loans, and a $23.5 million increase in average real estate loans. Average securities (excluding changes in unrealized gains and losses on available-for-sale securities) increased by $32.0 million between 2000 and 2001. Core deposits (total deposits, less brokered deposits and time deposits of $100,000 or more) represent the Company's largest and lowest cost funding source. Growth in average assets was funded primarily with core deposits, which increased by 6.5% from an average balance of $819.8 million in 2000, to $873.1 million in 2001. Non-core funding sources, which include time deposits of $100,000 or more, brokered deposits, federal funds purchased, securities sold under agreements to repurchase, and other borrowings provided additional sources of funding to support asset growth. Average balances on these non-core funding sources increased by $35.9 million between 2000 and 2001.

Changes in net interest income occur from a combination of changes in the volume of interest-earning assets and interest-bearing liabilities, and in the rate of interest earned or paid on them. *Table 2* illustrates changes in interest income and interest expense attributable to changes in volume (change in average balance multiplied by prior year rate), changes in rate (change in rate multiplied by prior year volume), and the net change in net interest income. The net change attributable to the combined impact of volume and rate has been allocated to each in proportion to the absolute dollar amounts of the change. The $6.0 million increase in tax-equivalent net interest income from 2000 to 2001 included a $2.1 million increase in interest income and a $3.9 million decrease in interest expense. An increased volume of earning assets contributed to a $3.4 million increase in net interest income between 2000 and 2001, while the impact from changes in interest rates added $2.6 million in net interest income.

Table 1 - Average Statements of Condition and Net Interest Analysis

	December 31								
	2001			2000			1999		
(dollar amounts in thousands)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
ASSETS									
Interest-earning assets:									
Certificates of deposit, other banks	$ 329	$ 3	0.91%	$ 0	$ 0	0.00%	$ 0	$ 0	0.00%
Securities (1)									
U.S. Government securities	273,951	17,517	6.39	242,611	15,929	6.57	210,598	13,751	6.53
State and municipal (2)	68,854	5,120	7.44	78,474	5,654	7.20	75,531	5,463	7.23
Other securities (2)	23,951	1,329	5.55	13,715	1,142	8.33	24,858	1,580	6.36
Total securities	366,756	23,966	6.53	334,800	22,725	6.79	310,987	20,794	6.69
Federal funds sold	12,329	487	3.95	11,992	726	6.05	17,717	980	5.53
Loans, net of unearned income (3)									
Residential real estate	327,279	25,959	7.93	326,139	25,488	7.82	274,321	21,049	7.67
Commercial real estate	183,428	15,308	8.35	161,104	16,402	10.18	138,882	12,464	8.97
Commercial loans (2)	211,404	17,823	8.43	183,736	16,602	9.04	122,288	11,855	9.69
Consumer and other	111,964	11,126	9.94	108,911	10,785	9.90	123,655	11,233	9.08
Lease financing	18,700	1,495	7.99	17,315	1,368	7.90	15,602	1,249	8.01
Total loans, net of unearned income	852,775	71,711	8.41	797,205	70,645	8.86	674,748	57,850	8.57
Total interest-earning assets	1,232,189	96,167	7.80	1,143,997	94,096	8.23	1,003,452	79,624	7.94
Noninterest-earning assets	114,261			91,040			74,122		
Total assets	$1,346,450			$1,235,037			$1,077,574		
LIABILITIES & SHAREHOLDERS' EQUITY									
Deposits:									
Interest-bearing deposits									
Interest checking, savings, and money market	$ 427,665	$ 7,857	1.84%	$ 412,864	$10,311	2.50%	$ 361,115	$ 8,436	2.34%
Time Deposits > $100,000	169,978	7,970	4.69	167,149	10,205	6.11	149,124	7,498	5.03
Time Deposits < $100,000	238,798	12,319	5.16	220,402	11,977	5.43	186,603	9,206	4.93
Brokered Time Deposits: < $100,000	6,292	282	4.48	0	0	0.00	0	0	0.00
Total interest-bearing deposits	842,733	28,428	3.37	800,415	32,493	4.06	696,842	25,140	3.61
Federal funds purchased and securities sold under agreements to repurchase	79,132	3,453	4.36	68,305	3,996	5.85	60,662	2,919	4.81
Other borrowings	75,101	4,294	5.72	59,125	3,587	6.07	49,966	2,492	4.99
Total interest-bearing liabilities	996,966	36,175	3.63	927,845	40,076	4.32	807,470	30,551	3.78
Noninterest-bearing deposits	206,653			186,505			154,803		
Accrued expenses and other liabilities	17,213			13,444			15,555		
Total liabilities	1,220,832			1,127,794			977,828		
Minority Interest	1,518			4,791			1,404		
Shareholders' equity	124,100			102,452			98,342		
Total liabilities and shareholders' equity	$1,346,450			$1,235,037			$1,077,574		
Interest rate spread			4.17%			3.92%			4.16%
Net interest income/margin on earning assets		$59,992	4.87%		$54,020	4.72%		$49,073	4.89%

(1) Average balances and yields on available-for-sale securities are based on amortized cost.

(2) Interest income includes the tax effects of taxable-equivalent adjustments using a combined New York State and Federal effective income tax rate of 40% in 2001, 2000, and 1999, to increase tax-exempt interest income to a taxable equivalent basis.

(3) Nonaccrual loans are included in the average loan totals presented above. Payments received on nonaccrual loans have been recognized as disclosed in Note 1 of the consolidated financial statements.

Table 2 - Analysis of Changes in Net Interest Income

(in thousands) (taxable equivalent)	2001 vs. 2000 Increase (Decrease) Due to Change in Average			2000 vs. 1999 Increase (Decrease) Due to Change in Average		
	Volume	Rate	Total	Volume	Rate	Total
INTEREST INCOME:						
Certificates of deposit	$ 3	$ 0	$ 3	$ 0	$ 0	$ 0
Federal funds sold	20	(259)	(239)	(340)	86	(254)
Investments:						
Taxable	2,744	(793)	1,951	1,393	325	1,718
Tax-exempt	(788)	78	(710)	200	13	213
Loans, net:						
Taxable	4,629	(3,748)	881	10,794	2,001	12,795
Tax-exempt	166	19	185	4	(4)	0
Total interest income	$6,774	$(4,703)	$2,071	$12,051	$2,421	$14,472
INTEREST EXPENSE:						
Interest-bearing deposits:						
Interest checking, savings, and money market	358	(2,812)	(2,454)	1,265	610	1,875
Time	1,502	(3,113)	(1,611)	2,783	2,628	5,411
Federal funds purchased and securities sold under agreements to repurchase	572	(1,115)	(543)	389	755	1,144
Other borrowings	923	(216)	707	502	593	1,095
Total interest expense	$3,355	$(7,256)	$(3,901)	$4,939	$4,586	$9,525
Net interest income	$3,419	$2,553	$5,972	$7,112	$(2,165)	$4,947

Notes: See notes to Table 1.

Provision for Loan/Lease Losses

The provision for loan/lease losses represents management's estimate of the expense necessary to maintain the reserve for loan/lease losses at an adequate level. The provision for loan/lease losses was $1.6 million in 2001, compared to $1.2 million in 2000. The increase in 2001 is primarily due to continued growth in the loan portfolio, as well as the changing composition of the loan portfolio, which includes increased levels of commercial and consumer loans. The Company's loan portfolio remains of generally high quality, despite an increase in nonperforming loans as of December 31, 2001. Nonperforming loans and leases were $7.5 million at December 31, 2001, representing a modest 0.85% of total loans and leases outstanding at year-end. Nonperforming loans and leases at year-end 2000 were $4.7 million, representing 0.56% of total loans and leases. Net charge-offs of $724,000 in 2001 represented 0.08% of average loans during the period, compared to net charge-offs of $620,000 in 2000, also representing 0.08% of average loans and leases.

Noninterest Income

Although net interest income remains the primary revenue source for the Company, competitive, regulatory, and economic conditions have led management to target noninterest income opportunities as an important driver of long-term revenue growth. Management believes a continued focus on noninterest income will improve the Company's ability to compete with non-bank competitors, and reduce earnings volatility that may result from changes in the general interest rate environment. These efforts resulted in $19.9 million in noninterest income for 2001, a 37.7% increase over 2000. The acquisition of Tompkins Insurance, effective January 1, 2001, contributed to the strong growth in noninterest income, adding $4.2 million in revenue from insurance commissions and fees. The agencies primarily offer property and casualty insurance to individuals and businesses in Western New York State. If revenue from Tompkins Insurance is excluded from 2001 results for comparison purposes, noninterest income would reflect an increase of $1.2 million, or 8.4%.

Through the Trust Company, the Company has invested significant resources in developing fee income producing products and services. Many of these products and services are now being offered to customers of The Bank of Castile and Mahopac National Bank, thereby expanding the customer base for these products. The process of marketing these products throughout the Tompkins organization was started in 2000 and is expected to continue in 2002 and beyond, creating continued opportunities for growth in noninterest income.

The Tompkins Investment Services Division of the Trust Company generates fee income through managing trust and investment relationships, managing estates, providing custody services, and managing employee benefits plans. Services are primarily provided to customers in the Trust Company's market area of Tompkins County and surrounding areas, although the division currently manages assets for clients in more than 40 states. Recently, Tompkins Investment Services expanded its marketing efforts and has dedicated staff to serve clients in The Bank of Castile and Mahopac National Bank markets.

Revenue from trust and investment services is a significant source of noninterest income for the Company, generating $4.6 million in revenue in 2001, an increase of 1.3% over 2000. Increased fee income is primarily attributable to the continued growth in average assets managed by, or in the custody of, Tompkins Investment Services. Income generated by Tompkins Investment Services is largely based on the value of the assets managed by the division, which can be affected by general trends in the stock market, as well as the amount of new business generated. Despite generally unfavorable trends in the stock market during 2001, the market value of assets managed by, or in custody of, Tompkins Investment Services increased by $43.9 million to $1.1 billion at December 31, 2001.

Service charges on deposit accounts were $4.7 million in 2001, compared to $3.7 million in 2000. The increase in 2001 is largely due to the increase in deposit accounts. The average dollar volume of noninterest-bearing accounts increased by $20.1 million between 2000 and 2001, while savings and money market accounts increased by $14.8 million over the same period. Fee increases for certain deposit related services were also implemented in the first quarter of 2001, contributing to the increase in the current year.

The largest category of other service charges is card services fees. Card services have been another growth area for the Company, as technology has created opportunities to better serve customers with new products. Card services products include traditional credit cards, purchasing cards, debit cards, automated teller machines (ATM), and merchant card processing. Fee income associated with card services was $2.4 million in 2001, an increase of 12.1% over 2000.

Noninterest income includes $1.1 million from increases in cash surrender value of corporate owned life insurance, up from $956,000, in 2000. This income is exempt from taxes. The corporate owned life insurance relates to life insurance provided to certain senior officers of the Company and its subsidiaries. Increases in the cash surrender value of the insurance are reflected as other noninterest income, and the related mortality expense is recognized as an other operating expense. Although income associated with the insurance policies is not included in interest income, increases in the cash surrender value produced a tax-adjusted return of approximately 8.07% in 2001, and 8.38% in 2000.

The Company has an investment in a small business investment company partnership, Cephas Capital Partners, L.P. ("Cephas"), totaling $4.1 million at December 31, 2001, and $3.3 million at December 31, 2000. Because the Company's percentage ownership in this partnership exceeds 20%, the equity method of accounting is utilized, such that the Company's percentage of the partnership's income is recognized as income on its investment; and likewise, any loss by the partnership is recognized as a loss on the Company's investment. During the fourth quarter of 2001, Cephas recognized a $2.0 million loss on a single investment. The Company's portion of this loss totaled $770,000, which was recognized in the fourth quarter of 2001 as a reduction to other operating income. The year-to-date net loss from the Company's investment in Cephas was $300,000 in 2001, compared to net income of $304,000 in 2000. While management believes that at December 31, 2001, there are no additional write-downs necessary related to the Cephas investment, deterioration in the general economy and other factors could result in additional losses on investments in the Cephas partnership. The Company believes that as of December 31, 2001, there is no impairment with respect to this investment.

Declining interest rates in 2001 resulted in record mortgage application volume for the Company. As a result of this record application volume, which included a high percentage of applications to refinance loans currently serviced by the Company, the volume of residential mortgage loan sales increased from $7.2 million in 2000 to $27.6 million in 2001. Net gains from loan sales are included in other operating income and amounted to $560,000 in 2001, compared to $74,000 in 2000.

Noninterest Expense

Noninterest expenses for the year-ended December 31, 2001, were $46.1 million, an increase of 18.7% over the same period in 2000. The increase in 2001 is largely attributable to operating expenses associated with Tompkins Insurance, along with increased amortization expense related to the January 1, 2001, acquisition of Austin, Hardie, Wise Agency, Inc. and Ernest Townsend & Son, Inc. (now Tompkins Insurance) and the September 1, 2000, purchase of the minority interest in Mahopac National Bank. Expenses of Tompkins Insurance added $3.2 million of noninterest expense in 2001, before amortization of intangible assets. Amortization of intangible assets increased $545,000 to $1.7 million in 2001, up from $1.1 million in 2000. The additional amortization expense included $285,000 related to Tompkins Insurance, and $260,000 related to the purchase of the minority interest in Mahopac National Bank.

The Company's efficiency ratio (operating expense excluding amortization of intangible assets, divided by tax-equivalent net interest income plus noninterest income before securities gains and losses) was 55.4% in 2001, compared to 55.1% in 2000. The ratio is relatively unchanged from the previous year, as improvement at the Company's bank subsidiaries was offset by the addition of Tompkins Insurance, which due to its smaller size and the nature of its operations, operates with a relatively higher cost structure than the banks.

Personnel-related expenses comprise the largest segment of other expense, representing approximately 55.0% of noninterest expenses in 2001, compared to approximately 55.3% in 2000. Total personnel-related expenses increased by $3.9 million in 2001, to $25.3 million. The higher personnel-related expenses reflect an increase in full-time equivalent employees from 462 in 2000 to 513 in 2001. Additional staffing levels relate primarily to the addition of Tompkins Insurance, as well as staffing of the Hopewell Office of Mahopac National Bank, which opened in October 2001. Personnel-related expenses in 2001 include some increased costs associated with the consolidation of a majority of the Company's benefit plans, including the pension, 401-K, and ESOP plans, effective January 1, 2001. Although the consolidated benefit plans have increased benefits costs in the current year, management believes the revised benefits make the Company more competitive for recruiting and retaining employees, while providing all employees in the Company an opportunity to receive profit sharing based on the success of Company-wide goals.

Expense for premises, furniture, and fixtures increased to $5.8 million in 2001, from $5.0 million in 2000. The increase in 2001 is primarily related to Tompkins Insurance, which added $434,000 in expenses for premises, furniture, and fixtures in 2001. Also contributing to the increase were the opening of the Hopewell Office in October 2001, and increased depreciation associated with continued investments in technology.

As noted above, amortization of intangible assets increased by $545,000 in 2001, due to amortization of intangible assets associated with Tompkins Insurance beginning in January 2001, and the purchase of the minority interest in Mahopac National Bank in September 2000. At December 31, 2001, the Company had unamortized goodwill related to its various acquisitions of $9.7 million. Upon adoption of Statement of Financial Accounting Standards (SFAS) No. 142 on January 1, 2002, the Company is no longer required to record amortization expense related to goodwill; accordingly, amortization expense in 2002 will be approximately $545,000 less than in 2001. Under SFAS No. 142, the Company is required to perform an annual assessment of intangible assets for impairment. Although impairment testing has yet to be completed, management does not expect to record an impairment loss in 2002 as a result of the adoption of SFAS No. 142.

Other identifiable intangibles on the Company's books consist primarily of core deposit intangibles related to the acquisition of Mahopac National Bank. At December 31, 2001, core deposit intangible assets totaled $3.5 million, and are being amortized over a 10-year period. Amortization of core deposit intangible assets is not affected by the adoption of SFAS No. 142.

Other expenses include, among other things, fees paid for marketing services, postage and courier services, telephone expense, donations, software maintenance and amortization, and card services related expense. The increase from $11.2 million in 2000 to $13.2 million in 2001, is attributable to several factors, including normal increases associated with growth in noninterest revenue; increased marketing costs associated with a new branch opening, increased technology costs, and the inclusion of expenses related to Tompkins Insurance in 2001.

Minority Interest in Consolidated Subsidiaries

Minority interest expense represents the portion of net income in consolidated majority-owned subsidiaries that is attributable to the minority owners of a subsidiary. For Tompkins, minority interest expense in 2000 includes $433,000 related to the approximate 30% interest held by minority owners of Mahopac National Bank for the period from January 1, 2000, through September 1, 2000. Effective September 1, 2000, the Company acquired the interest held by the minority owners. The Company also had minority interest expense of $135,000 and $134,000 in 2000 and 2001, respectively, related to minority interests in three real estate investment trusts, which are substantially owned by the Company's banking subsidiaries.

Income Tax Expense

The provision for income taxes provides for Federal and New York State income taxes. The 2001 provision was $10.4 million, compared to $8.3 million in 2000. The increase was primarily due to a higher level of taxable income, although the effective tax rate for the Company increased in 2001 to 34.5%, compared to 31.5% in 2000. The increase in the effective tax rate is due to a variety of factors, including a reduction in income from tax-exempt municipal securities from $5.7 million in 2000 to $5.1 million in 2001.

RESULTS OF OPERATIONS

(Comparison of December 31, 2000 and 1999 results)

Net income for the year ended December 31, 2000, was up 15.2% to $17.5 million, compared to $15.2 million in 1999. On a per share basis the Company earned $2.45 per diluted share compared to $2.12 per share in 1999. Cash earnings, which exclude amortization of intangible assets and one-time merger related expense in 1999, were $18.3 million for the year ended December 31, 2000, up 8.3% from 1999 cash earnings of $16.9 million.

Return on average shareholders' equity (ROE) was 17.09% in 2000, compared to 15.46% in 1999. The lower ROE in 1999 includes the effects of one-time merger-related expenses associated with the Letchworth merger. ROE (using cash earnings) was 17.70% in 2000, and 16.91% in 1999. Return on average assets (ROA) was 1.42% in 2000, and 1.41% in 1999. ROA (using cash earnings) was 1.48% in 2000, and 1.57% in 1999.

Net Interest Income

As illustrated in *Table 1*, tax-equivalent net interest income improved to $54.0 million in 2000, up from $49.1 million in 1999. The growth was supported by an increased volume of earning assets, which grew by 14.0% in 2000. A portion of the growth is attributable to the fact that average earnings assets include earning assets of Mahopac National Bank for a full year in 2000 and only seven months in 1999. Growth in average earning assets between year-end 1999 and year-end 2000 was primarily in the loan portfolio, which included a $61.4 million increase in average commercial loans, and a $51.8 million increase in average residential real estate loans. Net interest income also benefited from an improved mix of earning assets and interest-bearing liabilities. Average loans for 2000 increased to 69.7% of average earning assets, compared to 67.2% in 1999, while average core deposits improved to 72.7% of average liabilities in 2000, compared to 71.9% in 1999. The $117.3 million increase in average core deposits from 1999 to 2000 was primarily centered in the Company's two newest branches - the Brewster Office of Mahopac National Bank, which opened in the first quarter of 2000; and the Chili Office of The Bank of Castile, which opened in the second quarter of 1999.

The Company's net interest margin declined slightly in 2000 to 4.72%, from 4.89% in 1999. The net interest margin in 2000 was negatively impacted by rising short term interest rates, which resulted in an inverted yield curve for much of 2000, whereby short term interest rates exceeded longer term interest rates. Additionally, the net interest margin experienced downward pressure due to the competitive environment for loans and deposits in the markets in which the Company competes.

Table 2 illustrates changes in interest income and interest expense attributable to changes in volume (change in average balance multiplied by prior year rate), changes in rate (change in rate multiplied by prior year volume), and the net change in net interest income. The $4.9 million increase in tax-equivalent net interest income from 1999 to 2000 included a $14.5 million increase in interest income, which was partially offset by a $9.5 million increase in interest expense. An increased volume of earning assets contributed to a $7.1 million increase in net interest income between 1999 and 2000, while the impact from changes in interest rates resulted in a $2.2 million reduction in net interest income.

Provision for Loan/Lease Losses

The provision for loan/lease losses was $1.2 million in 2000, and $944,000 in 1999. The increase in 2000 was primarily due to growth in the loan portfolio. Nonperforming loans and leases were $4.7 million at December 31, 2000, representing a modest 0.56% of total loans and leases outstanding at year-end. Nonperforming loans and leases at year-end 1999 were $4.3 million, also representing 0.56% of total loans and leases. Net charge-offs of $620,000 in 2000 represented 0.08% of average loans during the period, compared to net charge-offs of $632,000 in 1999, representing 0.09% of average loans and leases.

Noninterest Income

Although net interest income remains the primary revenue source for the Company, noninterest income, excluding sales of securities, increased as a percentage of revenue (net interest income, plus other noninterest income) from 20.1% in 1999, to 21.2% in 2000. The increase reflects success in management's focus on improving noninterest income to better compete with non-bank competitors, and reduce earnings volatility that may result from changes in the general interest rate environment. Noninterest income of $14.4 million for the year ended December 31, 2000, reflects an increase of $2.6 million or 22.2% over 1999. A portion of the growth in 2000 is attributable to the fact that noninterest income of Mahopac National Bank is included for the full year in 2000, and only seven months in 1999. If income from Mahopac National Bank were included for the full year in 1999, the growth in 2000 would have been approximately $2.1 million, or 17.4%.

Trust and investments services income of $4.6 million in 2000 represents an 11.3% increase over 1999. Income generated by Tompkins Investment Services is largely based on the value of the assets managed by the division, which can be affected by general trends in the stock market, as well as the amount of new business generated. Total assets managed by, or in custody of, Tompkins Investment Services had a market value of $1.1 billion at December 31, 2000 and 1999.

Service charges on deposit accounts increased from $3.2 million in 1999, to $3.7 million in 2000. The increase in 2000 is largely attributable to the increase in deposit accounts. The average dollar volume of noninterest-bearing accounts increased by $31.7 million between 1999 and 2000, while saving and money market accounts increased by $51.7 million over the same period.

Card services income is included in other service charges on the consolidated statements of income. Card services products include traditional credit cards, purchasing cards, debit cards, automated teller machines (ATM), and merchant card processing. Fee income associated with card services increased 31.6% in 2000 to $2.1 million, following growth of 56.7% in 1999.

Noninterest income includes a $956,000 increase in cash surrender value of corporate owned life insurance, up from $723,000, in 1999. Although income associated with the insurance policies is not included in interest income, increases in the cash surrender value produced a tax-adjusted return of approximately 8.38% in 2000, and 8.10% in 1999.

Noninterest Expense

The Company's 2000 noninterest expenses increased by 13.1% over 1999, to $38.8 million. Operating expenses, which exclude amortization of intangible assets and one-time merger expense, increased 17.1%. The $5.5 million increase in operating expenses is partially attributable to the fact that expenses of Mahopac National Bank are included for the full year in 2000, and only seven months in 1999. If expenses of Mahopac National Bank were included for the full year in 1999, then the growth in 2000 would have been $3.3 million, or approximately 9.9%. The increase in 2000 also includes approximately $1.1 million of increased expenses associated with two branch office openings — the Chili Office of The Bank of Castile (opened in the third quarter of 1999), and the Brewster Office of Mahopac National Bank (opened in the first quarter of 2000).

The Company's efficiency ratio (operating expense divided by tax-equivalent net interest income plus noninterest income before securities gains and losses) was 55.1% in 2000, and 52.6% in 1999. The increase in 2000 is primarily due to increased expenses associated with the opening of the Chili Office of The Bank of Castile and the Brewster Office of Mahopac National Bank.

Personnel-related expenses comprise the largest segment of noninterest expense, representing approximately 55.3% of noninterest expenses in 2000, compared to approximately 54.2% in 1999. Total personnel-related expenses increased by $2.9 million in 2000, to $21.5 million. If expenses of Mahopac National Bank were included for the full year in 1999, then the increase in 2000 would have been approximately $1.6 million, or approximately 8.2%.

Expense for premises, furniture, and fixtures increased to $5.0 million in 2000, from $4.1 million in 1999. The increase in 2000 is primarily due to increased expenses associated with the opening of the Chili and Brewster offices. Approximately $277,000 of the increase relates to the fact that expenses of Mahopac National Bank are included for the full year in 2000, and only seven months in 1999.

Amortization of intangible assets for 2000 includes $885,000 of amortization expense related to core deposit intangible assets and approximately $250,000 of amortization expense related to goodwill. Merger-related expenses in 1999 of $1.5 million are primarily related to investment banking services and other professional services associated with the Letchworth merger.

Other expenses include, among other things, fees paid for marketing services, postage and courier services, telephone expense, donations, software maintenance and amortization, and card services related expense. The increase from $9.5 million in 1999 to $11.2 million in 2000, is attributable to several factors, including: normal increases associated with growth in noninterest revenue; increased marketing costs associated with new branch openings; increased technology costs, including the introduction of an improved Internet banking service; and approximately $611,000 related to expenses of Mahopac National Bank that are included for the full year in 2000, and only seven months in 1999.

Minority Interest in Consolidated Subsidiaries

Minority interest expense for 2000 includes $433,000 related to the approximate 30% interest held by minority owners of Mahopac National Bank for the period from January 1, 2000, through September 1, 2000. Effective September 1, 2000, the Company acquired the interest held by the minority owners. Minority interest expense for 1999 includes $403,000 related to the minority owners of Mahopac National Bank for the period from June 3, 1999, through December 31, 1999. The Company also had minority interest expense of $135,000 in 2000, and $155,000 in 1999 related to minority interests in three real estate investment trusts, which are substantially owned by the Company's banking subsidiaries.

Income Tax Expense

The provision for income taxes provides for Federal and New York State income taxes. The 2000 provision was $8.3 million, compared to $7.8 million in 1999. The upward trend is due to increased levels of taxable income. The effective tax rate for 2000 was 31.5%, compared to 34.1% in 1999.

FINANCIAL CONDITION

During 2001, total assets grew by 8.9% to $1.4 billion, compared to $1.3 billion at December 31, 2000. *Table 3* provides a comparison of average and year-end balances of selected balance sheet categories over the past three years, and the change in those balances between 2000 and 2001. Earning asset growth in 2001 consisted of a $44.1 million increase in loans, and a $77.9 million increase in the amortized cost of securities. Asset growth was funded primarily with core deposits, which increased by $64.4 million, and was also supported by a $37.4 million increase in securities sold under agreements to repurchase, and an $8.3 million increase in borrowings.

Table 3 - Balance Sheet Comparisons

AVERAGE BALANCE SHEET

				Change (2000-2001)	
(dollar amounts in thousands)	2001	2000	1999	Amount	Percentage
Total assets	**$1,346,450**	$1,235,037	$1,077,574	$111,413	9.02%
Earning assets *	**1,232,189**	1,143,997	1,003,452	88,192	7.71%
Total loans and leases, less earned income and net deferred costs and fees	**852,775**	797,205	674,748	55,570	6.97%
Securities *	**366,756**	334,800	310,987	31,956	9.54%
Core deposits	**873,116**	819,771	702,521	53,345	6.51%
Time deposits of $100,000 and more	**169,978**	167,149	149,124	2,829	1.69%
Federal funds purchased and securities sold under agreements to repurchase	**79,132**	68,305	60,662	10,827	15.85%
Other borrowings	**75,101**	59,125	49,966	15,976	27.02%
Shareholders' equity	**124,100**	102,452	98,342	21,648	21.13%

ENDING BALANCE SHEET

				Change (2000-2001)	
(dollar amounts in thousands)	2001	2000	1999	Amount	Percentage
Total assets	**$1,420,695**	$1,304,894	$1,188,679	$115,801	8.87%
Earning assets *	**1,298,163**	1,195,419	1,107,510	102,744	8.59%
Total loans and leases, less earned income and net deferred costs and fees	**889,842**	845,758	755,382	44,084	5.21%
Securities *	**408,150**	330,236	333,278	77,914	23.59%
Core deposits	**915,856**	851,449	794,303	64,407	7.56%
Time deposits of $100,000 and more	**163,480**	183,452	179,936	(19,972)	-10.89%
Federal funds purchased and securities sold under agreements to repurchase	**109,669**	72,231	57,846	37,438	51.83%
Other borrowings	**75,581**	67,257	42,012	8,324	12.38%
Shareholders' equity	**131,072**	114,995	96,624	16,077	13.98%

** Balances of available-for-sale securities are shown at amortized cost.*

Shareholders' Equity

The consolidated statements of changes in shareholders' equity included under Item 8 herein, detail the changes in equity capital, including payments to shareholders in the form of cash dividends. Per share cash dividends represent the historical per share dividends paid on Tompkins common stock, while the reported dollar amount of dividends paid in periods prior to 2000 represents the cash dividends paid by the combined organization. The Company continued the long history of increasing cash dividends with a per share increase of 1.9% in 2001, which followed an increase of 4.9% in 2000. Dividends per share amounted to $1.10 in 2001, compared to $1.08 in 2000, and $1.03 in 1999. Cash dividends paid represented 41.5%, 44.0%, and 40.5%, of after-tax net income in each of 2001, 2000, and 1999, respectively.

Total shareholders' equity was $131.1 million at December 31, 2001, compared to $115.0 million at December 31, 2000. The $16.1 million increase in shareholders' equity from year-end 2000 to year-end 2001 included an $11.5 million increase in undivided profits, a $3.5 million increase from the issuance of shares to purchase Austin, Hardie, Wise Agency, Inc. and Ernest Townsend & Son, Inc., and $3.0 million of other comprehensive income related to unrealized net gains on available-for-sale securities. Increases in shareholders' equity were partially offset by the repurchase of 115,079 shares of common stock during 2001, at a total cost of $3.4 million. On August 15, 2000, the board of directors of the Company approved a repurchase plan (the "Plan") authorizing the repurchase of up to 400,000 shares of the Company's common stock over a 24-month period. As of December 31, 2001, 245,303 shares had been repurchased under the Plan at an average purchase price of $27.92 per share.

The $18.4 million increase in shareholders' equity between year-end 1999 and year-end 2000 was primarily due to a $9.8 million increase in undivided profits and an $8.2 million increase from the issuance of shares to purchase the minority interest in Mahopac National Bank. The $4.7 million of other comprehensive income in 2000 was offset by $4.9 million in common stock repurchased and returned to unissued status.

Tangible equity of $117.0 million represented 8.3% of tangible assets at December 31, 2001, compared to tangible equity of $105.1 million representing 8.1% of tangible assets as of December 31, 2000. Tangible book value per share increased from $14.36 at December 31, 2000, to $15.77 at December 31, 2001.

The Company and its subsidiary banks are subject to quantitative capital measures established by regulation to ensure capital adequacy. Consistent with the objective of operating a sound financial organization, the Company and its subsidiary banks maintain capital ratios well above regulatory minimums, as detailed in Note 17 of the consolidated financial statements.

Securities

The securities portfolio (excluding fair value adjustments on available-for-sale securities) at December 31, 2001, was $408.2 million, reflecting an increase of 23.6%, from the previous year-end. Note 3 to the consolidated financial statements details the types of securities held, the carrying and fair values, and the contractual maturities. Qualified tax-exempt debt securities, primarily obligations of state and political subdivisions, were $70.2 million at December 31, 2001, or 17.2% of total securities, compared to $70.8 million, or 21.4% of securities at year-end 2000. Mortgage-backed securities, consisting mainly of securities issued by U.S. government agencies, totaled $185.9 million at December 31, 2001, compared to $84.3 million at December 31, 2000.

Management's policy is to purchase investment grade securities that, on average, have relatively short expected maturities. This policy helps mitigate interest rate risk and provides sources of liquidity without significant risk to capital. A large percentage of securities are direct obligations of the Federal government and its agencies. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without penalty. At December 31, 2001, approximately 6.0% of total debt securities were scheduled to mature in one year or less. The maturity distribution of debt securities and mortgage-backed securities as of December 31, 2001, along with the weighted average yield of each category, is presented in *Table 4*. Balances are shown at amortized cost.

Table 4 - Maturity Distribution

	As of December 31, 2001			
	Securities Available-for-Sale *		Securities Held-to-Maturity	
(dollar amounts in thousands)	Amount	Yield (FTE)	Amount	Yield (FTE)
U.S. Treasuries and Agencies				
Within 1 year	$ 1,003	6.68%	$ 0	0.00%
Over 1 to 5 years	19,909	5.40%	0	0.00%
Over 5 to 10 years	87,317	6.07%	0	0.00%
Over 10 years	29,340	5.56%	0	0.00%
	$137,569	5.87%	$ 0	0.00%
State and political subdivisions				
Within 1 year	$ 14,218	5.45%	$ 7,878	6.69%
Over 1 to 5 years	16,933	6.50%	6,928	7.32%
Over 5 to 10 years	12,869	6.61%	5,469	6.63%
Over 10 years	895	7.21%	6,571	6.72%
	$ 44,915	6.21%	$26,846	6.85%
Mortgage-backed securities				
Within 1 year	$ 429	5.62%	$ 0	0.00%
Over 1 to 5 years	2,297	6.72%	0	0.00%
Over 5 to 10 years	12,567	6.16%	0	0.00%
Over 10 years	170,652	6.21%	0	0.00%
	$185,945	6.21%	$ 0	0.00%
Other Securities				
Within 1 year	$ 502	6.67%	$ 0	0.00%
Over 1 to 5 years	989	6.91%	0	0.00%
Over 5 to 10 years	0	0.00%	0	0.00%
Over 10 years	3,021	6.03%	0	0.00%
No fixed maturity	8,363	3.06%	0	0.00%
	$ 12,875	4.19%	$ 0	0.00%
Total Securities				
Within 1 year	$ 16,152	5.57%	$ 7,878	6.69%
Over 1 to 5 years	40,128	5.98%	6,928	7.32%
Over 5 to 10 years	112,753	6.15%	5,469	6.63%
Over 10 years	203,908	6.11%	6,571	6.72%
No fixed maturity	8,363	3.06%	0	0.00%
	$381,304	6.01%	$26,846	6.85%

** Balances of available-for-sale securities are shown at amortized cost.*

Loans/Leases

Total loans and leases, net of unearned income and net deferred loan fees and costs, grew 5.2%, to $889.8 million at December 31, 2001. *Table 5* details the composition and volume changes in the loan/lease portfolio over the past five years.

Table 5 – Loan/Lease Classification Summary

	December 31				
(in thousands)	**2001**	**2000**	**1999**	**1998**	**1997**
Residential real estate	**$327,987**	$344,715	$312,506	$232,167	$208,455
Commercial real estate	**168,452**	152,218	141,903	105,222	96,389
Real estate construction	**25,112**	18,746	19,046	9,064	5,267
Commercial	**237,483**	202,956	166,263	154,085	143,791
Consumer and other	**111,880**	110,126	99,206	78,018	70,678
Leases	**21,787**	19,565	18,850	15,691	14,313
Total loans and leases	**892,701**	848,326	757,774	594,247	538,893
Less unearned income and net deferred cost and fees	**(2,859)**	(2,568)	(2,392)	(2,054)	(1,737)
Total loans and leases, net of unearned income and deferred costs and fees	**$889,842**	$845,758	$755,382	$592,193	$537,156

Residential real estate loans decreased by $16.7 million or 4.9% in 2001, and comprised 36.9% of total loans and leases. Contributing to the decrease in the residential portfolio was the sale of $27.6 million of residential mortgages and the securitization of an additional $41.4 million of mortgages. The $41.4 million in mortgages securitized in 2001 are now carried as mortgage-backed securities in the Company's available-for-sale securities portfolio. Excluding the residential loan sales and securitizations in 2001, residential real estate loan growth has exceeded 10% in each of the last five years. The Company sold $7.2 million of residential mortgage loans to Federal agencies in 2000.

When residential mortgage loans are sold or securitized, the Company typically retains all servicing which provides a source of fee income. Residential mortgage loans serviced for others totaled $113.6 million at December 31, 2001, compared to $63.3 million at December 31, 2000. The $113.6 million includes the $41.4 million of mortgages securitized in 2001 and now carried as mortgage-backed securities in the Company's available-for-sale securities portfolio. Capitalized mortgage servicing rights totaled $663,000 at December 31, 2001, and $286,000 at December 31, 2000, and are reported as intangible assets on the consolidated statements of condition.

Commercial real estate loans increased by $16.2 million in 2001, or 10.7%. Commercial real estate loans of $168.5 million represented 18.9% of total loans and leases at December 31, 2001. Commercial loans totaled $237.5 million at December 31, 2001, an increase of 17.0% over 2000. Growth in commercial lending reflects an increased emphasis in commercial lending. Management believes that the Company's community banking strategy can provide value to small business customers, while commercial lending products are typically attractive to the Company from a yield and interest rate risk perspective.

The consumer loan portfolio includes personal installment loans, indirect automobile financing, credit card loans, and overdraft lines of credit. Consumer and other loans were $111.9 million at December 31, 2001, up from $110.1 million at December 31, 2000.

The lease portfolio increased by 11.4% in 2001, to $21.8 million. The lease portfolio has traditionally consisted of leases on vehicles for consumers and small businesses. Competition for automobile financing has increased in recent years, resulting in a decline in the consumer lease portfolio. In response to the decline in consumer leasing opportunities, management has increased its marketing efforts relating to commercial leasing, which has been the primary source of growth in the lease portfolio. As of December 31, 2001, commercial leases represented 82.1% of total leases, compared to 69.2% at year-end 2000.

The Company's loan/lease customers are located primarily in the upstate New York communities served by its three subsidiary banks. The Trust Company operates thirteen banking offices in the counties of Tompkins and Schuyler. The Bank of Castile operates thirteen banking offices in towns situated in and around the areas commonly known as the Letchworth State Park area and the Genesee Valley region of New York State. Mahopac National Bank is located in Putnam County, and operates four banking offices in that county and one full service office in neighboring Dutchess County. The Dutchess County branch opened in 2001. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower. Further information on the Company's lending activities, including related party transactions, is included in Note 5 to the consolidated financial statements.

The Reserve for Loan/Lease Losses

Management reviews the adequacy of the reserve for loan/lease losses (reserve) on a regular basis. Management considers the accounting policy relating to the allowance for loan and lease losses to be a critical accounting policy, given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that assumption could have on the results of operations. Factors considered in determining the adequacy of the reserve and the related provision include: management's approach to granting new credit; the ongoing monitoring of existing credits by the internal and external loan review functions; the growth and composition of the loan and lease portfolio; comments received during the course of independent examinations; current local economic conditions; past due and nonperforming loan statistics; the estimated values of collateral; and a historical review of loan and lease loss experience. Based upon consideration of the above factors, management believes that the reserve is adequate to provide for the risk of loss inherent in the current loan and lease portfolio.

Management uses a model to measure some of these factors and the resulting quantitative analysis, combined with qualitative assessments, comprise the basis on which the adequacy of the reserve is determined. The $882,000 increase in the reserve between year-end 2000 and year-end 2001 resulted from the provision for loan/lease losses exceeding the net loan losses for the year. The allocation of the Company's reserve for year-end 2001, and each of the previous four year-ends is illustrated in *Table 6*.

Table 6 - Allocation of the Reserve for Loan/Lease Losses

	December 31				
(dollar amounts in thousands)	**2001**	2000	1999	1998	1997
Total loans outstanding at end of year	**$889,842**	$845,758	$755,382	$592,193	$537,156
ALLOCATION OF THE RESERVE BY LOAN TYPE:					
Commercial	**$3,011**	$2,526	$3,281	$1,906	$ 981
Real estate	**2,755**	2,210	1,964	1,384	1,458
Consumer and all other	**2,976**	2,771	3,202	2,935	2,256
Unallocated	**1,964**	2,317	781	1,180	2,312
Total	**$10,706**	$9,824	$9,228	$7,405	$7,007
ALLOCATION OF THE RESERVE AS A PERCENTAGE OF TOTAL RESERVE:					
Commercial	**28%**	26%	36%	26%	14%
Real estate	**26%**	22%	21%	19%	21%
Consumer and all other	**28%**	28%	35%	40%	32%
Unallocated	**18%**	24%	8%	15%	33%
Total	**100%**	100%	100%	100%	100%
LOAN/LEASE TYPES AS A PERCENTAGE OF TOTAL LOANS/LEASES:					
Commercial	**26%**	24%	22%	26%	27%
Real estate	**59%**	61%	62%	59%	58%
Consumer and all other	**15%**	15%	16%	15%	15%
Total	**100%**	100%	100%	100%	100%
Loans 90 days past due and accruing	**$1,612**	$ 226	$ 168	$ 507	$ 183
Nonaccruing loans	**5,736**	4,134	3,698	1,611	3,425
Troubled debt restructurings not included above	**185**	389	400	471	483
Total nonperforming loans/leases	**7,533**	4,749	4,266	2,589	4,091
Other real estate owned	**43**	175	214	235	244
Total nonperforming assets	**$7,576**	$4,924	$4,480	$2,824	$4,335
Reserve as a percent of loans outstanding	**1.20%**	1.16%	1.22%	1.25%	1.30%
Reserve as a percent of nonperforming loans/leases	**142.12%**	206.87%	216.32%	286.02%	171.28%

The reserve represented 1.20% of total loans and leases outstanding at year-end 2001, up slightly from 1.16% at December 31, 2000. The reserve coverage of nonperforming loans (loans past due 90 days and accruing, nonaccrual loans, and restructured troubled debt) declined slightly to 1.42 times at December 31, 2001, compared to 2.07 times at December 31, 2000. Management is committed to early recognition of loan problems and to maintaining an adequate reserve. The above allocation is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of future loss trends. The allocation of the reserve to each category does not restrict the use of the reserve to absorb losses in any category. The Company's historical loss experience is detailed in *Table 7*.

Table 7 - Analysis of the Reserve for Loan/Lease Losses

(dollar amounts in thousands)	2001	2000	December 31 1999	1998	1997
Average loans outstanding during year	**$852,775**	$797,205	$674,748	$559,158	$511,989
Balance of reserve at beginning of year	**9,824**	9,228	7,405	7,007	6,620
Allowance related to purchase acquisition	**N/A**	N/A	1,511	N/A	N/A
LOANS CHARGED-OFF, DOMESTIC:					
Commercial, financial, and agricultural	**371**	130	241	326	230
Real estate - mortgage	**44**	108	105	509	64
Installment loans to individuals	**843**	677	647	674	1,200
Lease financing	**28**	8	1	10	8
Other loans	**108**	106	114	70	69
Total loans charged-off	**$ 1,394**	$ 1,029	$ 1,108	$ 1,589	$ 1,571
RECOVERIES OF LOANS PREVIOUSLY CHARGED-OFF, DOMESTIC:					
Commercial, financial, and agricultural	**360**	28	62	69	74
Real estate - mortgage	**16**	31	49	4	3
Installment loans to individuals	**259**	317	343	349	412
Lease financing	**1**	2	0	5	4
Other loans	**34**	31	22	21	29
Total loans recovered	**$ 670**	$ 409	$ 476	$ 448	$ 522
Net loans charged-off	**724**	620	632	1,141	1,049
Additions to reserve charged to operations	**1,606**	1,216	944	1,539	1,436
Balance of reserve at end of year	**$ 10,706**	$ 9,824	$ 9,228	$ 7,405	$ 7,007
Net charge-offs as a percent of average loans outstanding during year	**0.08%**	0.08%	0.09%	0.20%	0.20%

At December 31, 2001, in addition to nonperforming loans, the Company, through its internal loan review function has identified 20 commercial relationships totaling $11.0 million, which it has classified as substandard. These loans remain in a performing status due to a variety of factors, including payment history, the value of collateral supporting the credits, and personal or government guarantees. These factors, when considered in aggregate, give management reason to believe that the current risk exposure on these loans is not significant. Approximately, $2.2 million of these loans are backed by guarantees of U.S. government agencies. While in a performing status as of December 31, 2001, these loans exhibit certain risk factors, which have the potential to cause them to become nonperforming. Accordingly, management's attention is focused on these credits, which are reviewed on at least a quarterly basis.

Deposits and Other Liabilities

Total deposits of $1.1 billion at December 31, 2001, reflected an increase of $52.6 million over total deposits at year-end 2000. Deposit growth consisted primarily of core deposits, which increased by $64.4 million, while time deposits of $100,000 or more decreased by $20.0 million. Core deposit growth was fairly strong at all of the Company's subsidiary banks. The Company's Hopewell Office, opened in October 2001 contributed $7.1 million of core deposits in 2001.

The Company's liability for securities sold under agreements to repurchase ("repurchase agreements") amounted to $101.5 million at December 31, 2001, representing a $29.2 million increase over year-end 2000. The Company uses both retail and wholesale repurchase agreements. Retail repurchase agreements are arrangements with local customers of the Company, in which the Company agrees to sell securities to the customer with an agreement to repurchase those securities at a specified later date. Retail repurchase agreements totaled $61.5 million at December 31, 2001, and $72.2 million at December 31, 2000. Management generally views local repurchase agreements as an alternative to large time deposits. The Company's wholesale repurchase agreements are with the Federal Home Loan Bank (FHLB) and amounted to $40.0 million at year-end 2001. There were no wholesale repurchase agreements at December 31, 2000.

During 2001, the Company increased its other borrowings from the FHLB by $8.1 million, to $75.3 million. Other borrowings outstanding at December 31, 2001, included $2.9 million in borrowings due in one year or less, and $72.4 million due in more than one year. The weighted average interest rate on borrowings due in more than one year was 5.25% at December 31, 2001.

LIQUIDITY MANAGEMENT

The objective of liquidity management is to ensure the availability of adequate funding sources to satisfy the demand for credit, deposit withdrawals, and business investment opportunities. The Company's large, stable core deposit base and strong capital position are the foundation for the Company's liquidity position. Asset and liability positions are monitored primarily through Asset/Liability Management Committees of the subsidiary banks individually and on a combined basis. These Committees review periodic reports on the liquidity and interest rate sensitivity positions. Comparisons with industry and peer groups are also monitored. The Company's strong reputation in the communities it serves, along with its strong financial condition, provide access to numerous sources of liquidity as described below. Management believes these diverse liquidity sources provide sufficient means to meet all demands on the Company's liquidity that are reasonably likely to occur.

Core deposits remain the key funding source, representing 84.2% of total deposits, and 71.1% of total liabilities at December 31, 2001. Non-core funding sources (time deposits of $100,000 or more, brokered time deposits, repurchase agreements, and other borrowings) increased as a percentage of total liabilities from 27.2% at December 31, 2000, to 27.7% at December 31, 2001. Short-term investments, consisting of securities with maturities of one year or less and Federal funds sold, decreased from $52.5 million at December 31, 2000, to $23.9 million at December 31, 2001. The ratio of short-term investments to short-term non-core liabilities decreased from 19.5% at year-end 2000, to 10.4% at year-end 2001, indicating an increase in the volume of long-term assets supported by short-term non-core liabilities.

Non-core funding sources may require securities to be pledged against the underlying liability. At December 31, 2001, securities pledged to secure certain large deposits, repurchase agreements, and other borrowings amounted to $299.0 million, compared to $261.5 million at December 31, 2000. Total securities pledged for deposits and repurchase agreements represented 72.3% of total securities at December 31, 2001, compared to 79.2% of total securities at December 31, 2000.

Liquidity is enhanced by ready access to national and regional wholesale funding sources including Federal funds purchased, repurchase agreements, negotiable certificates of deposit, and FHLB advances. Through its subsidiary banks, the Company has borrowing relationships with the FHLB and correspondent banks, which provide secured and unsecured borrowing capacity. At December 31, 2001, the unused borrowing capacity on established lines with the FHLB was $151.3 million. As members of the FHLB, the Company's subsidiary banks can use unencumbered mortgage-related assets to secure additional borrowings from the FHLB. The majority of the Company's unrestricted real estate assets are held in real estate investment trusts ("REITs"), which are substantially owned by the three subsidiary banks. At December 31, 2001, total qualifying real estate assets in the Company's REITs were $312.3 million.

Cash flow from the loan and investment portfolios provides a significant source of liquidity. These assets may have stated maturities in excess of one year, but have monthly principal reductions. Total mortgage-backed securities, at fair value, increased from $84.3 million at year-end 2000, to $188.5 million at year-end 2001. Using current prepayment assumptions, cash flow from mortgage-backed securities is expected to be approximately $60 million in 2002. Investments in residential mortgage loans, consumer loans, and leases totaled approximately $461.7 million at December 31, 2001. Aggregate amortization from monthly payments on these loan assets provides significant additional cash flow to the Company. *Table 8* details total scheduled maturities of selected loan categories.

Table 8 - Loan Maturity

Remaining maturity of selected loans *(dollar amounts in thousands)*	At December 31, 2001 Total	Within 1 year	1-5 years	After 5 years
Commercial real estate	$168,452	$2,443	$13,307	$152,702
Real estate construction	25,112	6,492	1,711	16,909
Commercial	237,483	66,450	48,414	122,619
Total	**$431,047**	**$75,385**	**$63,432**	**$292,230**

In the normal course of business the Company is party to certain financial instruments with off-balance-sheet risk such as commitments under stand-by letters of credit, unused portions of lines of credit, and commitments to fund new loans. The Company's policy is to record such instruments when funded. Further information on the Company's commitments and contingent liabilities is provided in Note 14 to the consolidated financial statements.

RECENT ACCOUNTING STANDARDS

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: The Company adopted the provisions of Financial Accounting Standards Board (FASB) SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, effective January 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those assets at fair value. Changes in fair value of the derivative financial instruments are reported as either net income or as a component of comprehensive income, depending on whether or not it qualifies for hedge accounting. Consequently, for those entities using derivative instruments, there may be increased volatility in net income and shareholders' equity as a result of accounting for derivatives in accordance with SFAS No. 133.

Special hedge accounting treatment is permitted only if specific criteria are met, including a requirement that the hedging relationship be highly effective both at inception and on an ongoing basis. Results of effective hedges are recognized in current earnings for fair value hedges, and in other comprehensive income for cash flow hedges. Ineffective portions of hedges are recognized immediately in earnings and are not deferred. The adoption of SFAS No. 133 by the Company on January 1, 2001, did not have a material effect on the Company's consolidated financial statements.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES: In September 2000, The FASB issued SFAS No. 140 *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS No. 140 replaces identically titled SFAS No. 125, and it carries forward most of SFAS No. 125's provisions without change. It does revise accounting standards for securitizations and certain other transfers of financial assets and collateral. The statement is generally applied prospectively to transactions and servicing activities occurring after March 31, 2001, although provisions with respect to collateral and certain disclosure requirements are effective for fiscal years ending after December 15, 2000. The adoption of this statement did not have a material impact on the consolidated financial statements of the Company.

ACCOUNTING FOR BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS: In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* Effective January 1, 2002, SFAS No. 121 was superceded by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

Currently, the FASB has stated that the unidentifiable intangible asset acquired in the acquisition of a bank or thrift (including acquisitions of branches), where the fair value of the liabilities assumed exceeds the fair value of the assets acquired, should continue to be accounted for under SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*. Under SFAS No. 72, all of the intangible assets associated with branch acquisitions recorded on the Company's consolidated balance sheet as of December 31, 2001 will continue to be amortized. The FASB has announced that additional research will be performed to decide whether unidentifiable intangible assets recorded under SFAS No. 72 should be accounted for similarly to goodwill under SFAS No. 142. However, issuance of final opinion with respect to this matter is not expected until the fourth quarter of 2002.

ACCOUNTING FOR BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS: *(continued)*

The Company adopted the provisions of SFAS No. 141 in 2001. The adoption of SFAS No. 141 did not have an impact on the Company's consolidated financial statements. The Company is required to adopt the provisions of SFAS No. 142 effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized prior to the adoption of SFAS No. 142.

SFAS No. 141 will require upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible assets is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption based upon criteria contained in SFAS No. 142. Any transitional impairment loss would be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statement of income. At this time, the Company has not completed its transitional goodwill impairment evaluation. However, the Company does not anticipate there will be any significant transitional impairment losses from the adoption of SFAS No. 142.

At December 31, 2001, the Company had unamortized goodwill related to its various acquisitions (see note 2) totaling $9.7 million. The amortization of this goodwill amounted to $.5 million for the year ended December 31, 2001 ($.6 million when annualized for a full year's amortization of the goodwill recorded in 2001). In accordance with SFAS No. 142, the Company will no longer amortize this goodwill subsequent to December 31, 2001, which will reduce non-interest expenses by $.5 million in 2002, as compared to 2001.

At December 31, 2001, the Company had core deposit intangible assets related to various acquisitions (see note 2) of $3.5 million. The amortization of these intangible assets amounted to $.9 million during the year ended December 31, 2001. In accordance with SFAS No. 142, these intangible assets will continue to be amortized.

At December 31, 2001, the Company had unidentified intangible assets accounted for under SFAS No. 72 of approximately $234,000 related to various branch acquisitions. This intangible asset is currently excluded from the scope of SFAS No. 142. The amortization expense related to these unidentified intangible assets totaled $239,000 for the year ended December 31, 2001. As noted above, while the FASB is reconsidering the exclusion of this type of intangible asset from the scope of SFAS No. 142, at the present time this intangible asset will continue to be amortized.

ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS: In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, that replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The adoption of SFAS No. 144 on January 1, 2002, did not have a material impact on the Company's financial condition or results of operations.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

MARKET RISK

The Company's primary market risk exposure relates to sensitivity to interest rate changes. Interest rate sensitivity refers to the volatility in earnings, resulting from changes in interest rates. Each quarter, or more frequently if necessary, the Asset/Liability Management Committees estimate the earnings impact of changes in interest rates. The findings of the committees are incorporated into investment and funding decisions, and in the business planning process.

Table 9 is a Condensed Static Gap Report, which illustrates the anticipated repricing intervals of assets and liabilities as of December 31, 2001. The analysis reflects a slightly liability sensitive position, suggesting that earnings would benefit from a declining interest rate environment and would be hindered by a rising rate environment. Due to the current low interest rate environment; however, simulation models suggest that the Company's earnings would suffer more in a declining rate environment than in a rising rate environment as assets yields have more room to decline than costs on the Company's funding sources.

Table 9 – Interest Rate Risk Analysis

Condensed Static Gap - December 31, 2001 — **Repricing Interval**

(dollar amounts in thousands)	Total	0-3 months	3-6 months	6-12 months	Cumulative 12 months
Interest-earning assets*	$1,298,163	$391,582	$83,048	$134,957	$609,587
Interest-bearing liabilities	1,047,209	436,494	71,255	112,517	620,266
Net gap position		(44,912)	11,793	22,440	(10,679)
Net gap position as a percentage of total assets		**(3.41%)**	**0.89%**	**1.70%**	**(0.81%)**

* *Balances of available-for-sale securities are shown at amortized cost.*

The board of directors has set a policy that the Company's interest rate risk exposure will remain within a range whereby net interest income will not decline by more than 10% in one year as a result of 200 basis point change in rates. Based upon the simulation analysis performed as of December 31, 2001, a 200 basis point upward shift in interest rates over a one-year time frame would result in a one-year decline of approximately 0.5% in net interest income, assuming management takes no action to address balance sheet mismatches. The same simulation indicates that a 200 basis point decline in interest rates over a one-year period would result in a decrease in net interest income of 2.3%. The simulation model is useful in identifying potential exposure to interest rate movements; however, management feels that certain actions could be taken to offset some of the negative effects of unfavorable movements in interest rates. Although the analysis reflects some exposure to changes in interest rates, management believes the exposure is not significant in relation to the earnings and capital strength of the Company.

Additional information regarding market risk of the Company's financial instruments at December 31, 2001 is provided in *Table 10*.

Table 10 - Repricing Intervals of Selected Financial Instruments

(dollar amounts in thousands)	0-1 year	1-2 years	2-3 years	3-5 years	Greater than 5 years	Total	Fair Value
FINANCIAL ASSETS:							
Available-for-sale securities	$164,431	$ 68,688	$ 47,761	$ 44,559	$ 60,930	**$386,369**	**$386,369**
Average interest rate*	5.27%	6.21%	6.13%	6.01%	6.09%	**5.75%**	
Held-to-maturity securities	8,627	2,763	1,780	3,160	10,516	**26,846**	**27,255**
Average interest rate*	5.41%	5.38%	5.29%	5.36%	4.97%	**5.22%**	
Loans/leases	412,059	134,261	123,335	113,532	106,655	**889,842**	**903,543**
Average interest rate*	7.20%	8.08%	8.27%	8.01%	7.76%	**7.62%**	
FINANCIAL LIABILITIES:							
Time deposits	$345,938	$33,892	$20,821	$3,881	$ 0	**$404,532**	**$408,237**
Average interest rate	3.68%	4.13%	4.95%	5.41%	0%	**3.83%**	
Federal funds sold and securities sold under agreements to repurchase	74,669	5,000	10,000	15,000	5,000	**109,669**	**109,827**
Average interest rate	2.87%	4.11%	5.12%	4.27%	4.29%	**3.37%**	
Other borrowings	2,912	2,475	11,773	24,421	34,000	**75,581**	**77,796**
Average interest rate	5.13%	5.94%	4.61%	6.04%	4.85%	**5.24%**	

* *Interest rate on tax-exempt obligations is shown before tax-equivalent adjustments.*

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Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Condition

(in thousands except share and per share data)	As of December 31 2001	2000
ASSETS		
Cash and non-interest bearing balances due from banks	$ 43,946	$ 45,939
Interest bearing balances due from banks	21	0
Federal funds sold	150	19,425
Available-for-sale securities, at fair value	386,369	304,358
Held-to-maturity securities, fair value of $27,255 at December 31, 2001, and $26,147 at December 31, 2000	26,846	25,863
Loans and leases, net of unearned income and deferred costs and fees	889,842	845,758
Less reserve for loan/lease losses	10,706	9,824
Net Loans/Leases	879,136	835,934
Bank premises and equipment, net	25,034	23,861
Corporate owned life insurance	20,451	18,581
Intangible assets	14,072	9,858
Accrued interest and other assets	24,670	21,075
Total Assets	$1,420,695	$1,304,894
LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES, AND SHAREHOLDERS' EQUITY		
Deposits:		
Interest-bearing:		
Checking, savings, and money market	$ 457,427	$ 406,081
Time	404,532	420,255
Noninterest-bearing	225,499	208,565
Total Deposits	1,087,458	1,034,901
Federal funds purchased and securities sold under agreements to repurchase	109,669	72,231
Other borrowings	75,581	67,257
Other liabilities	15,423	14,020
Total Liabilities	1,288,131	1,188,409
Minority interest in consolidated subsidiaries	1,492	1,490
Shareholders' equity:		
Common stock – par value $0.10 per share: Authorized 15,000,000 shares; Issued 7,442,177 shares at December 31, 2001, and 7,344,813 shares at December 31, 2000	744	734
Surplus	45,456	44,182
Undivided profits	82,385	70,894
Accumulated other comprehensive income (loss)	3,039	(9)
Treasury stock at cost: 24,529 shares at December 31, 2001, and 24,886 shares at December 31, 2000	(466)	(473)
Unallocated ESOP: 10,170 shares at December 31, 2001, and 32,261 shares at December 31, 2000	(86)	(333)
Total Shareholders' Equity	131,072	114,995
Total Liabilities, Minority Interest in Consolidated Subsidiaries, and Shareholders' Equity	$1,420,695	$1,304,894

See notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands except per share data)	Year ended December 31 2001	2000	1999
INTEREST AND DIVIDEND INCOME			
Loans	$71,592	$70,587	$57,790
Interest on balances due from banks	3	0	0
Federal funds sold	487	726	980
Available-for-sale securities	20,861	19,216	17,229
Held-to-maturity securities	1,215	1,489	1,618
Total Interest and Dividend Income	94,158	92,018	77,617
INTEREST EXPENSE			
Deposits:			
Time certificates of deposit of $100,000 or more	7,970	10,205	7,498
Other deposits	20,458	22,288	17,642
Federal funds purchased and securities sold under agreements to repurchase	3,453	3,996	2,919
Other borrowings	4,294	3,587	2,492
Total Interest Expense	36,175	40,076	30,551
Net Interest Income	57,983	51,942	47,066
Less Provision for Loan/Lease Losses	1,606	1,216	944
Net Interest Income After Provision for Loan/Lease Losses	56,377	50,726	46,122
NONINTEREST INCOME			
Trust and investment services income	4,646	4,586	4,119
Service charges on deposit accounts	4,676	3,739	3,223
Insurance commissions and fees	4,225	0	0
Other service charges	4,259	3,812	2,716
Increase in cash surrender value of corporate owned life insurance	1,068	956	723
Other operating income	924	882	1,083
Gain (loss) on sale of available-for-sale securities	66	450	(59)
Total Noninterest Income	19,864	14,425	11,805
NONINTEREST EXPENSES			
Salaries and wages	20,338	17,354	15,131
Pension and other employee benefits	5,004	4,112	3,469
Net occupancy expense of bank premises	2,787	2,439	1,801
Net furniture and fixture expense	3,042	2,582	2,255
Amortization of intangible assets	1,680	1,135	687
Merger and acquisition-related expenses	0	0	1,463
Other operating expenses	13,210	11,197	9,514
Total Noninterest Expenses	46,061	38,819	34,320
Income Before Income Tax Expense and Minority Interest in Consolidated Subsidiaries	30,180	26,332	23,607
Minority interest in consolidated subsidiaries	134	568	558
Income Tax Expense	10,419	8,252	7,849
Net Income	$19,627	$17,512	$15,200
Basic earnings per share	$2.65	$2.47	$2.15
Diluted earnings per share	$2.62	$2.45	$2.12

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Year ended December 31 2001	2000	1999
OPERATING ACTIVITIES			
Net income	$19,627	$17,512	$15,200
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan/lease losses	1,606	1,216	944
Depreciation and amortization premises, equipment, and software	2,770	2,461	2,166
Amortization of intangible assets	1,680	1,135	687
Earnings from corporate owned life insurance, net	(985)	(956)	(723)
Net amortization on securities	431	17	266
Deferred income tax benefit	(332)	(599)	(576)
Net (gain) loss on sale of securities	(66)	(450)	59
Net gain on sale of loans	(560)	(74)	(27)
Proceeds from sale of loans	28,125	8,336	7,463
Loans originated for sale	(28,356)	(8,262)	(7,436)
Net (gain) loss on sale of bank premises	(32)	3	(32)
Treasury stock issued	10	75	41
ISOP/ESOP shares released or committed to be released for allocation	744	159	384
Decrease (increase) in interest receivable	943	(1,419)	(802)
(Decrease) increase in interest payable	(1,655)	1,271	(18)
Other, net	(4,541)	(268)	(2,127)
Net Cash Provided by Operating Activities	19,409	20,157	15,469
INVESTING ACTIVITIES			
Proceeds from maturities of available-for-sale securities	206,590	39,768	82,381
Proceeds from sales of available-for-sale securities	1,497	9,393	12,983
Proceeds from maturities of held-to-maturity securities	9,191	10,750	12,296
Purchases of available-for-sale securities	(244,016)	(50,955)	(115,701)
Purchases of held-to-maturity securities	(10,194)	(5,674)	(6,766)
Net increase in loans/leases	(85,458)	(90,996)	(72,496)
Proceeds from sales of bank premises and equipment	234	33	74
Purchase of bank premises and equipment	(3,738)	(5,547)	(2,434)
Purchase of corporate owned life insurance	(885)	(4,358)	(815)
Net cash (used in) provided by acquisitions	(1,058)	0	4,258
Net Cash Used in Investing Activities	(127,837)	(97,586)	(86,220)
FINANCING ACTIVITIES			
Net increase in demand deposits, money market accounts, and savings accounts	68,280	16,778	58,059
Net (decrease) increase in time deposits	(15,723)	43,884	40,701
Net increase (decrease) in securities sold under agreements to repurchase and Federal funds purchased	37,438	14,385	(3,359)
Net increase (decrease) in other borrowings	7,996	25,245	(6,961)
Cash dividends	(8,136)	(7,696)	(6,159)
Repurchase of common stock	(3,408)	(4,870)	(4,101)
Net proceeds from exercise of stock options, warrants, and related tax benefit	734	288	691
Cash paid in lieu of fractional Letchworth common shares	0	(9)	0
Net Cash Provided by Financing Activities	87,181	88,005	78,871
Net (decrease) increase in cash and cash equivalents	(21,247)	10,576	8,120
Cash and cash equivalents at beginning of year	65,364	54,788	46,668
Cash and Cash Equivalents at End of Year	$44,117	$65,364	$54,788

SUPPLEMENTAL INFORMATION:	2001	2000	1999
Cash paid during the year for:			
Interest	$37,830	$38,805	$ 30,569
Income taxes	$11,017	$ 9,307	$ 10,307
Non-cash investing and financing activities:			
Fair value of non-cash assets acquired in purchase acquisition	$ 1,504	$60,034	$143,298
Fair value of liabilities assumed in purchase acquisitions	$ 1,449	$55,469	$147,556
Fair value of shares issued for acquisitions	$ 3,458	$ 8,176	$ 0
Securitization of loans	$41,440	$ 0	$ 0

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands except share and per share data)	Common Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unallocated ESOP	Total
BALANCES AT DECEMBER 31, 1998	$717	$43,774	$52,037	$2,339	$(548)	$(667)	$97,652
Comprehensive income:							
Net income			15,200				15,200
Other comprehensive loss				(7,084)			(7,084)
Total Comprehensive Income							8,116
Cash dividends ($1.03 per share)			(6,159)				(6,159)
Exercise of stock options, and related tax benefit (71,786 shares, net)	7	684					691
Treasury stock issued (1,226 shares)		18			23		41
Treasury stock purchased and returned to unissued status by pooled company (9,465 shares)	(1)	(215)					(216)
Common stock repurchased and returned to unissued status (119,266 shares)	(13)	(3,872)					(3,885)
ISOP/ESOP shares released or committed to be released for allocation (14,164 shares)		159				225	384
BALANCES AT DECEMBER 31, 1999	$710	$40,548	$61,078	$(4,745)	$(525)	$(442)	$96,624
Comprehensive income:							
Net income			17,512				17,512
Other comprehensive income				4,736			4,736
Total Comprehensive Income							22,248
Cash paid in lieu of fractional Letchworth common shares		(9)					(9)
Cash dividends ($1.08 per share)			(7,696)				(7,696)
Exercise of stock options, and related tax benefit (16,208 shares, net)	2	286					288
Treasury stock issued (2,777 shares)		23			52		75
Common stock repurchased and returned to unissued status (185,696 shares)	(19)	(4,851)					(4,870)
ESOP shares released or committed to be released for allocation (5,376 shares)		50				109	159
Shares issued for purchase acquisition (415,000 shares)	41	8,135					8,176
BALANCES AT DECEMBER 31, 2000	$734	$44,182	$70,894	$(9)	$(473)	$(333)	$114,995
Comprehensive income:							
Net income			19,627				19,627
Other comprehensive income				3,048			3,048
Total Comprehensive Income							22,675
Cash dividends ($1.10 per share)			(8,136)				(8,136)
Exercise of stock options and related tax benefit (48,177 shares, net)	5	729					734
Treasury stock issued (357 shares)		3			7		10
Common stock repurchased and returned to unissued status (115,079 shares)	(11)	(3,397)					(3,408)
ESOP shares released or committed to be released for allocation (22,091 shares)		497				247	744
Shares issued for purchase acquisitions (164,266 shares)	16	3,442					3,458
BALANCES AT DECEMBER 31, 2001	$744	$45,456	$82,385	$3,039	$(466)	$(86)	$131,072

See notes to consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

BASIS OF PRESENTATION: Tompkins Trustco, Inc. ("Tompkins" or "the Company") is a Financial Holding Company, organized under the laws of New York State, and is the parent company of -Tompkins Trust Company (the "Trust Company"), The Bank of Castile, and The Mahopac National Bank ("Mahopac National Bank"); and Tompkins Insurance Agencies, Inc. ("Tompkins Insurance"). The consolidated financial information included herein combines the results of operations, the assets, liabilities, and shareholders' equity (including comprehensive income) of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclose contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Amounts in the prior years' consolidated financial statements are reclassified when necessary to conform to the current year's presentation.

CASH EQUIVALENTS: Cash equivalents in the consolidated statements of cash flows include cash and non-interest bearing balances due from banks, interest-bearing balances due from banks, and Federal funds sold.

SECURITIES: Management determines the appropriate classification of debt and equity securities at the time of purchase. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value with the unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of accumulated comprehensive income or loss, in shareholders' equity.

Premiums and discounts are amortized or accreted over the expected life of the related security as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses on the sale of securities are included in securities gains (losses). The cost of securities sold is based on the specific identification method.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

LOANS AND LEASES: Loans are reported at their principal outstanding balance, net of deferred loan origination fees and costs, and unearned income. The Company has the ability and intent to hold its loans for the foreseeable future, except for certain residential real estate loans held-for-sale and education loans which are sold to a third party from time to time upon reaching repayment status. The Company provides motor vehicle and equipment financing to its customers through direct financing leases. These leases are carried at the aggregate of lease payments receivable, plus estimated residual values, less unearned income. Unearned income on direct financing leases is amortized over the lease terms, resulting in a level rate of return.

RESERVE FOR LOAN/LEASE LOSSES: The reserve for loan/lease losses is regularly evaluated by management in order to maintain the reserve at a level consistent with the inherent risk of loss in the loan and lease portfolios. Management's evaluation of the adequacy of the reserve is based upon a review of the Company's historical loss experience, known and inherent risks in the loan and lease portfolios, the estimated value of collateral, the level of nonperforming loans, and trends in delinquencies. External factors, such as the level and trend of interest rates and the national and local economies, are also considered. Management believes that the current reserve for loan/lease losses is adequate.

Management considers a loan to be impaired if, based on current information, it is probable that the Company will be unable to collect all scheduled payments of principal or interest when due, according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the effective interest rate of the loan or, as a practical expedient, at the observable market price or the fair value of collateral if the loan is collateral dependent. Management excludes large groups of smaller balance homogeneous loans such as residential mortgages, consumer loans, and leases, which are collectively evaluated. All loans and leases restructured in a troubled debt restructuring are also considered impaired loans. Impairment losses are included in the reserve for loan/lease losses through a charge to the provision for loan/lease losses.

INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS AND LEASES: Loans and leases, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. Loans that are past due less than 90 days may also be classified as nonaccrual if repayment in full of principal or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable time period, and there is a sustained period of repayment performance by the borrower in accordance with the contractual terms of the loan agreement. Payments received on loans carried as nonaccrual are generally applied as a reduction to principal. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis.

OTHER REAL ESTATE OWNED: Other real estate owned consists of properties formerly pledged as collateral to loans, which have been acquired by the Company through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Upon transfer of a loan to foreclosure status, an appraisal is obtained and any excess of the loan balance over the fair value, less estimated costs to sell, is charged against the reserve for loan/lease losses. Expenses and subsequent adjustments to the fair value are treated as other operating expense.

BANK PREMISES AND EQUIPMENT: Land is carried at cost. Bank premises and equipment are stated at cost, less allowances for depreciation. The provision for depreciation for financial reporting purposes is computed generally by the straight-line method at rates sufficient to write-off the cost of such assets over their estimated useful lives. Bank premises are amortized over a period of 10-39 years, and furniture, fixtures, and equipment are amortized over a period of 2-20 years. Maintenance and repairs are charged to expense as incurred.

INCOME TAXES: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

GOODWILL AND CORE DEPOSIT INTANGIBLE: Goodwill represents the excess of purchase price over the fair value of assets acquired in a transaction using purchase accounting. Core deposit intangible represents a premium paid to acquire a base of stable low cost deposits in the acquisition of a bank, or a bank branch, using purchase accounting. The amortization period for core deposit intangible ranges from 5 years to 10 years. The amortization periods are monitored to determine if circumstances require such period to be reduced. The Company periodically reviews its intangible assets for changes in circumstances that may indicate the carrying amount of the asset is impaired. Prior to the adoption of SFAS No. 142 on January 1, 2002, the amortization period of goodwill ranged from 10 years to 20 years. Refer to "ACCOUNTING FOR BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS" below for change affecting the future accounting treatment of goodwill and other intangibles.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE: Securities sold under agreements to repurchase (repurchase agreements) are agreements in which the Company transfers the underlying securities to a third-party custodian's account that explicitly recognizes the Company's interest in the securities. The agreements are accounted for as secured financing transactions provided the Company maintains effective control over the transferred securities and meets other criteria as specified in Statement of Financial Accounting Standards (SFAS) No. 140. The Company's agreements are accounted for as secured financings; accordingly, the transaction proceeds are reflected as liabilities and the securities underlying the agreements continue to be carried in the Company's securities portfolio.

TREASURY STOCK: The cost of treasury stock is shown on the consolidated statements of condition as a separate component of shareholders' equity, and is a reduction to total shareholders' equity. Shares are released from treasury at fair value, with any gain or loss on the sale reflected as an adjustment to shareholders' equity.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: In the normal course of business the Company is party to certain financial instruments with off-balance-sheet risk such as commitments under stand-by letters of credit, unused portions of lines of credit, and commitments to fund new loans. The Company's policy is to record such instruments when funded.

TRUST AND INVESTMENT SERVICES: Assets held in fiduciary or agency capacities for customers are not included in the accompanying consolidated statements of condition, since such items are not assets of the Company. Fees associated with providing trust and investment services are included in noninterest income.

EARNINGS PER SHARE: Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year plus the maximum dilutive effect of stock issuable upon conversion of stock options or certain other contingencies.

CASH DIVIDENDS PER SHARE: Cash dividends per share reflect actual historical dividends paid by Tompkins Trustco, Inc. for all periods presented.

SEGMENT REPORTING: The Company's operations are solely in the financial services industry and include traditional commercial banking and related financial services. The Company operates primarily in the geographical areas in the proximity of its branch locations in New York State. Operating decisions are made based upon a review of the Company's traditional banking and related financial services, which constitute the Company's only reportable segment.

COMPREHENSIVE INCOME: For the Company, comprehensive income represents net income plus the net change in unrealized gains or losses on securities available for sale for the period (net of taxes), and is presented in the consolidated statements of changes in shareholders' equity. Accumulated other comprehensive income represents the net unrealized gains or losses on securities available for sale (net of tax) as of the dates of the consolidated statements of condition.

STOCK BASED COMPENSATION: The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. Statement of Financial Accounting Standards (SFAS) No. 123 requires companies not using a fair value based method of accounting for stock options to provide pro forma disclosure of net income and earnings per share as if the fair value method of accounting had been applied.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: The Company adopted the provisions of Financial Accounting Standards Board (FASB) SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, effective January 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those assets at fair value. Changes in fair value of the derivative financial instruments are reported as either net income or as a component of comprehensive income, depending on whether or not it qualifies for hedge accounting. Consequently, for those entities using derivative instruments, there may be increased volatility in net income and shareholders' equity as a result of accounting for derivatives in accordance with SFAS No. 133.

Special hedge accounting treatment is permitted only if specific criteria are met, including a requirement that the hedging relationship be highly effective both at inception and on an ongoing basis. Results of effective hedges are recognized in current earnings for fair value hedges, and in other comprehensive income for cash flow hedges. Ineffective portions of hedges are recognized immediately in earnings and are not deferred. The adoption of SFAS No. 133 by the Company on January 1, 2001, did not have a material effect on the Company's consolidated financial statements.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES: In September 2000, The FASB issued SFAS No. 140 *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS No. 140 replaces identically titled SFAS No. 125, and it carries forward most of SFAS No. 125's provisions without change. It does revise accounting standards for securitizations and certain other transfers of financial assets and collateral. The statement is generally applied prospectively to transactions and servicing activities occurring after March 31, 2001, although provisions with respect to collateral and certain disclosure requirements are effective for fiscal years ending after December 15, 2000. The adoption of this statement did not have a material impact on the consolidated financial statements of the Company.

ACCOUNTING FOR BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS: In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* Effective January 1, 2002, SFAS No. 121 was superceded by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

Currently, the FASB has stated that the unidentifiable intangible asset acquired in the acquisition of a bank or thrift (including acquisitions of branches), where the fair value of the liabilities assumed exceeds the fair value of the assets acquired, should continue to be accounted for under SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*. Under SFAS No. 72, all of the intangible assets associated with branch acquisitions recorded on the Company's consolidated balance sheet as of December 31, 2001 will continue to be amortized. The FASB has announced that additional research will be performed to decide whether unidentifiable intangible assets recorded under SFAS No. 72 should be accounted for similarly to goodwill under SFAS No. 142. However, issuance of final opinion with respect to this matter is not expected until the fourth quarter of 2002.

The Company adopted the provisions of SFAS No. 141 in 2001. The adoption of SFAS No. 141 did not have an impact on the Company's consolidated financial statements. The Company is required to adopt the provisions of SFAS No. 142 effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized prior to the adoption of SFAS No. 142.

SFAS No. 141 will require upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption based upon criteria contained in SFAS No. 142. Any transitional impairment loss would be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statement of income. At this time, the Company has not completed its transitional goodwill impairment evaluation. However, the Company does not anticipate there will be any significant transitional impairment losses from the adoption of SFAS No. 142.

At December 31, 2001, the Company had unamortized goodwill related to its various acquisitions (see Note 2) totaling $9.7 million. The amortization of this goodwill amounted to $.5 million for the year ended December 31, 2001 ($.6 million when annualized for a full year's amortization of the goodwill recorded in 2001). In accordance with SFAS No. 142, the Company will no longer amortize this goodwill subsequent to December 31, 2001, which will reduce non-interest expenses by $.5 million in 2002, as compared to 2001.

At December 31, 2001, the Company had core deposit intangible assets related to various acquisitions (see Note 2) of $3.5 million. The amortization of these intangible assets amounted to $.9 million during the year ended December 31, 2001. In accordance with SFAS No. 142, these intangible assets will continue to be amortized.

ACCOUNTING FOR BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS: *(continued)*

At December 31, 2001, the Company had unidentified intangible assets accounted for under SFAS No. 72 of approximately $234,000 related to various branch acquisitions. This intangible asset is currently excluded from the scope of SFAS No. 142. The amortization expense related to these unidentified intangible assets totaled $239,000 for the year ended December 31, 2001. As noted above, while the FASB is reconsidering the exclusion of this type of intangible asset from the scope of SFAS No. 142, at the present time this intangible asset will continue to be amortized.

ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS: In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, that replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The adoption of SFAS No. 144 on January 1, 2002, did not have a material impact on the Company's financial condition or results of operations.

Note 2 Mergers and Acquisitions

Letchworth Independent Bancshares Corporation

On December 20, 1999, the shareholders of Tompkins Trustco, Inc. and Letchworth Independent Bancshares Corporation ("Letchworth") approved a merger between the two companies. Effective December 31, 1999, Letchworth was merged with and into Tompkins, and each issued and outstanding share of Letchworth common stock was converted into 0.685 shares of Tompkins common stock, plus cash in lieu of any fractional shares. This merger resulted in the issuance of approximately 2.3 million additional shares of Tompkins common stock, bringing Tompkins' total outstanding shares to approximately 7.1 million shares immediately following the merger.

Letchworth was the holding company for The Bank of Castile, Castile, New York, and Mahopac National Bank, Mahopac, New York. The Bank of Castile continues to operate its community banking business as a wholly-owned subsidiary of Tompkins. The Bank of Castile conducts its operations through its main office located in Castile, New York, and at its thirteen branch offices in towns situated in and around the areas commonly known as the Letchworth State Park area and the Genesee Valley region of New York State. In 1999, The Bank of Castile opened its first branch office in Monroe County. Immediately following the Letchworth merger, Tompkins owned 70% of Mahopac National Bank outstanding common stock and Mahopac National Bank continued to operate its community banking business as a majority-owned subsidiary of Tompkins. As noted below, Tompkins subsequently purchased the additional remaining shares of Mahopac National Bank, such that at December 31, 2000, Tompkins effectively owned all of Mahopac National Bank outstanding common stock. Mahopac National Bank is located in Putnam County, New York, and operates four bank branches in that county, and one office in Dutchess County.

As a result of the merger, the Company incurred one-time merger-related expenses of approximately $1.5 million ($1.3 million after tax impact), which were recognized in the fourth quarter of 1999. The expenses related primarily to fees for professional services and also include fees for data processing conversion and certain employment-related costs. As of December 31, 2000, all amounts were paid.

The merger qualified as a tax-free reorganization and was accounted for as a pooling-of-interests. All historical financial information in this annual report has been restated for the combination of the two companies.

The following table presents the results of operations for the year ended December 31, 1999, as reported by each of the companies, and on a combined basis:

Year Ended December 31 *(dollar amounts in thousands, except per share)*

	1999
Net interest income:	
Tompkins	$29,111
Letchworth	17,955
Combined	$47,066
Net income:	
Tompkins	$11,865
Letchworth	3,335
Combined	$15,200
Basic earnings per share:	
Tompkins	$2.46
Letchworth	$1.01
Combined	$2.15
Diluted earnings per share:	
Tompkins	$2.43
Letchworth	$1.00
Combined	$2.12

Note 2 Mergers and Acquisitions *(continued)*

Mahopac National Bank

On June 4, 1999, Letchworth acquired 70.17% of the outstanding common stock of Mahopac National Bank in a cash transaction accounted for as a purchase. Accordingly, operating results for Mahopac National Bank are not included for periods prior to June 4, 1999. Subsequent to June 4, 1999, net income of Mahopac National Bank is included in Tompkins' net income based upon the percentage of Tompkins' ownership of Mahopac National Bank. This transaction resulted in a core deposit intangible of $3.5 million, which is being amortized over a 10-year period. The transaction also resulted in goodwill of $2.5 million, which prior to the adoption of SFAS No. 142 on January 1, 2002, was being amortized over a 20-year period.

Effective September 1, 2000, and early in 2001, Tompkins completed the purchase of the minority interest in Mahopac National Bank, primarily in a stock-for-stock transaction accounted for as a purchase. Prior to September 1, 2000, the approximately 30% interest in Mahopac National Bank, which was not owned by Tompkins, was shown as a minority interest in consolidated subsidiaries on the consolidated statements of condition. Subsequent to September 1, 2000, effectively all of the net income of Mahopac National Bank is included in Tompkins' consolidated net income. The approximately 30% acquisition of Mahopac National Bank resulted in a core deposit intangible of $1.9 million, which is being amortized over a 10-year period, and goodwill of $2.5 million. An additional $651,000 of goodwill was recorded in 2001 related to the conversion of Mahopac National Bank's core processing software. Prior to the adoption of SFAS No. 142 on January 1, 2002, the goodwill was being amortized over a 20-year period.

The table below presents the pro forma combined results of operations of Tompkins and Mahopac National Bank, as if Mahopac had been 100% owned for all periods presented.

Year Ended December 31 *(dollar amounts in thousands, except per share)*	**2000**	**1999**
Net interest income:		
As reported	$51,942	$47,066
Pro forma combined	$51,942	49,928
Net income:		
As reported	$17,512	$15,200
Pro forma combined	17,818	15,866
Basic earnings per share:		
As reported	$2.47	$2.15
Pro forma combined	2.41	2.12
Diluted earnings per share:		
As reported	$2.45	$2.12
Pro forma combined	2.40	$2.09

The pro forma combined financial information does not reflect any potential cost savings or revenue enhancements that are expected to result from the merger and acquisitions. Accordingly, the pro forma combined financial information may not be indicative of operations that would have been achieved had the merger and acquisitions occurred on the dates indicated, nor do they purport to be indicative of the results of operations that may be achieved in the future.

Tompkins Insurance

Effective January 1, 2001, the Company completed the acquisition of 100% of the common stock of Austin, Hardie, Wise Agency, Inc. and Ernest Townsend & Son, Inc., in a cash and stock transaction accounted for as a purchase. In connection with these acquisitions, the two agencies were merged with and into Tompkins Insurance, a wholly-owned subsidiary of Tompkins. The agencies continue to operate from their western New York locations, which include Attica, Warsaw, Alden, LeRoy, Batavia and Caledonia. The acquisition was accounted for as a purchase transaction, with the $4.4 million excess of the purchase price over the fair value of identifiable assets acquired less liabilities assumed recorded as goodwill. Prior to the adoption of SFAS No. 142 on January 1, 2002, the goodwill was being amortized on a straight-line basis over 15 years.

The purchase agreements for the insurance agencies include provisions for additional consideration to be paid in the form of the release of shares of Company stock from escrow if Tompkins Insurance meets certain income targets in 2001 and 2002. The contingent consideration includes 25,093 shares, which are payable if the income targets are met, and an additional 8,333 shares which are payable if income targets for the two-year period are exceeded by 5%. Tompkins Insurance met the 2001 income target, resulting in the release of 12,547 shares as additional consideration. Such shares are not considered outstanding for purposes of computing earnings per share until all contingencies related to their issuance are met.

On June 22, 2001, Tompkins Insurance acquired the assets of Youngs & Linfoot of LeRoy, Inc. in a cash transaction accounted for as a purchase. The excess of the purchase price over the fair value of identifiable assets acquired less liabilities assumed of $287,000 has been recorded as goodwill. Prior to the adoption of SFAS No. 142 on January 1, 2002, the goodwill was being amortized on a straight-line basis over 15 years.

Note 3 Securities

The following summarizes securities held by the Company:

December 31, 2001 *(in thousands)*	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of				
U.S. Government agencies	$137,569	$1,936	$ 313	$139,192
Obligations of states and political subdivisions	44,915	1,120	94	45,941
Mortgage-backed securities	185,945	2,951	355	188,541
U.S. corporate securities	4,512	70	250	4,332
Total debt securities	372,941	6,077	1,012	378,006
Equity securities	8,363	0	0	8,363
Total available-for-sale securities	$381,304	$6,077	$1,012	$386,369

Available-for-sale securities include $8,155,000 in nonmarketable equity securities, which are carried at amortized cost since fair values are not readily determinable. This figure includes $6,642,000 of Federal Home Loan Bank Stock. Substantially all of the above mortgage-backed securities are direct pass through securities issued or backed by Federal agencies.

December 31, 2001 *(in thousands)*	Held-to-Maturity Securities			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of states and political subdivisions	$26,846	$626	$217	$27,255
Total held-to-maturity debt securities	$26,846	$626	$217	$27,255

December 31, 2000 *(in thousands)*	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of				
U.S. Government agencies	$160,470	$ 103	$ 503	$160,070
Obligations of states and political subdivisions	46,432	696	190	46,938
Mortgage-backed securities	84,342	340	376	84,306
U.S. corporate securities	4,489	4	25	4,468
Total debt securities	295,733	1,143	1,094	295,782
Equity securities	8,640	0	64	8,576
Total available-for-sale securities	$304,373	$1,143	$1,158	$304,358

Available-for-sale securities include $7,089,000 in nonmarketable equity securities, which are carried at amortized cost since fair values are not readily determinable. This figure includes $6,270,000 of Federal Home Loan Bank Stock. Substantially all of the above mortgage-backed securities are direct pass through securities issued or backed by Federal agencies.

December 31, 2000 *(in thousands)*	Held-to-Maturity Securities			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of states and political subdivisions	$25,863	$284	$0	$26,147
Total held-to-maturity debt securities	$25,863	$284	$0	$26,147

Note 3 Securities *(continued)*

The amortized cost and fair value of debt securities by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2001 *(in thousands)*	Amortized Cost	Fair Value
Available-for-sale securities:		
Due in one year or less	$ 15,723	$ 15,854
Due after one year through five years	37,831	38,770
Due after five years through ten years	100,186	101,860
Due after ten years	33,256	32,981
Total	186,996	189,465
Mortgage-backed securities	185,945	188,541
Equity securities	8,363	8,363
Total available-for-sale securities	$381,304	$386,369

December 31, 2001 *(in thousands)*	Amortized Cost	Fair Value
Held-to-maturity securities:		
Due in one year or less	$ 7,878	$ 7,957
Due after one year through five years	6,928	7,212
Due after five years through ten years	5,469	5,562
Due after ten years	6,571	6,524
Total held-to-maturity debt securities	$26,846	$27,255

Realized gains on available-for-sale securities were $66,000 in 2001, $453,000 in 2000, and $37,000 in 1999; realized losses on available-for-sale securities were $0 in 2001, $3,000 in 2000, and $96,000 in 1999.

At December 31, 2001, securities with a carrying value of $299,047,000 were pledged to secure public deposits (as required by law), and securities sold under agreements to repurchase (see also Note 9).

Except for U.S. government securities, there were no holdings, when taken in aggregate, of any single issuer that exceeded 10% of shareholders' equity at December 31, 2001.

The Company has an equity investment in a small business investment company (SBIC) established for the purpose of providing financing to small businesses in market areas served by the Company. As of December 31, 2001 and 2000, this investment totaled $4,104,000 and $3,292,000, respectively, and was included in other assets on the Company's consolidated statements of condition. The investment is accounted for under the equity method of accounting.

Note 4 Comprehensive Income

Comprehensive income for the three years ended December 31 is summarized below:

(in thousands)	2001	2000	1999
Net income	$19,627	$17,512	$15,200
Net unrealized holding gain (loss) on available-for-sale securities during the year. Pre-tax net unrealized holding gain (loss) was $5,146 in 2001, $8,539 in 2000 and $(11,873) in 1999.	3,088	5,006	(7,119)
Reclassification adjustment for net unrealized (gain) loss on the sale of available-for-sale securities (pre-tax net gain of $66 in 2001, and $450 in 2000, and pre-tax net loss of $59 in 1999).	(40)	(270)	35
Other comprehensive income (loss)	3,048	4,736	(7,084)
Total comprehensive income	$22,675	$22,248	$8,116

Note 5 Loan/Lease Classification Summary and Related Party Transactions

Loans/Leases at December 31 were as follows:

(in thousands)	2001	2000
Residential real estate	$327,987	$344,715
Commercial real estate	168,452	152,218
Real estate construction	25,112	18,746
Commercial	237,483	202,956
Consumer and other	111,880	110,126
Leases	21,787	19,565
Total loans and leases	892,701	848,326
Less unearned income and net deferred costs and fees	(2,859)	(2,568)
Total loans and leases, net of unearned income and deferred costs and fees	$889,842	$845,758

During 2001, the Company sold $27,565,000 of mortgage loans, realizing net gains of $560,000. During 2000, the Company sold $1,068,000 of student loans and $7,194,000 of mortgage loans, realizing a net gain of $74,000. During 1999, the Company sold $1,401,000 in student loans and $6,035,000 in mortgage loans, realizing a net gain of $27,000. Net gains and losses on the sale of loans are included in other operating income on the Company's consolidated statements of income. Loans held for sale totaled $791,000 and $0 at December 31, 2001 and 2000, respectively. During 2001, the Company securitized $41,440,000 of residential mortgage loans with Federal Home Loan Mortgage Corporation, which are now held as available-for-sale securities. No loans were securitized in 2000. At December 31, 2001, the Company serviced mortgage loans, which included the $41,440,000 securitized and held as available-for-sale securities, aggregating $113,628,000, compared to $63,250,000 serviced for unrelated third parties at December 31, 2000. Capitalized mortgage servicing rights totaled $663,000 and $286,000 at December 31, 2001 and 2000, respectively.

The Company's loan/lease customers are located primarily in the upstate New York communities served by its three subsidiary banks. The Trust Company operates thirteen banking offices in the counties of Tompkins and Schuyler. The Bank of Castile operates thirteen banking offices in towns situated in and around the areas commonly known as the Letchworth State Park area and the Genesee Valley region of New York State. Mahopac National Bank is located in Putnam County, and operates four full-service branches in that county and one full-service branch in neighboring Dutchess County. The Dutchess County branch opened in 2001. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

Directors and officers of the Company and its affiliated companies were customers of, and had other transactions with, the Company in the ordinary course of business. Such loans and commitments were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.

Loan transactions with related parties are summarized as follows:

(in thousands)	2001	2000
Balance January 1	$4,104	$5,438
Former Directors/Executive Officers	(463)	(1,133)
New Executive Officers	242	96
New loans and advancements	2,533	2,138
Loan payments	(2,776)	(2,435)
Balance December 31	$3,640	$4,104

Note 6 Reserve for Loan/Lease Losses

Changes in the reserve for loan/lease losses are summarized as follows:

(in thousands)	2001	2000	1999
Reserve at beginning of year	$9,824	$9,228	$7,405
Allowance related to purchase acquisition	0	0	1,511
Provisions charged to operations	1,606	1,216	944
Recoveries on loans/leases	670	409	476
Loans/leases charged-off	(1,394)	(1,029)	(1,108)
Reserve at end of year	$10,706	$9,824	$9,228

The Company's recorded investment in loans/leases that are considered impaired totaled $3,771,000 at December 31, 2001, and $2,710,000 at December 31, 2000. The average recorded investment in impaired loans/leases was $2,937,000 in 2001, $1,636,000 in 2000, and $828,000 in 1999. The December 31, 2001, recorded investment in impaired loans/leases includes $1,779,000 of loans/leases that had related reserves of $838,000. The recorded investment in impaired loans/leases at December 31, 2000, included $1,882,000 of loans/leases, which had related reserves of $706,000. Interest income recognized on impaired loans/leases, all collected in cash, was $184,000 for 2001, $94,000 for 2000, and $103,000 for 1999.

The principal balances of nonperforming loans/leases, including impaired loans/leases, are detailed in the table below.

	December 31	
(in thousands)	2001	2000
Loans 90 days past due and accruing	$1,612	$ 226
Nonaccrual loans	5,736	4,134
Troubled debt restructurings not included above	185	389
Nonperforming Loans/Leases	$7,533	$4,749

The difference between the interest income that would have been recorded if these loans/leases had been paid in accordance with their original terms and the interest income recorded for the three-year period ended December 31, 2001, was not significant.

Note 7 Bank Premises and Equipment

Bank premises and equipment at December 31 were as follows:

(in thousands)	2001	2000
Land	$ 3,365	$ 3,229
Bank premises	25,818	22,271
Furniture, fixtures, and equipment	19,002	18,758
Accumulated depreciation and amortization	(23,151)	(20,397)
Total	$25,034	$23,861

At December 31, 2001, certain equipment was pledged to secure borrowings.

Depreciation and amortization expenses in 2001, 2000, and 1999 are included in operating expenses as follows:

(in thousands)	2001	2000	1999
Bank premises	$ 845	$ 808	$ 702
Furniture, fixtures, and equipment	1,766	1,501	1,420
Total	$2,611	$2,309	$2,122

Note 8 Deposits

The aggregate time deposits of $100,000 or more were $163,480,000 at December 31, 2001, and $183,452,000 at December 31, 2000. Scheduled maturities of time deposits at December 31, 2001, were as follows:

(in thousands)	Less than $100,000	$100,000 and over	Total
Maturity			
Three months or less	$ 68,288	$109,874	$178,162
Over three through six months	58,830	24,833	83,663
Over six through twelve months	65,987	18,126	84,113
Total due in 2002	193,105	152,833	345,938
2003	28,184	5,708	33,892
2004	16,567	4,254	20,821
2005	2,666	565	3,231
2006 and thereafter	530	120	650
Total	**$241,052**	**$163,480**	**$404,532**

Note 9 Federal Funds Purchased and Securities Sold Under Agreements to Repurchase

Information regarding securities sold under agreements to repurchase as of December 31, 2001, is summarized below:

	Collateral Securities		Repurchase Liability	
(dollar amounts in thousands)	Carrying Amount	Estimated Fair Value	Amount	Weighted Average Interest Rate
Maturity/Type of Asset				
Demand:				
U.S. Government agency securities	$ 28,177	$ 28,631	$ 28,299	3.47%
Mortgage-backed securities	29,137	29,860	28,804	2.26%
Corporate bonds	2,015	2,058	2,000	2.45%
2 to 30 days:				
U.S. Government agency securities	5,065	5,189	5,000	2.54%
Obligations of states and political subdivisions	107	109	112	2.05%
31 to 89 days:				
U.S. Government agency securities	550	567	521	5.65%
Mortgage-backed securities	174	182	172	2.05%
90 to 365 days:				
U.S. Government agency securities	150	154	183	4.99%
Mortgage-backed securities	754	795	789	4.07%
Obligations of states and political subdivisions	488	513	583	3.55%
Corporate bonds	5	5	6	3.55%
Over 365 days:				
U.S. Government agency securities	24,002	24,270	23,000	4.84%
Obligations of states and political subdivisions	11,748	12,138	12,000	4.77%
Total	**$102,372**	**$104,471**	**$101,469**	**3.54%**

The amount reported in "Over 365 days" includes wholesale repurchase agreements with the Federal Home Loan Bank (FHLB) totaling $35,000,000. The scheduled maturities of these advances are $5,000,000 in 2003, $10,000,000 in 2004, $15,000,000 in 2006, and $5,000,000 in 2011. Of the $35,000,000 of wholesale repurchase agreements due in over 365 days, $20,000,000 are callable by the FHLB if certain conditions are met.

Note 9 Federal Funds Purchased and Securities Sold Under Agreements to Repurchase *(Continued)*

At December 31, 2001, the Federal Home Loan Bank of New York held substantially all of the above securities. Additional information regarding securities sold under agreements to repurchase and Federal funds purchased for the years ended December 31, is detailed in the table below:

Securities Sold Under Agreements to Repurchase *(dollar amounts in thousands)*	2001	2000	1999
Total outstanding at December 31	$101,469	$72,231	$57,846
Maximum month-end balance	106,458	75,525	60,662
Average balance during the year	77,663	61,207	56,453
Weighted average rate at December 31	3.54%	5.85%	5.07%
Average interest rate paid during the year	4.36%	5.73%	4.76%

Federal Funds Purchased *(dollar amounts in thousands)*	2001	2000	1999
Total outstanding at December 31	$8,200	$ 0	$ 0
Maximum month-end balance	8,630	18,000	13,500
Average balance during the year	1,469	7,098	4,201
Weighted average rate at December 31	1.81%	N/A	N/A
Average interest rate paid during the year	4.66%	6.85%	5.27%

Note 10 Other Borrowings

The Company, through its subsidiary banks, had available lines-of-credit agreements with banks permitting borrowings to a maximum of approximately $38,500,000 at December 31, 2001, and $29,500,000 at December 31, 2000. No advances were outstanding against those lines at December 31, 2001, or 2000.

All bank subsidiaries are members of the FHLB and as such, may apply for advances secured by certain residential mortgage loans and other assets, provided that certain standards for credit worthiness have been met. At December 31, 2001, the Company, through its subsidiaries, had established unused lines of credit with the FHLB of $151,345,000. At December 31, 2001, there were $75,265,000 in term advances from the FHLB, compared to $67,117,000 at December 31, 2000.

At December 31, 2001, there were advances due within one year of $2,912,000 with a weighted average rate of 5.13%, and advances due in more than one year of $72,353,000 with a weighted average rate of 5.25%. Maturities of advances included $2,475,000 maturing in 2003, $21,735,000 in 2004, $10,723,000 in 2005, $3,163,000 in 2006, $66,000 in 2007, $71,000 in 2008, $2,076,000 in 2009, $10,044,000 in 2010 and $22,000,000 in 2011. The Company's FHLB borrowings at December 31, 2001, included $39,000,000 in fixed-rate callable borrowings, which can be called by the FHLB if certain conditions are met.

Other borrowings included a Treasury Tax and Loan Note account with the Federal Reserve Bank of New York totaling $166,000 at December 31, 2001, and $140,000 at December 31, 2000. At December 31, 2001, Tompkins Insurance had borrowings of $150,000 from unrelated financial institutions and officers of Tompkins Insurance. These borrowings are primarily secured by equipment.

Note 11 Employee Benefit Plans

The Company maintains a noncontributory defined-benefit pension plan covering substantially all employees of the Company. The benefits are based on years of service and percentage of the employees' average compensation. Prior to October 1, 2000, the Company maintained two noncontributory defined benefit plans, Tompkins County Trust Company Retirement Plan and The Bank of Castile Employees Retirement Plan. Effective October 1, 2000, the Company amended and merged these two plans. Assets of the Company's defined benefit plan are invested in common and preferred stock, U. S. Government securities, corporate bonds and notes, and mutual funds. At December 31, 2001, the plan assets included 25,018 shares of Tompkins common stock.

The Trust Company also offers post-retirement medical coverage and life insurance coverage to full-time employees who have worked ten years and attained age 55. Medical coverage is contributory with contributions reviewed annually. The Trust Company assumes the majority of the cost for these other benefits, while retirees share some of the cost through co-insurance and deductibles.

The following table sets forth the changes in the plans' benefit obligation and plan assets, and the plans' funded status and amounts recognized in the Company's consolidated statements of condition at December 31, 2001 and 2000.

	Pension Benefits		Other Benefits	
(dollar amounts in thousands)	2001	2000[2]	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 16,958	$ 16,983	$ 3,725	$ 3,391
Service cost	889	704	109	98
Interest cost	1,298	1,258	268	259
Amendments	213	(2,500)	(6)	0
Actuarial loss	1,167	1,892	92	160
Benefits paid	(899)	(1,379)	(156)	(183)
Benefit obligation at end of year	$ 19,626	$ 16,958	$ 4,032	$ 3,725
Change in plan assets				
Fair value of plan assets at beginning of year	$ 18,114	$ 17,533	$ 0	$ 0
Actual (loss) return on plan assets	(800)	1,231	0	0
Employer contribution	2,570	729	156	183
Benefits paid	(899)	(1,379)	(156)	(183)
Fair value of plan assets at end of year	$ 18,985	$ 18,114	$ 0	$ 0
Funded status	(641)	$ 1,156	$(4,032)	$(3,725)
Unrecognized net actuarial loss	7,056	3,801	243	151
Net transition (asset) obligation	(132)	(195)	1,271	1,386
Unrecognized prior service cost	(2,012)	(2,429)	(6)	0
Prepaid (accrued) benefit cost	$ 4,271	$ 2,333	$(2,524)	$(2,188)
Weighted-average assumptions as of December 31:				
Discount rate	7.25%	7.50%	7.25%	7.50%
Expected return on plan assets	8.5%	8.50%	NA	NA
Rate of compensation increase [1]	4.00-5.00%	4.00-5.00%	4.00%	4.00%

(1) *The rate of compensation increase for the Trust Company is 4%, and is 5% for all other groups.*

(2) *'Change in benefit obligation' and 'Change in plan assets' sections represent reconciliations from October 1, 1999 through December 31, 2000 for the Trust Company group, and January 1, 2000, through December 31, 2000 for The Bank of Castile group.*

The Trust Company currently offers medical coverage and life insurance coverage to substantially all of its employees upon retirement. The weighted average annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is 11.5% beginning in 2001, and is assumed to decrease gradually to 5.0% in 2010 and beyond. Increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated post-retirement benefit obligation as of December 31, 2001, by $32,000 and the net periodic post-retirement benefit cost for 2001 by $2,000. Decreasing the assumed health care cost trend rates by 1% each year would decrease the accumulated post-retirement benefit obligation as of December 31, 2001, by $40,000 and decrease the net periodic post-retirement benefit cost by $3,000.

Net periodic benefit cost includes the following components:

Components of net periodic benefit cost *(in thousands)*	Pension Benefits 2001	2000	1999	Other Benefits 2001	2000	1999
Service cost	$ 889	$ 704	$ 646	$109	$ 98	$ 88
Interest cost	1,298	1,258	1,134	269	259	227
Expected return on plan assets	(1,508)	(1,487)	(1,371)	0	0	0
Amortization of prior service cost	(136)	15	14	(1)	0	0
Recognized net actuarial gain	165	96	70	0	0	0
Amortization of transition (asset) liability	(76)	(106)	(77)	116	116	116
Other	N/A	107	N/A	N/A	N/A	N/A
Net periodic benefit cost	$ 632	$ 587	$ 416	$493	$473	$431

As of January 1, 2001, the Company adopted a new Employee Stock Ownership Plan (ESOP) and a new 401-K Investment and Stock Ownership Plan (ISOP) covering substantially all employees of the Company, and replacing the ESOP, ISOP, and 401-K plans which were previously in place at the Company's subsidiaries. The ESOP allows for Company contributions in the form of cash and/or stock of the Company. Contributions are determined by the board of directors in accordance with a performance-based formula, and were limited to a maximum amount as stipulated in the respective plan. At December 31, 2001, the ESOP had debt with an outstanding balance of $285,000, an adjustable interest rate of 5.75%, and a stated maturity of 2005. On December 31, 2001, 10,170 shares remained unallocated with a fair market value of $409,000. The Company recognized compensation expense related to the ESOP of $785,000 in 2001. Compensation expense related to the separate ISOP/ESOP plans was $159,000 in 2000, and $522,000 in 1999.

The Company provided certain matching contributions to the ISOP based upon the amount of contributions made by plan participants. The expense associated with these matching provisions was $636,000 in 2001. Matching contributions to the separate ISOP plans prior to 2001 were $160,000 in 2000, and $175,000 in 1999.

Life insurance benefits are provided to certain officers of the Company. In connection with these benefits, the Company purchased $885,000 and $4.4 million in corporate owned life insurance in 2001 and 2000, respectively. The insurance is carried at its cash surrender value as an other asset on the consolidated statements of condition. Increases in the cash surrender value of the insurance are reflected as noninterest income, and the related mortality expense is recognized as other employee benefits expense in the consolidated statements of income.

In addition to the Company's non-contributory defined benefit retirement and pension plan, the Company provides supplemental employee retirement plans to certain executives. The amount of liability recognized in the Company's consolidated statements of condition for supplemental retirement plans was $1.7 million at December 31, 2001, and $1.3 million at December 31, 2000. Benefits expense associated with the supplemental retirement plans amounted to $463,000, $415,000 and $195,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Note 12 Stock Based Compensation

In January 2001, the Company adopted a stock option plan (the "2001 Plan"), which authorizes grants of options up to 350,000 shares of authorized but unissued common stock. At December 31, 2001, there were 291,000 shares available for grant under the 2001 Plan. The board of directors may grant stock options to officers, employees, and certain other individuals. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant, may not have a term in excess of ten years, and have vesting periods that range between one and five years from the grant date. Prior to the adoption of the 2001 Plan, the Company had similar stock option plans that authorized up to 494,100 shares of authorized but unissued common stock. These plans remain in effect solely with respect to unexercised options issued under these plans. In connection with the Letchworth merger, outstanding options of Letchworth were converted to options of Tompkins at the time of the merger, effective December 31, 1999.

The Company applies APB Opinion No. 25 in accounting for stock based compensation, and accordingly, no compensation cost has been recognized for stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value of its stock options at the grant date under SFAS No. 123, the Company's net income and earnings per share would have been reduced to pro forma amounts indicated in the following table:

(in thousands except per share data)	**2001**	**2000**	**1999**
Net income:			
As reported	**$19,627**	$17,512	$15,200
Pro forma	**19,298**	17,356	14,958
Basic earnings per share:			
As reported	**$2.65**	$2.47	$2.15
Pro forma	**2.61**	2.44	2.12
Diluted earnings per share			
As reported	**$2.62**	$2.45	$2.12
Pro forma	**2.57**	2.42	2.08

The per share weighted average fair value of stock options granted during 2001, 2000, and 1999 was $15.80, $10.96, and $8.07, respectively. Fair values were arrived at using the Black Scholes option-pricing model with the following assumptions:

	2001	**2000**	**1999**
Risk-free interest rate	**5.25%**	5.91%	5.85%
Expected dividend yield	**3.10%**	3.90%	3.43%
Volatility	**50.00%**	52.00%	47.00%
Expected life (years)	**7.00**	7.00	7.00

In management's opinion the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options because the Company's employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective assumptions can materially affect fair value estimate.

Note 12 Stock Based Compensation *(continued)*

The following table presents the combined stock option activity for the 1992 Plan, the 1998 Plan, and the 2001 Plan during the periods indicated:

	Number of Shares	Weighted Average Exercise Price
2001:		
Beginning balance	384,744	$22.35
Granted	64,500	37.17
Exercised	(68,671)	16.43
Forfeited	(4,375)	28.35
Outstanding at year-end	376,198	25.90
Exercisable at year-end	150,551	$20.58
2000:		
Beginning balance	251,977	$19.46
Granted	163,500	26.63
Exercised	(19,546)	18.32
Forfeited	(11,187)	26.79
Outstanding at year-end	384,744	22.35
Exercisable at year-end	196,200	$18.89
1999:		
Beginning balance	300,738	$16.78
Granted	33,568	20.17
Exercised	(79,589)	10.25
Forfeited	(2,740)	7.29
Outstanding at year-end	251,977	19.46
Exercisable at year-end	158,377	$18.24

The following summarizes outstanding and exercisable options at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$11.21-19.27	69,107	3.92	$18.35	69,107	$18.35
$20.17-23.66	87,591	6.21	$22.22	79,694	$22.29
$26.63-28.67	155,000	8.68	$26.64	750	$28.67
$30.95-37.75	64,500	9.47	$37.23	1,000	$32.75
	376,198	7.37	$25.90	150,551	$20.58

Note 13 Income Taxes

The income tax expense (benefit) attributable to income from operations is summarized as follows:

(in thousands)	Current	Deferred	Total
2001			
Federal	$ 9,326	$(283)	$ 9,043
State	1,425	(49)	1,376
Total	$10,751	$(332)	$10,419
2000			
Federal	$7,772	$(530)	$7,242
State	1,079	(69)	1,010
Total	$8,851	$(599)	$8,252
1999			
Federal	$7,338	$(523)	$6,815
State	1,087	(53)	1,034
Total	$8,425	$(576)	$7,849

The primary reasons for the differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings are as follows:

	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.0	2.5	2.9
Tax exempt income	(3.6)	(4.3)	(4.8)
Non-deductible merger costs	0	0	1.5
All other	0.1	(1.7)	(0.5)
Total	34.5%	31.5%	34.1%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

(in thousands)	2001	2000
Deferred tax assets:		
Reserve for loan/lease losses	$4,051	$3,636
Compensation and benefits	2,676	2,319
Other	1,190	627
Total deferred tax assets	$7,917	$6,582
Deferred tax liabilities:		
Leasing transactions	$1,418	$1,595
Prepaid pension	1,718	930
Depreciation	469	543
Purchase accounting adjustment	650	887
Other	546	275
Total deferred tax liabilities	$4,801	$4,230
Net deferred tax asset at year-end	$3,116	$2,352
Net deferred tax asset at beginning of year	$2,352	$2,059
Increase in net deferred tax asset	(764)	(293)
Purchase accounting adjustments, net	432	(306)
Deferred tax benefit	$(332)	$(599)

Note 13 Income Taxes *(continued)*

This analysis does not include the recorded deferred tax liability of $2,026,000 as of December 31, 2001, and deferred tax asset of $6,000 as of December 31, 2000 related to the net unrealized holding gain/loss in the available-for-sale securities portfolio.

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carry-back period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income, and the projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary at December 31, 2001 and 2000.

Note 14 Commitments and Contingent Liabilities

The Company leases land, buildings, and equipment under operating lease arrangements extending to the year 2090. Rental expense included in operating expenses amounted to $518,952 in 2001, $347,000 in 2000, and $359,000 in 1999.

The future minimum rental commitments as of December 31, 2001, for all operating leases that cannot be canceled are as follows:

	(in thousands)
2002	$346
2003	283
2004	125
2005	64
2006	62
Thereafter	$3,401

Most leases include options to renew for periods ranging from 5 to 20 years. Options to renew are not included in the above future minimum rental commitments. The Company has two land lease commitments with terms expiring in 2042 and 2090, respectively.

In August 2000, the Company renewed its software contract for the core banking application used by Tompkins Trust Company and The Bank of Castile. During 2001, Mahopac National Bank terminated its existing data processing contract, which was scheduled to expire in July 2005, and effective March 2002, will be covered under the same contract as Tompkins Trust Company and The Bank of Castile. Estimated minimum annual payments under the above contract are $275,000 in 2002, with annual increases based upon asset growth of the banks serviced under the contract.

The Company, in the normal course of business, is a party to financial instruments with off-balance-sheet risk to meet the financial needs of its customers. These financial instruments include loan commitments, stand-by letters of credit, and unused portions of lines of credit. The contract, or notional amount, of these instruments represents the Company's involvement in particular classes of financial instruments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated statements of condition.

The Company's maximum potential obligations to extend credit for loan commitments (unfunded loans, unused lines of credit, and stand-by letters of credit) outstanding, and its remaining commitment to invest in a Small Business Investment Company, on December 31 were as follows:

(in thousands)	2001	2000
Loan commitments	$ 68,951	$ 55,712
Stand-by letter of credit	8,528	6,220
Undisbursed portion of lines of credit	168,479	145,740
Commitment to invest in limited partnerships registered as a Small Business Investment Company	0	558
Total	$245,958	$208,230

Commitments to extend credit (including lines of credit) are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Stand-by letters of credit are conditional commitments to guarantee the performance of a customer to a third party. Management uses the same credit policies in making commitments to extend credit and stand-by letters of credit as are used for on-balance-sheet lending decisions. Based upon management's evaluation of the counterparty, the Company may require collateral to support commitments to extend credit and stand-by letters of credit. The credit risk amounts are equal to the contractual amounts, assuming the amounts are fully advanced and collateral or other security is of no value. The Company does not anticipate losses as a result of these transactions. These commitments also have off-balance-sheet interest-rate risk, in that the interest rate at which these commitments were made may not be at market rates on the date the commitments are fulfilled. Since some commitments and stand-by letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.

At December 31, 2001, the Company had rate lock agreements associated with mortgage loans to be sold in the secondary market (certain of which relate to loan applications for which no formal commitment has been made) amounting to approximately $7.6 million. In order to limit the interest rate risk associated with rate lock agreements, as well as the interest rate risk associated with mortgages held for sale, the Company enters into agreements to sell loans in the secondary market to unrelated investors on a loan-by-loan basis. At December 31, 2001, the Company had approximately $6.5 million of commitments to sell mortgages to unrelated investors on a loan-by-loan basis.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, based upon the review with counsel, the proceedings are not expected to have a material effect on the consolidated financial statements.

Note 15 Earnings Per Share

Calculation of basic earnings per share (Basic EPS) and diluted earnings per share (Diluted EPS) is as follows:

For year ended December 31, 2001 *(in thousands except share and per share data)*	**Net Income (Numerator)**	**Weighted Average Shares (Denominator)**	**Per Share Amount**
Basic EPS:			
Income available to common shareholders	$19,627	7,397,628	$2.65
Effect of dilutive securities:			
Stock options		106,447	
Shares issueable as contingent consideration for acquisition		1,066	
Diluted EPS:			
Income available to common shareholders plus assumed conversions	$19,627	7,505,141	$2.62

The effect of dilutive securities calculation for 2001 excludes 26,025 options because the exercise price was greater than the average market price for the period. Shares issueable as contingent consideration for acquisition recognizes the effect of 12,547 shares that became issueable in the fourth quarter of 2001 as a result of Tompkins Insurance Agencies meeting certain income targets.

For year ended December 31, 2000 *(in thousands except share and per share data)*	**Net Income (Numerator)**	**Weighted Average Shares (Denominator)**	**Per Share Amount**
Basic EPS:			
Income available to common shareholders	$17,512	7,103,784	$2.47
Effect of dilutive securities:			
Stock options		55,184	
Diluted EPS:			
Income available to common shareholders plus assumed conversions	$17,512	7,158,968	$2.45

The effect of dilutive securities calculation for 2000 excludes 52,347 options because the exercise price was greater than the average market price for the period.

For year ended December 31, 1999 *(in thousands except share and per share data)*	**Net Income (Numerator)**	**Weighted Average Shares (Denominator)**	**Per Share Amount**
Basic EPS:			
Income available to common shareholders	$15,200	7,068,409	$2.15
Effect of dilutive securities:			
Stock options		109,412	
Diluted EPS:			
Income available to common shareholders plus assumed conversions	$15,200	7,177,821	$2.12

The effect of dilutive securities calculation for 1999 excludes 2,000 options because the exercise price was greater than the average market price for the period.

Note 16 Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001and 2000. The carrying amounts shown in the table are included in the consolidated statements of condition under the indicated captions.

Estimated Fair Value of Financial Instruments:	2001		2000	
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 44,117	$ 44,117	$ 65,364	$ 65,364
Securities - available-for-sale	386,369	386,369	304,358	304,358
Securities - held-to-maturity	26,846	27,255	25,863	26,147
Loans/leases, net [1]	879,136	892,837	835,934	836,731
Accrued interest receivable	8,762	8,762	9,705	9,705
Financial liabilities:				
Time deposits	$404,532	$408,237	$420,255	$420,458
Other deposits	682,926	682,926	614,646	614,646
Securities sold under agreements to repurchase	109,669	109,827	72,231	72,231
Other borrowings	75,581	77,796	67,257	67,576
Accrued interest payable	3,595	3,595	5,249	5,249

[1] Lease receivables, although excluded from the scope of SFAS No. 107, are included in the estimated fair value amounts at their carrying value.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amounts reported in the consolidated statements of condition for cash, noninterest-bearing deposits, and Federal funds sold approximate the fair value of those assets.

SECURITIES: Fair values for securities are based on quoted market prices. When no secondary market exists to quote a market price the fair value is estimated based upon comparable securities, or the carrying amount of the security is used as the estimated fair value. Note 3 discloses the fair values of securities.

LOANS/LEASES: For variable rate loans/leases that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values of fixed rate loans/leases are estimated using discounted cash flow analyses, and interest rates currently offered for loans/leases with similar terms and credit quality.

DEPOSITS: The fair values disclosed for demand deposits (e.g. interest and noninterest checking) are, by definition, equal to the amount payable on demand at the reporting date (i.e., the carrying amounts). The carrying amounts of variable-rate money market accounts and time deposits approximate their fair values at the reporting date. Fair values for fixed-rate time deposits are estimated using a discounted cash flows calculation that applies current interest rates to a schedule of aggregate expected monthly maturities.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE: The carrying amounts of securities sold under agreements to repurchase with maturities of 90 days or less approximate their fair values. Fair values of repurchase agreements with maturities of more than 90 days are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

OTHER BORROWINGS: The fair values of other borrowings are estimated using discounted cash flow analysis, discounted at the Company's current incremental borrowing rate for similar borrowing arrangements.

OFF-BALANCE-SHEET INSTRUMENTS: The fair values of outstanding loan commitments, including unused lines of credit, and stand-by letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counterparties' credit standing, and discounted cash flow analyses. The fair values of these instruments approximate the value of the related fees and are not significant.

Note 17 Regulations and Supervision

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by Federal bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action (PCA), banks must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications of the Company and its subsidiary banks are also subject to qualitative judgments by regulators concerning components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of total capital and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes that the Company and its subsidiary banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notifications from Federal bank regulatory agencies categorized the Trust Company, The Bank of Castile, and Mahopac National Bank as well capitalized under the regulatory framework for PCA. To be categorized as well capitalized, the Company and its subsidiary banks must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the capital category of the Company or its subsidiary banks. Actual capital amounts and ratios of the Company and its subsidiary banks are as follows:

	Actual	Required to be Adequately Capitalized	Required to be Well Capitalized
(dollar amounts in thousands)	Amount/Ratio	Amount/Ratio	Amount/Ratio
December 31, 2001:			
Total Capital (to risk-weighted assets)			
The Company (consolidated)	**$128,141/13.8%**	**>$74,151/>8.0%**	**>$92,689/>10.0%**
Trust Company	$69,786/14.5%	>$38,555/>8.0%	>$48,193/>10.0%
Castile	$30,374/10.9%	>$22,260/>8.0%	>$27,825/>10.0%
Mahopac	$20,559/12.3%	>$13,346/>8.0%	>$16,682/>10.0%
Tier I Capital (to risk-weighted assets)			
The Company (consolidated)	**$117,435/12.7%**	**>$37,076/>4.0%**	**>$55,613/>6.0%**
Trust Company	$64,322/13.3%	>$19,277/>4.0%	>$28,916/>6.0%
Castile	$26,983/9.7%	>$11,130/>4.0%	>$16,695/>6.0%
Mahopac	$18,697/11.2%	>$6,673/>4.0%	>$10,009/>6.0%
Tier I Capital (to average assets)			
The Company (consolidated)	**$117,435/8.5%**	**>$55,369/>4.0%**	**>$69,212/>5.0%**
Trust Company	$64,332/8.1%	>$31,668/>4.0%	>$39,585/>5.0%
Castile	$26,983/7.7%	>$14,005/>4.0%	>$17,506/>5.0%
Mahopac	$18,697/7.4%	>$10,130/>4.0%	>$12,663/>5.0%
December 31, 2000:			
Total Capital (to risk-weighted assets)			
The Company (consolidated)	$116,746/13.0%	>$72,048/>8.0%	>$90,060/>10.0%
Trust Company	$66,387/14.5%	>$36,715/>8.0%	>$45,893/>10.0%
Castile	$26,661/10.7%	>$19,972/>8.0%	>$24,965/>10.0%
Mahopac	$18,864/13.3%	>$11,312/>8.0%	>$14,141/>10.0%
Tier I Capital (to risk-weighted assets)			
The Company (consolidated)	$106,922/11.9%	>$36,024/>4.0%	>$54,036/>6.0%
Trust Company	$61,208/13.3%	>$18,357/>4.0%	>$27,536/>6.0%
Castile	$23,642/9.5%	>$9,986/>4.0%	>$14,979/>6.0%
Mahopac	$17,238/12.2%	>$5,656/>4.0%	>$8,484/>6.0%
Tier I Capital (to average assets)			
The Company (consolidated)	$106,922/8.5%	>$50,489/>4.0%	>$63,111/>5.0%
Trust Company	$61,208/8.4%	>$29,178/>4.0%	>$36,472/>5.0%
Castile	$23,642/7.2%	>$13,129/>4.0%	>$16,411/>5.0%
Mahopac	$17,238/8.5%	>$8,093/>4.0%	>$10,116/>5.0%

Note 17 Regulations and Supervision *(continued)*

Generally, dividends from the banking subsidiaries to the Company are limited to retained net profits for the current year and two preceding years, unless specific approval is received from the appropriate bank regulatory authority. At December 31, 2001, the retained net profits of the Company's bank subsidiaries available to pay dividends were $14,381,000.

Each bank subsidiary is required to maintain reserve balances by the Federal Reserve Bank of New York. At December 31, 2001, and 2000, the reserve requirements for the Company's banking subsidiaries totaled $14,824,000 and $10,406,000, respectively.

Note 18 Condensed Parent Company Only Financial Statements

Condensed financial statements for Tompkins Trustco, Inc. (the Parent Company) as of December 31 are presented below.

Condensed Statements of Condition

(in thousands)	2001	2000
ASSETS		
Cash	$ 2,853	$ 3,846
Available-for-sale securities, at fair value	121	1,488
Investment in subsidiaries, at equity	125,686	108,545
Other	3,189	2,054
Total Assets	$131,849	$115,933
LIABILITIES AND SHAREHOLDERS EQUITY		
Liabilities	$ 777	$ 938
Shareholders' Equity	131,072	114,995
Total Liabilities and Shareholders' Equity	$131,849	$115,933

Condensed Statements of Income

(in thousands)	2001	2000	1999
Dividends from available-for-sale securities	$ 46	$ 169	$ 110
Dividends received from subsidiaries	11,060	16,098	24,365
Securities gains	66	299	0
Other income	0	87	72
Other loss	(86)	0	0
Total Operating Income	11,086	16,653	24,547
Amortization of intangibles	0	451	370
Other expenses	715	683	2,198
Total Operating Expenses	715	1,134	2,568
Income Before Taxes and Equity in Undistributed Net Income of Subsidiaries	10,371	15,519	21,979
Income tax benefit	(296)	(375)	(414)
Equity in undistributed earnings (excess of dividends over net income) of subsidiaries	8,960	1,618	(7,193)
Net Income	$19,627	$17,512	$15,200

Note 18 Condensed Parent Company Only Financial Statements *(Continued)*

Condensed Statements of Cash Flows

(in thousands)	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$19,627	$17,512	$15,200
Adjustments to reconcile net income to net cash provided by operating activities:			
(Equity in undistributed earnings) excess of dividends over net income of subsidiaries	(8,960)	(1,618)	7,193
Amortization of intangible assets	0	451	370
Realized gains on available-for-sale securities	(66)	(299)	0
Issuance of treasury shares	10	75	41
ESOP compensation expenses	744	159	130
Other, net	(1,488)	(649)	(334)
Net Cash Provided by Operating Activities	9,867	15,631	22,600
INVESTING ACTIVITIES			
Purchase of available-for-sale securities	0	0	(191)
Proceeds from sale of available-for-sale securities	1,497	1,047	0
Net cash (used in) provided by acquisitions	(1,206)	0	(14,624)
Net Cash Provided by (Used in) Investing Activities	291	1,047	(14,815)
FINANCING ACTIVITIES			
Cash dividends	(8,136)	(7,696)	(6,159)
Repurchase of common shares	(3,408)	(4,870)	(4,101)
Cash paid in lieu of fractional Letchworth common shares	0	(9)	0
Net proceeds from exercise of stock options, warrants, and related tax benefits	734	288	691
Advances from subsidiaries	0	0	1,265
Repayment of advances from subsidiaries	(341)	(1,314)	(275)
Net Cash Used in Financing Activities	(11,151)	(13,601)	(8,579)
Net (decrease) increase in cash	(993)	3,077	(794)
Cash at beginning of year	3,846	769	1,563
Cash at End of Year	$2,853	$3,846	$ 769

Report of KPMG LLP, Independent Auditors

Board of Directors and Shareholders, Tompkins Trustco, Inc.

We have audited the accompanying consolidated statements of condition of Tompkins Trustco, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tompkins Trustco, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 24, 2002
Syracuse, New York

Management's Statement of Responsibility

Management is responsible for preparation of the consolidated financial statements and related financial information contained in all sections of this annual report, including the determination of amounts that must necessarily be based on judgments and estimates. It is the belief of management that the consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances, and that the financial information appearing throughout this annual report is consistent with the consolidated financial statements.

Management establishes and monitors the Company's system of internal accounting controls to meet its responsibility for reliable financial statements. The system is designed to provide reasonable assurance that assets are safeguarded, and that transactions are executed in accordance with management's authorization and are properly recorded.

The Audit/Examining Committee of the board of directors, composed solely of outside directors, meets periodically and privately with management, internal auditors, and independent auditors, KPMG LLP, to review matters relating to the quality of financial reporting, internal accounting control, and the nature, extent, and results of audit efforts. The independent and internal auditors have unlimited access to the Audit/Examining Committee to discuss all such matters. The consolidated financial statements have been audited by the Company's independent auditors for the purpose of expressing an opinion on the consolidated financial statements.

James J. Byrnes
Chief Executive Officer

Francis M. Fetsko
Chief Financial Officer

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

Information relating to the Directors of the Company is incorporated herein by reference from the "Election of Directors" section of the Proxy Statement beginning on page 4 thereof.

Executive Officers

	Age	Title	Joined Company
James J. Byrnes	60	Chairman of the Board, and Chief Executive Officer	January 1989
James W. Fulmer	50	President, Director	January 2000
Brenda L. Copeland	50	Executive Vice President	January 2000
Stephen E. Garner	55	Executive Vice President	January 2000
Donald S. Stewart	57	Executive Vice President	December 1972
Robert B. Bantle	50	Senior Vice President	March 2001
Francis M. Fetsko	37	Senior Vice President and Chief Financial Officer	October 1996
Joyce P. Maglione	59	Senior Vice President	March 1981
Thomas J. Smith	61	Senior Vice President	December 1964
Lawrence A. Updike	56	Senior Vice President	December 1965

Business Experience of the Executive Officers:

James J. Byrnes has been chairman of the board of the Company since April 1992, and chief executive officer of the Company since January 1989. From 1978 to 1988, Mr. Byrnes was employed at the Bank of Montreal, most recently as senior vice president.

James W. Fulmer was appointed president of the Company in January 2000. Mr. Fulmer is the former president and chief executive officer of Letchworth Independent Bancshares Corporation, where he served as president and chief executive officer since January 1991. Effective December 31, 1999, Letchworth was merged with and into Tompkins Trustco, Inc.

Brenda L. Copeland was appointed executive vice president of the Company in May 2000. Ms. Copeland is the president and chief executive officer of The Bank of Castile, where she served as president since January 1991 and chief executive officer since April 1999.

Stephen E. Garner was appointed executive vice president of the Company in May 2000. Mr. Garner is the president and chief executive officer of Mahopac National Bank, where he served in that capacity since January 1994.

Robert B. Bantle has been employed by the Company since March 2001, and has served as a senior vice president since that time. He is primarily responsible for retail banking services. Prior to joining the Company, Mr. Bantle was employed by Iroquois Bancorp and First National Bank of Rochester as senior vice president.

Francis M. Fetsko has been employed by the Company since 1996, and has served as senior vice president and chief financial officer since December 2000. Prior to joining the Company, Mr. Fetsko was employed as a Federal Bank Examiner with the Federal Deposit Insurance Corporation from 1986 to 1995.

Joyce P. Maglione has been employed by the Company since March 1981, and has served as senior vice president since December 1999. Ms. Maglione is primarily responsible for personnel administration.

Thomas J. Smith has been employed by the Company since 1964, and has served as senior vice president in charge of credit services since December 1984.

Donald S. Stewart has been employed by the Company since 1972, served as senior vice president in charge of trust and investment services since December 1984, and was promoted to executive vice president in 1997.

Lawrence A. Updike has been employed by the Company since 1965, and has served as senior vice president in charge of operations and systems since December 1988.

Item 11. Executive Compensation

"Executive Compensation" beginning on page 7 of the Proxy Statement is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management

"Security Ownership of Certain Beneficial Owners and Management" beginning on page 2 of the Proxy Statement is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions

"Certain Relationships and Related Transactions" contained on page 13 of the Proxy Statement is incorporated by reference herein.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) The following financial statements and accountant's report are included in this Annual Report on Form 10-K:

Report of Independent Accountants

Consolidated Statement of Condition for the years ended December 31, 2001 and 2000

Consolidated Statement of Income for the years ended December 31, 2001, 2000, and 1999

Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 2001, 2000, and 1999

Consolidated Statement of Cash Flows for the years ended December 31, 2001, 2000, and 1999

Notes to Consolidated Financial Statements

(a)(2) List of Financial Schedules

Not Applicable.

(a)(3) Exhibits

Item No.	Description
2.	Agreement and Plan of Reorganization, dated as of March 14, 1995, among the Bank, the Company and the Interim Bank incorporated herein by reference to the identically numbered exhibit contained in the Registrant's Registration Statement on Form 8-A (No. 0-27514), as filed with the Commission on December 29, 1995, and amended.
3.1	Certificate of Incorporation of the Company incorporated herein by reference to the identically numbered exhibit contained in the Registrant's Registration Statement on Form 8-A (No. 0-27514), as filed with the Commission on December 29, 1995, and amended.
3.2	Bylaws of the Company incorporated herein by reference to the identically numbered exhibit contained in the Registrant's Registration Statement on Form 8-A (No. 0-27514), as filed with the Commission on December 29, 1995, and amended.
4.	Form of Specimen Common Stock Certificate of the Company incorporated herein by reference to the identically numbered exhibit contained in the Registrant's Registration Statement on Form 8-A (No. 0-27514), as filed with the Commission on December 29, 1995, and amended.
10.2	1992 Stock Option Plan incorporated herein by reference to the identically numbered exhibit contained in the Registrant's Registration Statement on Form 8-A (No. 0-27514), as filed with the Commission on December 29, 1995, and amended.
10.3	1996 Stock Retainer Plan for Non-Employee Directors incorporated herein by reference to the identically numbered exhibit contained in the Registrant's Registration Statement on Form 8-A (No. 0-27514), as filed with the Commission on December 29, 1995, and amended.
10.4	Form of Director Deferred Compensation Agreement incorporated herein by reference to the identically numbered exhibit contained in the Registrant's Registration Statement on Form 8-A (No. 0-27514), as filed with the Commission on December 29, 1995, and amended.
10.5	Deferred Compensation Plan for Senior Officers incorporated herein by reference to the identically numbered exhibit contained in the Registrant's Registration Statement on Form 8-A (No. 0-27514), as filed with the Commission on December 29, 1995, and amended.

10.6 Supplemental Executive Retirement Agreement with James J. Byrnes incorporated herein by reference to the identically numbered exhibit contained in the Registrant's Registration Statement on Form 8-A (No. 0-27514), as filed with the Commission on December 29, 1995, and amended.

10.7 Severance Agreement with James J. Byrnes incorporated herein by reference to the identically numbered exhibit contained in the Registrant's Registration Statement on Form 8-A (No. 0-27514), as filed with the Commission on December 29, 1995, and amended.

10.8 Lease Agreement dated August 20, 1993, between Tompkins County Trust Company and Comex Plaza Associates, relating to leased property at the Rothschilds Building, Ithaca, NY, incorporated herein by reference to the identically numbered exhibit contained in the Registrant's Form 10-K, as filed with the Commission on March 26, 1996, and amended.

10.9 Employment Agreement, dated September 12, 1989, by and between Letchworth and James W. Fulmer, incorporated by reference to Letchworth's Amendment No. 1 to Form S-18 Registration Statement (Reg. No. 33-31149-NY), filed with the Commission on October 31, 1989, and wherein such Exhibit is designated Exhibit 10(a).

10.10 Employment Agreement, dated as of January 1,1991, by and between Letchworth and Brenda L. Copeland, incorporated by reference to Letchworth's Annual Report on Form 10-K for the year ended December 31, 1991, filed with the Commission on March 30, 1992, and wherein such Exhibit is designated Exhibit 10(b).

10.11 Employee Stock Ownership Plan of Letchworth, incorporated by reference to Letchworth's Registration Statement on Form S-18 (Reg. No. 33-31149-NY), filed with the Commission on September 2, 1989, and wherein such Exhibit is designated Exhibit 10(c).

10.12 Defined Benefit Pension Plan of Letchworth, incorporated by reference to Letchworth's Registration Statement on Form S-18 (Reg. No. 33-31149-NY), filed with the Commission on September 2, 1989, and wherein such Exhibit is designated Exhibit 10(d).

10.13 Form of Executive Supplemental Income Agreement, as amended, incorporated by reference to Letchworth's Annual Report on Form 10-K for the year ended December 31, 1991 and filed with the Commission on March 30, 1992, and where in such Exhibit is designated Exhibit 19.

10.14 Form of Director Deferred Compensation Agreement, incorporated by reference to Letchworth's Registration Statement on Form S-18 (Reg. No. 33-31149-NY), filed with the Commission on September 2, 1989, and wherein such Exhibit is designated Exhibit 10(f).

10.15 Loan and Pledge Agreement, dated June 16, 1986, by and between Employee Stock Ownership Trust of Letchworth and Salamanca Trust Company, incorporated by reference to Letchworth's Registration Statement on Form S-18 (Reg. No. 33-31149-NY), filed with the Commission on September 2, 1989, and wherein such Exhibit is designated Exhibit 10(g).

10.16 Loan and Pledge Agreement, dated June 16, 1986, by and between Employee Stock Ownership Trust of Letchworth and Community National Bank, incorporated by reference to Letchworth's Registration Statement on Form S-18 (Reg. No. 33-31149-NY), filed with the Commission on September 2, 1989, and wherein such Exhibit is designated Exhibit 10(h).

10.17 Lease Agreement, dated March 1, 1982, by and between Letchworth and Herald Ford, Inc., incorporated by reference to Letchworth's Registration Statement on Form S-18 (Reg. No. 33-31149-NY), filed with the Commission on September 2, 1989, and wherein such Exhibit is designated Exhibit 10(i).

10.18 Lease Agreement, dated April 12, 1982, and an Addendum thereto, dated January 25, 1973, by and between Letchworth and 15 South Center Street, Inc., incorporated by reference to Letchworth's Registration Statement on Form S-18 (Reg. No. 33-31149-NY), filed with the Commission on September 2, 1989, and wherein such Exhibit is designated Exhibit 10(j).

10.19 Lease Agreement, dated August 1, 1974, by and between The Citizen Bank, Attica and Fred Glickstein, which Lease Agreement was assumed by Letchworth on December 7, 1984, incorporated by reference to Letchworth's Registration Statement on Form S-18 (Reg. No. 33-31149-NY), filed with the Commission on September 2, 1989, and wherein such Exhibit is designated Exhibit 10(k).

10.20 Salary Savings Plan (401(k) Plan) of Letchworth, incorporated by reference to Letchworth's Amendment No. 1 to Form S-18 Registration Statement (Reg. No. 33-31149-NY), filed with the Commission on October 31, 1989, and wherein such Exhibit is designated Exhibit 10(l).

10.21 Loan Agreement, dated November 6, 1990, by and between Letchworth and Alden State Bank, incorporated by reference to Letchworth's Annual Report on Form 10-K for the year-ended December 31, 1990, and filed with the Commission on April 1, 1991, and wherein such Exhibit is designated Exhibit 10(m).

10.22 Sales Contract, dated September 10, 1991, by and between John Piraino, Jr. ("Piraino") and the Bank, incorporated by reference to Letchworth's Annual Report on Form 10-K for the year ended December 31, 1992, and filed with the Commission on March 30, 1993, and wherein such Exhibit is designated Exhibit 10(n).

10.23 Indenture of Lease, dated September 10, 1991, by and between Piraino and the Bank, incorporated by reference to Letchworth's Annual Report on Form 10-K for the year ended December 31, 1992, and filed with the Commission on March 30, 1993, and wherein such Exhibit is designated Exhibit 10(o).

10.24 Purchase and Assumption Agreement, dated as of January 10, 1991, by and between Letchworth, The Bank of Castile, and Anchor Savings Bank FSB, incorporated by reference to the Letchworth's Report on Form 8-K/A amending the Letchworth's Current Report on Form 8-K dated January 31, 1992, and which Form 8-K/A was filed with the Commission on April 3, 1992, and wherein such Exhibit is designated Exhibit 10(a).

10.25 Sales Contract, dated as of January 10, 1991, by and between The Bank of Castile and Anchor Savings Bank FSB, incorporated by reference to Letchworth's Report on Form 8-K/A amending the Letchworth's Current Report on Form 8-K dated January 31, 1992, and which Form 8-K/A was filed with the Commission on April 3, 1992, and wherein such Exhibit is designated Exhibit 10(b).

10.26 Purchase and Assumption Agreement, dated as of May 11, 1994, by and between The Bank of Castile and The Chase Manhattan Bank (National Association), incorporated by reference to Letchworth's Report on Form 8-K, dated December 12, 1994, and which Form 8-K was filed with the Commission on December 19, 1994, and wherein such Exhibit is designated Exhibit 2.1.

10.27 Sales Contract, dated as of May 11, 1994, by and between The Bank of Castile and The Chase Manhattan Bank (National Association), incorporated by reference to Letchworth's Report on Form 8-K, dated December 12, 1994, and which Form 8-K was filed with the Commission on December 19, 1994, and wherein such Exhibit is designated Exhibit 2.2.

10.28 Agreement and Plan of Reorganization, dated as of July 30, 1999 between Tompkins Trustco, Inc. and Letchworth Independent Bancshares Corporation, incorporated by reference to the Company's Registration Statement on Form S-4 (Registration No. 333-90411), in which such exhibit is included as Annex A.

10.29 Stock Purchase Agreement, dated October 31, 1998, between Letchworth and certain shareholders of Mahopac National Bank, together with a letter agreement extending the closing date for said transaction until the close of business on June 4, 1999. The exhibit is incorporated by reference to Letchworth's report on Form 8-K dated June 17, 1999, as amended, wherein said exhibit is referenced as Exhibit 2(a).

10.30 Employment Agreement, dated January 1999, by and between Mahopac National Bank and Stephen E. Garner.

10.31 2001 Stock Option Plan incorporated herein by reference to Exhibit 99 contained in the Registrant's Registration Statement on Form S-8 (No. 333-75822), as filed with the Commission on December 12, 2001, and amended

10.32 Mahopac National Bank Supplemental Executive Retirement Agreement, dated May 15, 2000, by and between Mahopac National Bank and Stephen E. Garner.

11 Statement of Computation of Earnings Per Share Required information is incorporated by reference to Note 15 of the Company's consolidated financial statements included under Item 8.

21 Subsidiaries of Registrant:

Tompkins Trust Company, which is wholly-owned by the Company, and its subsidiary Tompkins Real Estate Holdings, Inc., which is approximately 99% owned by Tompkins Trust Company.

The Bank of Castile, which is wholly-owned by the Company, and its subsidiary Castile Funding Corporation, Inc., which is approximately 99% owned by The Bank of Castile.

Mahopac National Bank, which is wholly-owned by the Company, and its subsidiary Mahopac Funding Corporation, Inc., which is approximately 99% owned by Mahopac National Bank.

Tompkins Insurance Agencies, Inc. which is wholly-owned by the Company

23 Consent of KPMG LLP

(b) Reports on Form 8-K

The Company filed no Current Reports on Form 8-K during the quarter ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOMPKINS TRUSTCO, INC.

By: James J. Byrnes
Chairman of the Board and Chief Executive Officer

Date: March 25, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities indicated:

Signature	Capacity
/S/ James J. Byrnes James J. Byrnes	Chairman of the Board and Chief Executive Officer
/S/ James W. Fulmer James W. Fulmer	President, Director
/S/ Francis M. Fetsko Francis M. Fetsko	Senior Vice President and Chief Financial Officer
/S/ John Alexander John E. Alexander	Director
/S/ Reeder D. Gates Reeder D. Gates	Director
/S/ William W. Griswold William W. Griswold	Director
/S/ James R. Hardie James R. Hardie	Director
/S/ Edward C. Hooks Edward C. Hooks	Director
/S/ Bonnie H. Howell Bonnie H. Howell	Vice Chairman Director
/S/ Hunter R. Rawlings, III Hunter R. Rawlings, III	Director
/S/ Thomas R. Salm Thomas R. Salm	Director
/S/ Michael Spain Michael Spain	Director
/S/ William D. Spain William D. Spain	Director
/S/ Craig Yunker Craig Yunker	Director